                                                                     EXHIBIT 2.3

SUBLOAN AGREEMENT (LOAN AGREEMENT VIA ONLENDING OF FUNDS FROM THE BANCO NACIONAL
      DE DESENVOLVIMENTO ECONOMICO E SOCIAL (BRAZILIAN SOCIAL AND ECONOMIC
                                DEVELOPMENT BANK)
                     BNDES FINEM TJLP/CM - NO. 060/2000-IC)

NAME OF FINANCIAL AGENTS:

1. BANCO ITAU S.A., financial institution, with head office at Rua Boa Vista 176, Centro, Sao Paulo/SP, with CNPJ General Taxpayer Enrollment no. 60.701.190/0001-04, herein represented by its undersigned legal representatives;

2. BANCO DO BRASIL S.A., financial institution, with head office in the city of Brasilia, Federal District, through its branch in the city of Rio de Janeiro, located at Rua Lelio Gama no. 105 - 4th floor, with CNPJ General Taxpayer Enrollment no. 00.000.000/4369-92, herein represented by its undersigned legal representatives;

3. BANCO BRADESCO S.A., financial institution, with head office in the city of Osasco, State of Sao Paulo, in Cidade de Deus, with CNPJ General Taxpayer Enrollment no. 60.746.948/0001-12, herein represented by its undersigned legal representatives;

4. UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A., financial institution, with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Eusebio Matoso 891, with CNPJ General Taxpayer Enrollment no. 33.700.394/0001-40, herein represented by its undersigned legal representatives;

5. BANCO ALFA DE INVESTIMENTO S.A., financial institution, with head office in the city of Sao Paulo, State of Sao Paulo, at Alameda Santos no. 466 - 4th floor, with CNPJ General Taxpayer Enrollment no. 60.770.336/0001-65, herein represented by its undersigned legal representatives;

6. BANCO CITIBANK S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Paulista 1111 - 11th floor, with CNPJ General Taxpayer Enrollment no. 33.479.023/0001-80, herein represented by its undersigned legal representatives;

7. BANCO SAFRA S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Paulista 2100, with CNPJ General Taxpayer Enrollment no. 58.160.789/0001-28;

8. BANCO VOTORANTIM S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Roque Petroni Jr. 999, no. 1000, with CNPJ General Taxpayer Enrollment no. 59.588.111/0001-03, herein represented by its undersigned legal representatives;

9. BANCO SUDAMERIS BRASIL S.A., with head office in the city of Sao Paulo, State of Sao Paulo, at Avenida Paulista no. 1000, with CNPJ General Taxpayer Enrollment no. 60.942.638/0001-73, herein represented by its undersigned legal representatives; and

10. BANCO SANTANDER BRASIL S.A., financial institution with head Office in the city of Sao Paulo, State of Sao Paulo, at Rua Amador Bueno 474, with CNPJ General Taxpayer Enrollment no. 61.472.676/0001-72, herein represented by its undersigned legal representatives;

When referred to jointly, FINANCIAL AGENTS, and as a result of the Consortium Agreement signed by the FINANCIAL AGENTS on 12/15/2000, of which the present instrument is an integral and inseparable part, BANCO ITAU S.A. and BANCO DO BRASIL S.A. were designated the LEADERS of the Consortium, therefore, they will henceforth be referred-to as such. The LEADERS may substituted at any time, by decision of the BNDES.

1. TELECOMUNICACOES DO AMAZONAS S.A., with head office in the city of Manaus, State of Amazonas, at Av. Getulio Vargas, no. 950, with CNPJ General Taxpayer Enrollment (CNPJ) no. 04.559.084/0001-59, herein represented by its undersigned legal representatives;

2. TELECOMUNICACOES DA BAHIA S.A., with head office in the city of Salvador, State of Bahia, at Rua Silveira Martins, no. 355, with CNPJ General Taxpayer Enrollment no. 15.137.276/0001-93, herein represented by its undersigned legal representatives;

3. TELECOMUNICACOES DO CEARA S.A., with head office in the city of Fortaleza, State of Ceara, at Av. Borges de Melo no. 1677, with CNPJ General Taxpayer Enrollment no. 07.072.812/0001-91, herein represented by its undersigned legal representatives;

4. TELECOMUNICACOES DE MINAS GERAIS S.A., with head office in the city of Belo Horizonte, State of Minas Gerais, at Av. Afonso Pena no. 4001, with CNPJ General Taxpayer Enrollment no. 17.184.201/0001-99, herein represented by its undersigned legal representatives;

5. TELECOMUNICACOES DO PARA S.A., with head Office in the city of Belem, State of Para, at Travessa Dr. Moraes, no. 21, 7th floor, with CNPJ General Taxpayer no. 04.815.411/0001-96, herein represented by its undersigned legal representatives;

6. TELECOMUNICACOES DO PIAUI S.A., with head office in the city of Teresina, State of Piaui, at Av. Antonino Freire no. 1473, with CNPJ General Taxpayer Enrollment no. 06.847.875/0001-00, herein represented by its undersigned legal representatives;

7. TELECOMUNICACOES DE SERGIPE S.A., with head office in the city of Aracaju, State of Sergipe, at Rua Dr. Gutemberg Chagas no. 169, with CNPJ General Taxpayer Enrollment no. 13.079.322/0001-10, herein represented by its undersigned legal representatives;

8. TELECOMUNICACOES DO MARANHAO S.A., with head office in the city of Sao Luis, State of Maranhao, at Av. Daniel La Touche, no number, with CNPJ General Taxpayer Enrollment no. 06.274.633/0001-74, herein represented by its undersigned legal representatives;

9. TELECOMUNICACOES DE PERNAMBUCO S.A., with head office in the city of Recife, State of Pernambuco, at Av. Afonso Olindense no. 1513, with CNPJ General Taxpayer Enrollment no. 10.819.803/0001-26, herein represented by its undersigned legal representatives;

10. TELECOMUNICACOES DE ALAGOAS S.A., with head office in the city of Maceio, State of Alagoas, at Rua Antenor Gomes de Oliveira no. 144, with CNPJ General Taxpayer Enrollment no. 12.286.423/0001-07, herein represented by its undersigned legal representatives;

11. TELECOMUNICACOES DO AMAPA S.A., with head office in the city of Macapa, State of Amapa, at Av. Duque de Caxias no. 106, with CNPJ General Taxpayer Enrollment no. 05.965.421/0001-70, herein represented by its undersigned legal representatives;

12. TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A., with head office in the city of Natal, State of Rio Grande do Norte, at Av. Prudente de Morais no. 757, with CNPJ General Taxpayer Enrollment no. 08.408.254/0001-55, herein represented by its undersigned legal representatives;

13. TELECOMUNICACOES DO ESPIRITO SANTO S.A., with head Office in the city of Vitoria, State of Espirito Santo, at Rua Vitorio Nunes da Motta no. 220, with General Taxpayer Enrollment no. 28.140.226/0001-07, herein represented by its undersigned legal representatives;

14. TELECOMUNICACOES DA PARAIBA S.A., with head office in the city of Joao Pessoa, State of Paraiba, at Rua Diogenes Chianca no. 1777, with CNPJ General Taxpayer Enrollment no. 08.827.313/0001-20, herein represented by its undersigned legal representatives;

15. TELECOMUNICACOES DO RIO DE JANEIRO S.A., with head office in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Vargas no. 2560, with CNPJ General Taxpayer Enrollment no. 33.000.118/0001-79, herein represented by its undersigned legal representatives;

16. TELECOMUNICACOES DE RORAIMA S.A., with head office in the city of Boavista, State of Roraima, at Av. Cap. Ene Garcez no. 256, with CNPJ General Taxpayer Enrollment no. 05.934.567/0001-59, herein represented by its undersigned legal representatives;

Name of INTERVENING GUARANTOR

TELE NORTE LESTE PARTICIPACOES S.A., henceforth referred-top as the INTERVENING GUARANTOR, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller no. 116 - 22nd floor, with CNPJ General Taxpayer Enrollment no. 02.558.134/0001-58; herein represented by its undersigned legal representatives;

1. Subloan Data

-------------------------------------------------------------------------------------------------------------------
1.1 Date:            1.2 Credit amount granted: sum of subcredits A and B, in accordance with   1.3 Maturity
                     each Beneficiary's individual liabilities, as defined in the chart in            Date
    12/15/2000       subitem 7.4.
                     ------------------------------------------------------------------------
                     1.2.1  Subcredit "A"                1.2.2  Subcredit "B"                      01/15/2008
                            R$ 420,000,000.00                   R$ 1,470,000,000.00
-------------------------------------------------------------------------------------------------------------------
1.4 Utilization Periods              1.5 Qualifying Periods                      1.6 DIR Decision No./Date
    1.4.1 Subcredits "A" and "B"         1.5.1 Subcredits "A" and "B"                Attachment II,
           Until 12/15/2001                    Up to 12 months                       632/2000, dated 11/28/2000
-------------------------------------------------------------------------------------------------------------------
1.7 Interest Rate                    1.8 FINANCIAL AGENTS'                      1.9 Credit Reserve Commission
3.85% (three point eight, five           Commission 1.35% (one point three,     Monthly rate of 0.1% (zero point one
percent) per annum, equal to a           five percent)                          percent).
monthly rate of 0.3153%.                 per annum, Interest rate included.
-------------------------------------------------------------------------------------------------------------------

1.10     Purpose of Subloan

Onlending to BENEFICIARIES, for the purpose of the Expansion of their respective Telecommunications Plants (Voice, Data and Video) and operational improvements in fulfillment of the General Target Plan for Universalization (PGMU) and the General Quality Target Plan (PGMQ), established by Agencia Nacional de Telecomunicacoes - ANATEL (National Telecommunications Agency) with investments during the period from October/1998 to December/2001.

1.11     Securities

1.11.1 Guarantee provided by the INTERVENING GUARANTOR identified above, as solidary co-debtor and main payer of the obligations deriving from this Contract, as defined in subitem 21.1;

1.11.2 Restriction of all the BENEFICIARIES' income from the wireline telephone service subscriber receivables, as established in subitem 21.2;

1.11.3 16 (Sixteen) Promissory Notes issued by the BENEFICIARIES in favor of the FINANCIAL AGENTS, with maturity on demand of 100% (one hundred percent) of the credit amount granted to each of the BENEFICIARIES, as defined in subitem 21.3.

2.   CREDIT NATURE AND ORIGIN

2.1 The FINANCIAL AGENTS, together with the BENEFICIARIES, hereby jointly engage the present transaction via the opening of 16 (sixteen) credits, granted to each one of the BENEFICIARIES, divided into 2 (two) Subcredits, in the amounts mentioned in subitem 1.2 and subitem 7.4, on account of Credit Agreement No. 91.2.149.6.1.013, signed on 07/19/1991 by and between BNDES and the FINANCIAL AGENTS, and they will be provided:

     2.1.1 Subcredits "A": considering the base date of November 15, 2000, with resources obtained by the BNDES, in foreign currency, onlent pursuant to Resolution No. 635/87, dated January 13, 1987, issued by the BNDES Management, in accordance with subitem 3.1 herein;

2.1.2 Subcredits "B": with common BNDES funds, which are comprised of, among other, sources, resources from the Fundo de Amparo ao Trabalhador - FAT (Worker's Assistance Fund), resources originating from the FAT-Special Deposits and PIS/PASEP (Employee Profit Sharing/Public Service Employee Savings Program) Interest funds, its allocation in accordance with the legislation applicable to each one of the aforementioned sources, pursuant to subitem 7.2.

3.   READJUSTMENT OF SUBCREDIT "A" AMOUNTS

3.1 The unused installments of Subcredits "A1" to "A16", mentioned in the chart in subitem 7.4 herein, shall be adjusted, based on the base date mentioned in subitem 2.1.1, according to the weighted average of the exchange rates applicable to the resources obtained by the BNDES, in foreign currency, not bound to onlending in specific conditions, pursuant to the terms on subitem 4.1 below.

4.   READJUSTMENT OF SUBCREDIT "A" DEBT AMOUNTS

4.1 The outstanding balances of the BENEFICIARIES, originating from Subcredits "A1" to "A16", including the principle, compensatory interest and interest on arrears, refund of Income Tax expenses, other expenses, weighted average of the exchange rates applicable to the resources obtained by the BNDES, in foreign currency, not bound to onlending in specific conditions, determined in accordance with the following criteria:

     I - On a daily basis, the BNDES will examine the position of its liabilities in foreign currency, not bound to onlending in specific conditions, in order to determine the weights to apply to the exchange adjustments;

     II - Based on the position of the liabilities examined in subparagraph I, the weighted average of the exchange adjustments shall be determined on a daily basis, taking into consideration the closing quotes for sale of foreign currencies published by the Banco Central do Brasil on the previous day.

4.2 The weighted average mentioned in subitem 4.1 above, shall be published in the Union's Official Gazette (Section 3) on the 10th (tenth) and 25th (twenty-fifth) days of each month, and the interest rate and Income Tax mentioned in subitems 9.1 and 20.2 shall be published in te same official publication on the 25th (twenty-fifth) day of the months of January, April, July and October. In the event they are not published in the Union's Official Gazette on the aforementioned dates, they will appear in the next edition of that publication.

5.   ALTERATION OF THE LEGAL CRITERIA AND PAYMENT OF THE RESOURCES.

5.1 In the event that there is a change in the legal criteria for the payment of the resources onlent by the BNDES, originating from the PIS/PASEP Interest funds and the Fundo de Amparo ao Trabalhador - FAT, the payment contemplated in item 10 may, according to BNDES criteria, may be made according to the new criteria for payment of said resources or any other criteria, designated by the BNDES, which, in addition to preserving the real value of the operation, pays at the same previous levels. In this case, the FINANCIAL AGENTS will notify the BENEFICIARIES in writing of the alteration.

6.   PURPOSE

6.1 The BENEFICIARIES must utilize the resources, the object of this agreement, in accordance with the purpose stipulated in subitem 1.10 (Purpose of the Subloan) in the preface of the agreement.

7.   CREDIT AVAILABILITY.

7.1 The resources shall be made available to the BENEFICIARIES, in installments and according to the project execution needs, pursuant to the BNDES' financial programming, which is subordinated to the National Monetary Council's definition of funds for its investments and to the availability of the resources originating from Credit Agreement No. 91.2.149.6.1.013, mentioned in subitem 2.1 above.

7.2 Each of the installment amounts for Subcredits "A1" to "A16" to be placed at the disposal of he BENEFICIARIES shall be calculated according to the criteria established in the Long-Term Interest Rate law - TJLP in order to determine the outstanding balances of the financing engaged via the BNDES System until November 30th, 1994.

7.3 The FINANCIAL AGENTS will onlend the funds to the BENEFICIARIES, in the following proportions, pursuant to the Consortium Agreement that is part of this instrument:

---------------------------------------------------------------------------------------------------------------------
        FINANCIAL AGENTS                                        INTEREST (R$)                                  In (%)
---------------------------------------------------------------------------------------------------------------------
                                         Subcredit "A"         Subcredit "B"          Total "A" + "B"
---------------------------------------------------------------------------------------------------------------------
BANCO ITAU S.A.                          88,888,888.00         311,111,112.00          400,000,000.00          21.16
---------------------------------------------------------------------------------------------------------------------
BANCO DO BRASIL S.A.                     88,888,887.00         311,111,113.00          400,000,000.00          21.16
---------------------------------------------------------------------------------------------------------------------
BANCO BRADESCO S.A.                      88,888,887.00         311,111,113.00          400,000,000.00          21.16
---------------------------------------------------------------------------------------------------------------------
UNIBANCO                                 31,444,445.00         110,055,555.00          141,500,000.00           7.49
---------------------------------------------------------------------------------------------------------------------
BANCO ALFA DE INVESTIMENTOS S.A.         28,555,555.00          99,944,445.00          128,500,000.00           6.80
---------------------------------------------------------------------------------------------------------------------
BANCO CITIBANK                           26,666,670.00          93,333,330.00          120,000,000.00           6.35
---------------------------------------------------------------------------------------------------------------------
BANCO SAFRA                              22,222,221.00          77,777,779.00          100,000,000.00           5.29
---------------------------------------------------------------------------------------------------------------------
BANCO VOTORANTIM                         22,222,223.00          77,777,777.00          100,000,000.00           5.29
---------------------------------------------------------------------------------------------------------------------
BANCO SUDAMERIS                          11,111,112.00          38,888,888.00           50,000,000.00           2.65
---------------------------------------------------------------------------------------------------------------------
BANCO SANTANDER                          11,111,112.00          38,888,888.00           50,000,000.00           2.65
---------------------------------------------------------------------------------------------------------------------
TOTAL                                   420,000,000.00       1,470,000,000.00        1,890,000,000.00         100.00
---------------------------------------------------------------------------------------------------------------------

7.4 The FINANCIAL AGENTS will transfer the funds to the BENEFICIARIES on the second business day following the date of receipt of the Subcredit "A1" to "A16" resources, and on the third business day following the receipt of the Subcredit "B1" to "B16" resources. Each of the BENEFICIARIES will be entitled to the following credits, divided between the aforementioned "A'" to "A16" and "B1" to "B16" subcredits, as approved in General Condition No. 3 of the Decision contained in subitem 1.6 herein, which will, in the amounts listed in the chart below, constitute each BENEFICIARY's non-solidary individual liability:

--------------------------------------------------------------------------------------------------------------------------------
         BENEFICIARIES                                    TOTAL CREDIT         PER "A" SUBCREDIT           PER "B" SUBCREDIT
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE AMAZONAS                              54,260,501.00    A1          12,057,890.00    B1         42,202,611.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE BAHIA                                207,539,500.00    A2          46,119,889.00    A2        161,419,611.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE CEARA                                106,569,400.00    A3          23,682,089.00    B3         82,887,311.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE MINAS GERAIS                         396,482,799.00    A4          88,107,288.00    B4        308,375,511.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE PARA                                  90,736,100.00    A5          20,163,578.00    B5         70,572,522.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE PIAUI                                 32,774,000.00    A6           7,283,111.00    B6         25,490,889.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE SERGIPE                               25,527,600.00    A7           5,672,800.00    B7         19,854,800.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE MARANHAO                              57,376,900.00    A8          12,750,422.00    B8         44,626,478.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE PERNAMBUCO                           119,826,700.00    A9          26,628,155.00    B9         93,198,545.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE ALAGOAS                               34,405,500.00   A10           7,645,555.00   B10         26,759,445.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE AMAPA                                  7,499,100.00   A11           1,666,467.00   B11          5,832,633.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE R. G. DO NORTE                        46,162,200.00   A12          10,258,267.00   B12         35,903,933.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE ESPIRITO SANTO                        70,599,200.00   A13          15,688,711.00   B13         54,910,489.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE PARAIBA                               41,483,400.00   A14           9,218,533.00   B14         32,264,867.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE RIO DE JANEIRO                       593,558,700.00   A15         131,901,934.00   B15        461,656,766.00
--------------------------------------------------------------------------------------------------------------------------------
TELECOMUNICACOES DE RORAIMA                                5,198,900.00   A16           1,155,311.00   B16          4,043,589.00
--------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                  1,890,000,000.00               420,000,000.00            1,470,000,000.00
--------------------------------------------------------------------------------------------------------------------------------

     7.5 None of the amounts will be released until the BNDES totally or partially disburses the funds corresponding to each of them to the FINANCIAL AGENTS, and it is hereby established that the FINANCIAL AGENTS will not be held responsible in the event that the BNDES stops the disbursements, only carries them out in part, or subordinates them to conditions not contemplated in the Agreement, or if it totally or partially cancels the credits granted to the FINANCIAL AGENTS, by no fault of theirs.

     7.6 If, for some reason, the BNDES does not onlend to the FINANCIAL AGENTS the amounts needed for the loan, or if it stops any of the releases of resources for onlending to the BENEFICIARIES, this Agreement will be totally or partially terminated by full right, regardless of any judicial or extrajudicial summons. In such a case, the BENEFICIARIES will have no rights against the FINANCIAL AGENTS, i.e., no right to demand indemnification or compensation for any arising damages or losses resulting from the non-granting of the credits, and all the obligations assumed until then by force of this Agreement will remain effective if any disbursement has been made.

8.   UTILIZATION, QUALIFYING AND AMORTIZATION PERIODS.

8.1 The utilization period for the resources will be the period stipulated in subitem 1.4.1 for Subcredits "A1" to "A16" and Subcredits "B1" to "B16".

8.2 The qualifying period will be the period stipulated in subitem 1.5.1 for Subcredits "A1" to "A16", which will be counted as of the date of the 15 (th) (fifteenth) following the signing of this Agreement, and will extend until the 15th (fifteenth) of the following months: January, April, July and October. For Subcredits "B1" to "B16", the qualifying period stipulated in subitem 1.5.1, will be counted as of the date of the 15th following the signing of this Agreement.

8.3 The amounts due as a result of each of the credits in this Agreement shall be paid by the BENEFICIARIES to the FINANCIAL AGENTS, pursuant the following deadlines and form:

     a) Subcredits "A1" to "A16": in 72 (seventy-two) monthly, consecutive installments, each one in the amount of each Subcredit's adjusted principal due, divided by the number of amortization installments not yet due, the first being due on 02/15/2002, and the last on 01/15/2008, pursuant to subitem 14.1 herein;

     b) Subcredits "B1" to "B16": in 72 (seventy-two) monthly, consecutive installments, each one in the amount of each Subcredit's adjusted principal due, divided by the number of amortization installments not yet due, the first being due on 02/15/2002, and the last on 01/15/2008, pursuant to subitem 14.1 herein;

8.3.1 The BENEFICIARIES commit themselves to liquidate all the obligations of this Agreement on January 15th, 2008, with the last amortization installment.

9.   INTEREST ON SUBCREDITS "A1" TO "A16".

9.1 or the utilization of these Subcredits, the BENEFICIARIES shall pay the interest set in subitem 1.7, over the variable rate, readjusted every quarter on the 16th (sixteenth) day of the months of January, April, July and October, based on the weighted average cost of all the fees and expenses the BNDES has paid in obtaining the resources in foreign currency, not bound to onlending in specific conditions, in the civil quarter immediately prior to the month of the aforementioned interest rate readjustment. The interest will be calculated on a day to day basis, according to the proportional system, on the adjusted outstanding balances, payable on the 15th (fifteenth) day of the months of January, April, July and October of each year, during the period between January 15th, 2001 and January 15th, 2002, and monthly, starting from February 15th, 2002, together with the principal amortization installments, and on maturity or liquidation of the debts, pursuant to subitem 14.1 herein.

10.  INTEREST ON SUBCREDITS "B1" TO "B16".

10.1 Interest, at the rate established in subitem 1.7 above of Long-Term Interest Rate, henceforth referred-to as TJLP, published by the Brazilian Central Bank, including the commission established in subitem 1.8, will be calculated on the BENEFICIARIES' debt principals, deriving from these Subcredits, according to the following systematic:

10.1.1 WHEN THE TJLP IS OVER 6% (SIX PERCENT) PER ANNUM:

       a) The amount corresponding to the TJLP portion that exceeds 6% (six percent) per annum shall be capitalized on the 15th (fifteenth) of each month during the validity of this Agreement and on maturity or liquidation of its debts, pursuant to subitem 14.1, determined according to the calculation of the following capitalization period on the outstanding balances of each Subcredit, considering all the financial events during that period:

            TC = [(1 + TJLP) / 1.06 ] (n/360) - 1, being:
            TC - capitalization period;
            TJLP - Long-Term Interest Rate, published by the Brazilian Central Bank; and

            N - number of days between the date of the financial event and the date of the capitalization, maturity or liquidation of the liability, and considering the financial events to be any and all financial events that result in or may result in alterations to the Agreement's outstanding balances.

       b) The percentage per annum over the TJLP ("spread"), mentioned in subitem 1.7, with the added non-capitalized portion of the TJLP of 6% (six percent) per annum, will be calculated on the outstanding balances of each Subcredit, on the interest due dates mentioned in subitem 10.3 or on the maturity or liquidation of the debts deriving from this Agreement, pursuant to line "a" of this subitem, and considering the number of days elapsed between the date of the financial event and the aforementioned due dates for the purpose of calculating the daily interest.

10.1.2 WHEN THE TJLP IS EQUAL TO OR LOWER THAN 6% (SIX PERCENT) PER ANNUM:

       The percentage per annum of the TJLP ("spread"), mentioned in subitem 1.7, with the added TJLP itself, shall be calculated on the outstanding balances of each Subcredit, on the interest due dates mentioned in subitem 10.3 or the maturity or liquidation date of the debts deriving from this Agreement, considering the number of days elapsed between the date of the financial event and the aforementioned due dates for the purpose of calculating the daily interest.

10.2 The amount mentioned in subitem 10.1.1, line "a" that will be capitalized and incorporated into the debt principals, shall be due pursuant to the terms of line "b" in subitem 8.3.

10.3 The amount determined according to the terms in subitem 10.1.1, line "b", or subitem 10.1.2 shall be due on a quarterly basis, on the 15th (fifteenth) day of the months of January, April, July and October of each year, during the period between the January 15th, 2001, and January 15th, 2002, and monthly, starting of January 15th, 2002, together with the principal amortization installments, and on maturity or liquidation of the debts deriving from this Agreement, pursuant to subitem 14.1.

10.4 The FINANCIAL AGENTS' commission is included in the interest rate in subitem 1.7, consisting of one differential designated in subitem 1.8, being calculated and due according to the same criteria for interest payment.

11.  ALTERATION OF THE INTEREST ON SUBCREDITS "A" AND "B".

11.1 As of the 73rd (seventy-third) month of the validity of this Agreement, the interest contemplated in subitems 9 and 10 shall be charged to the BENEFICIARIES, at a percentage rate of 5.85% (five point eight, five percent) per annum, over the variable rate and the Long-Term Interest Rate
     - TJLP, respectively, and it is hereby duly agreed between the parties that the rate established in subitem 1.7 above shall be reset, upholding, however, the FINANCIAL AGENTS' commission mentioned in the previous subitem 1.8.

11.2 Either one of the BENEFICIARIES may, however, anticipate the total liquidation of its debt in the 72nd (seventy-second) month of the validity of this Agreement.

12.  DEBT PROCESSING AND COLLECTION.

12.1 The BENEFICIARIES shall amortize or liquidate the debts assumed herein by debit to their bank accounts with each of the FINANCIAL AGENTS, according to the proportions mentioned in subitem 7.3. They may also be amortized by means of administrative checks, bank payment slip or credit order document - DOC, as long as the BENEFICIARIES communicate this fact at least 5 (five) business days prior.

12.2 The BENEFICIARIES hereby authorize the FINANCIAL AGENTS, on the maturity date of the liability, to decisively and irrevocably debit all the amounts due as a result of this Agreement from their bank accounts, and the liquidation of these amounts will depend on the availability of funds in the bank accounts in which the respective debts will be processed. A lack of funds in the bank accounts will be considered a delay in payment.

12.3 According to the criteria of each FINANCIAL AGENT, collection of the principals and the charges deriving from Subcredits "A1" to "A16" and "B1" to "B16" shall be carried out by means of collections notices issued by the FINANCIAL AGENTS issued in advance in order for the BENEFICIARIES to liquidate their obligations on their due dates.

12.4 The BENEFICIARIES may consult their bank account balances "Future Entries", which will list the collection of the principals and charges, 5 (five) days prior to the due date, and the amount due to liquidate the obligations on the due dates.

12.5 As the debts regarding Subcredits "A1" to "A16" are subject to daily adjustment according to the terms of item 4 herein, the Collection Notices referred-to in subitem 12.3 shall be issued by the FINANCIAL AGENTS listing the reference amount in BNDES Monetary Units - UMBND, the quote of which shall be obtained from the BNDES Financial and International Sector Financial Administration Department - DEFIN/AF, and the payment amounts, due in Brazilian currency, determined by the respective daily quote of the effective payments.

12.6 The non-receipt of the Collections Notices shall not exempt the BENEFICIARIES of the obligation to pay the principal and charge payments on the due dates established in the present Agreement.

13.  CREDIT RESERVE COMMISSION.

13.1 The BENEFICIARIES shall pay the FINANCIAL AGENTS, according to the proportion stipulated in subitem 7.3, the Credit Reserve Commission, set in subitem 1.9, payable for a period of 30 (thirty) days or fraction, to be calculated on:

     a. the unutilized balances of each portion of their respective credits, immediately starting on the day of its availability until the date of its utilization, when its payment will be due; and

     b. the unutilized balances of their respective credits, immediately starting on the day of its availability until the cancellation date, by request of the BENEFICIARIES or the FINANCIAL AGENTS and/or the BNDES' initiative, and the payment of which shall be due on the date of the request or the BNDES' decision, as the case may be;

          13.1.1 The calculating of commission on the amounts under circumstances "a" and "b" above will depend on the establishment of a BNDES fund availability system.

14.  PAYMENTS DUE ON HOLIDAYS.

14.1 The maturity of any financial obligations that fall on Saturdays, Sundays or national holidays, including bank holidays, shall be, for all intents and purposes, postponed to the next business day, therefore, the charges shall be calculated to this date and the transaction's next regular determination and charge calculation period shall also begin on this date.

15.  BENEFICIARIES' SPECIAL OBLIGATIONS.

15.1 Without prejudice to the other items, the BENEFICIARIES also commit themselves to:

a. fulfill, until the final liquidation of the debts deriving from this Agreement, where applicable, the "PROVISIONS APPLICABLE TO THE BNDES AGREEMENTS", henceforth referred-to as "PROVISIONS", approved by Resolution No. 655, dated 12/10/1987, and partially altered by Resolution No. 775, dated 12/16/1991, Resolution No. 863, dated 03/11/ 1996, Resolution No. 878, dated 09/04/1996, Resolution No. 894, dated 03/06/1997 and Resolution No. 927, dated 04/01/1998, all issued by the Management of the BNDES, and published in the Union's Official Gazette (section I), on 12/29/1987, 12/27/1991, 04/08/1996, 09/24/1996, 03/19/1997 and 04/15/1998,
     respectively, copies of which are hereby delivered to the BENEFICIARIES, who, after reviewing all their contents, declare their acceptance of them as an integral and inseparable part of this Agreement, for all legal effects and purposes.

b. Invest the funds received for the sole purpose of executing the project, object of this Agreement, and in accordance with the Chart of uses and Sources (ATTACHMENT III).

c. Allocate their own resources contemplated for the execution of the project, in the amounts and by the deadlines defined in the Chart of Uses and Sources, contained in ATTACHMENT III, as well as the total resources needed to cover any possible insufficiencies or additions to the project's global budget.

d. Promptly communicate to the LEADERS any occurrence that entails the modification of the Project or the Chart of Uses or Sources, designating the measures it judges should be taken.

e. Adopt, during the validity of this Agreement, measures and actions intended to avoid or correct damage to the environment, work safety and medicine that may be caused by the project financed herein.

f. Maintain its obligations with the environmental agencies in order during the validity of this Agreement.

g. In the event of a reduction in the BENEFICIARIES' staff as a result of the financed project, during the validity of the Agreement, the BENEFICIARIES must offer a training program geared towards the job opportunities in the region and/or a program for job placement in other companies, after submitting a document that specifies and attests to the conclusion of the negotiations with the competent labor representations involved the dismissal process to the FINANCIAL AGENTS for their review.

h. Maintain their obligations with Anatel up to date during the validity of this instrument.

i. Send correspondence to the Granting Authority, with a copy to the FINANCIAL AGENTS, attaching a copy of this Agreement, requesting the inclusion of the amount of its debts with the FINANCIAL AGENTS in the processes regarding any indemnification calculations, and inform the FINANCIAL AGENTS of any event that may hinder the fulfillment of any obligations deriving from the present transaction;

j. In the event that the indemnification mentioned in line "i" is not due, or if there are insufficient funds originating from said indemnification, the BENEFICIARIES must directly pay the FINANCIAL AGENTS the financial obligations intended to fully liquidate their debts deriving from this transaction.

l. Not assign or restrict, in favor of another creditor, without the prior consent of the FINANCIAL AGENTS or the BNDES, the revenues restricted pursuant to the "Deposit Account Agreement", henceforth referred-to as "BANK AGREEMENT" (ATTACHMENT I), therefore, the restriction made will remain valid and efficient within the scope of the Subloan Agreement signed between Telecomunicacoes de Alagoas S.A., Telecomunicacoes de

     Pernambuco S.A., Telecomunicacoes de Sergipe S.A., Telecomunicacoes do Amazonas S.A., Telecomunicacoes do Espirito Santo S.A., Telecomunicacoes do Para S.A., and Telecomunicacoes do Rio de Janeiro S.A. as the BENEFICIARIES, and Banco Itau S.A., Unibanco - Uniao de Bancos Brasileiros S.A., Banco Alfa de Investimento S.A., Banco Santander Brasil S.A., the current name of Banco Bozano Simonsen S.A., Banco Sudameris Brasil S.A. and Banco Safra S.A., as the FINANCIAL AGENTS.

m. issue securities, not convertible into shares, at any time and according to the criteria of the FINANCIAL AGENTS, during the validity of this Agreement, to be fully subscribed by the FINANCIAL AGENTS, through the full or partial utilization of their outstanding balances, determined on the same date as this issue, maintaining the same terms, conditions, average interest rate and deadlines as the transaction originally agreed upon, as well as agree to the subsequent offering on the securities market of the securities thus issued, in a public assessment, undertaking to practice all the acts necessary to this offering;

n. operate according to the national legislation regarding the contracting of foreign labor and consultancies;

o. keep, in the project, the minimum nationalization rates required in the BNDES Telecommunications Investments Support Program (consolidated in the excerpt of the Minutes of the General Meeting of BNDES Management No. 09/99, dated 04.06.99);

p. not establish, except by prior and express authorization of BNDES and the FINANCIAL AGENTS, securities that favor other long-term creditors, without the same guarantee being provided to them;

q. restrict revenues, as of the date of the signing of this Agreement, from the providing of wireline telephone services, to be exclusively deposited in the LEADER BANCO DO BRASIL, so as to guarantee the fulfillment of the financial obligations deriving from this transaction, as instructed in the "BANK AGREEMENT";

r. present, within 180 days as of the signing of this Agreement, a social investment plan, accompanied by an itemization of the amounts of the resources to be invested, as well as of the establishment of physical goals to be achieved.

s. As of the 2001 fiscal year, if the annual Consolidated Net Income of the INTERVENING PARTY TELE NORTE PARTICIPACOES S.A., according to its financial statements, duly audited by external auditors, registered at the Securities and Exchange Commission - CVM, is equal to or higher than 1.1 times the forecast set forth in the Financial Economic Summary, as per the attached document (ATTACHMENT II), the FINANCIAL AGENTS as an Annual Performance Award, an amount equivalent to 0.5% (zero point five percent) of the outstanding balances of their respective credits on December 31st of every year in which the net income exceeded the forecast. The Performance Award shall be paid to the FINANCIAL AGENTS in 08 (eight) consecutive monthly installments, the first of which will be due on May 15th of every year, based on the previous year's financial statements, pursuant to article 41 and subsequent articles of the "PROVISIONS".

t. Accept the inclusion in the "BANK AGREEMENT" (ATTACHMENT I), of a security-account mechanism that withholds 140% (one hundred and forty percent) of the amount equivalent to the next installment due during the period, if the item "Net Operational Income" of the INTERVENING GUARANTOR is less than 70% (seventy percent) of the amount contemplated in the agreed cash flow (ATTACHMENT II), until this item once again becomes more than or equal to the contemplated amount.

u. Establish in favor of the BNDES and the FINANCIAL AGENTS, the securities contemplated in item 21 - Security Conditions.

v. Submit for examination and approval by the LEADER BANCO DO BRASIL, within 150 (one hundred and fifty) days of the date of release of the last credit installment, the project conclusion report according to a model to be supplied by the BNDES.

16.  INTERVENING GUARANTOR'S OBLIGATIONS.

16.1 The INTERVENING GUARANTOR, identified in the preface of this Agreement, as the BENEFICIARIES' controlling shareholder, hereby assumes the obligation to:

     a) Allocate the resources needed to carry out the project contemplated in this Agreement;

     b) Take all the measures needed to guarantee the fulfillment of the purpose of this Agreement;

     c) Carry out all the actions needed to guarantee the execution of the investment plan as presented to the BNDES;

     d) Immediately communicate to the FINANCIAL AGENTS any action or event that may hinder the fulfillment of the purpose contemplated in subitem 1.10, particularly regarding the agreed securities;

     e) Previously notify the FINANCIAL AGENTS and the BNDES of any amendment to the articles of incorporation of the INTERVENING GUARANTOR itself, or those of any of the BENEFICIARIES;

     f) Directly or indirectly exercise its controlling power over the BENEFICIARIES in order to maintain the Concession Agreements signed with Agencia Nacional de Telecomunicacoes - ANATEL in order;

     g) Fulfill its duties and responsibilities with the BENEFICIARIES, pursuant to the terms of articles 115, 116 and 117 of Law No. 6404, dated 12/15/76.

     h) Maintain, during the validity of this Agreement and until its final due date, at least 3 (three) of the 4 (four) following minimum capitalization, current liquidity, EBITDA margin and debt coverage rates, determined on a quarterly basis in the INTERVENING GUARANTOR's consolidated balance sheet or trial balance, audited by external auditors registered with the Securities and Exchange Commission - CVM:

          i) Capitalization rate (PL/AT): shareholders' equity divided by the total assets, equal to or over 0.35 (zero point three, five);

          ii) Current liquidity rate (AC/PC): current assets divided by the current liabilities, greater or equal to 1.20 (one point two, zero);

          iii) Financial income/EBITDA margin ratio (EBITDA/ROL): earnings before interest, income tax, depreciation and amortization, divided by the net earnings, higher than or equal to 0.40 (zero point four, zero); and

          iv) Debt coverage rate (EBITDA/PC): earnings before interest, income tax, depreciation and amortization, divided by the current liabilities, equal to or over 1.20 (one point two, zero).

          Where:
          PL = Shareholders' Equity;
          AC = Current Assets;
          PC = Current Liabilities;
          EBITDA = Earnings before interest, income tax, depreciation and amortization;
          ROL = Net Earnings; and
          AT = Total Assets.

17.  SPECIAL OBLIGATIONS OF THE BENEFICIARIES LISTED BELOW.

17.1 With no prejudice to the other items, the BENEFICIARIES Telecomunicacoes de Alagoas S.A., Telecomunicacoes de Pernambuco S.A., Telecomunicacoes de Sergipe S.A., Telecomunicacoes do Amazonas S.A., Telecomunicacoes do Espirito Santo S.A., Telecomunicacoes do Para S.A., and Telecomunicacoes do Rio de Janeiro S.A. hereby decisively and irrevocably authorize the FINANCIAL AGENTS to release the funds of their respective subcredits in the aim of liquidating the outstanding balance of the principal regarding the Subloan Agreements listed below, signed by the BENEFICIARIES listed above, as the BENEFICIARIES, and Banco Itau S.A., Unibanco - Uniao de Bancos Brasileiros S.A., Banco Alfa de Investimento S.A., Banco Santander Brasil S.A., the current name of Banco Bozano Simonsen S.A., Banco Sudameris Brasil S.A. and Banco Safra S.A., as the FINANCIAL AGENTS, intended to advance funds to support the aforementioned BENEFICIARIES' "Investment Project", for the purpose of recovering the system and achieving the goals established by the Agencia Nacional de Telecomunicacoes - ANATEL, through the expansion and improvement of the network's quality in its serving areas:

-------------------------------------------------------------------------------------------
      Subloan Agreements (No.)                                  Beneficiary
-------------------------------------------------------------------------------------------
Bridge Loan Agreement No. 042/99 - IC               TELECOMUNICACOES DE ALAGOAS S.A.
-------------------------------------------------------------------------------------------
Bridge Loan Agreement No. 043/99 - IC               TELECOMUNICACOES DE PERNAMBUCO S.A.
-------------------------------------------------------------------------------------------
Bridge Loan Agreement No. 044/99 - IC               TELECOMUNICACOES DE SERGIPE S.A.
-------------------------------------------------------------------------------------------
Bridge Loan Agreement No. 045/99 - IC               TELECOMUNICACOES DE AMAZONAS S.A.
-------------------------------------------------------------------------------------------
Bridge Loan Agreement No. 046/99 - IC               TELECOMUNICACOES DE ESPIRITO SANTO S.A.
-------------------------------------------------------------------------------------------
Bridge Loan Agreement No. 047/99 - IC               TELECOMUNICACOES DE PARA S.A.
-------------------------------------------------------------------------------------------
Bridge Loan Agreement No. 048/99 - IC               TELECOMUNICACOES DE RIO DE JANEIRO S.A.
-------------------------------------------------------------------------------------------

18.  ACCELERATED MATURITY.

18.1 The FINANCIAL AGENTS may consider this Agreement to be automatically terminated therefore accelerating the maturity of any of the obligations contemplated herein, immediately stopping any release, if any of the circumstances regulated by law occur, notably the default on any of the obligations assumed herein by the BENEFICIARIES and/or the INTERVENING GUARANTOR with any one of the FINANCIAL AGENTS, or if there is:

a. The investment of the subloan funds for a purpose other than the purpose contemplated in subitem 1.10, with no prejudice to the FINANCIAL AGENTS communicating this fact to the Federal Public Prosecution Office, for the purpose of Law No. 7,492, dated 06/16/1986.

b. The inclusion, in a corporate agreement or articles of incorporation of the BENEFICIARIES, or their parent companies, of a provision by which a special quorum is required for the deliberation or approval of issues that limit or restrict the parent companies' control of any one of these companies, or the inclusion in those documents of any provision that entails, at the discretion of the FINANCIAL AGENTS and the BNDES:

     i) Restrictions to the BENEFICIARIES' growth capacity or their technological development;

     ii)  Restrictions to the BENEFICIARIES' access to new markets; and

     iii) Restrictions or hindrance to the capacity to pay the financial obligations deriving from this Agreement.

c. Corporate reorganization process (split, merger, incorporation, etc.), alteration of the company's purpose or modification of the direct or indirect actual control of the BENEFICIARIES and the INTERVENING GUARANTOR, after signing the Subloan Agreement without the prior authorization of the BNDES and the FINANCIAL AGENTS, represented by the LEADERS.

d. The reduction of the BENEFICIARIES' staffs without meeting the requirements stipulated in line "g" of subitem 15.1 herein.

e. Default, on the part of the INTERVENING GUARANTOR, of any of the obligations contemplated in subitem 16.1 herein.

f. Accelerated maturity of the Subloan Agreement's signed by the BENEFICIARIES and the BNDES on 12/15/2000, object of ATTACHMENT I to the Decision contained in subitem 1.6.

g. Default, on the part of the BENEFICIARIES, of any of the obligations assumed in the BANK AGREEMENT (ATTACHMENT I) to the present Agreement.

h. Court proceeding with a final decision that jeopardizes the fulfillment, according to the criteria of the FINANCIAL AGENTS and the BNDES, of the obligations and/or securities assumed and established herein.

i. In the event the BENEFICIARIES and/or the INTERVENING GUARANTOR files for bankruptcy or enters into agreement with creditors.

19.  REMAINING OBLIGATIONS FOR UTILIZATION OF THE CREDITS.

19.1 In addition o the fulfillment, where applicable, of the conditions contemplated in the aforementioned "PROVISIONS" and in the "FOLLOW UP RULES AND INSTRUCTIONS" contemplated in Article 2 of the same "PROVISIONS", the utilization of the credits is also subject to the fulfillment by the BENEFICIARIES and/or the INTERVENING GUARANTOR of the following:

I -  TO UTILIZE THE FIRST INSTALLMENT OF THE CREDITS:

a) Presentation of this Agreement and its attachments, duly registered with the competent registry offices;

b) Signing and competent registration of the agreement regarding direct financing from the BNDES for the present transaction;

c) Presentation of the BANK AGREEMENT (ATTACHMENT I), duly signed and registered;

d) Proof, by the BENEFICIARIES, of Granting Authority's receipt of the correspondence mentioned in subitem 15.1, line "i";

e) Proof by the BENEFICIARIES, of the Collecting Banks' receipt and placement of their "in agreement" on the instructions contemplated in subitem 4.3 of the BANK AGREEMENT (ATTACHMENT I).

II - TO UTILIZE EACH OF THE CREDIT INSTALLMENT:

a) Absence of any fact of an economic-financial nature which, at the discretion of the FINANCIAL AGENTS and/or the BNDES, may jeopardize the performance of the undertakings financed herein; so as to alter them or make their accomplishment impossible, according to the terms provided in the projects approved by BNDES;

b) Proof that the BENEFICIARIES have invested the previously utilized credit installment in the project, and allocated the corresponding counterpart, in the amounts established in the Chart of Uses and Sources contained in ATTACHMENT III;

c) Presentation by the BENEFICIARIES to the LEADER BANCO DO BRASIL, of a Social Security Contributions Clearance Certificate - CND, issued by the National Institute of Social Security - INSS, via the INTERNET to be extracted by the BENEFICIARIES and checked by LEADER BANCO DO BRASIL at the address www.mpas.gov.br;

III - FOR THE UTILIZATION OF RESOURCES OVER 60% (SIXTY PERCENT) OF THE AMOUNTS OF THE RESPECTIVE CREDITS IN FAVOR OF THE BENEFICIARIES MENTIONED IN ITEM 17, INTENDED TO LIQUIDATE THE BRIDGE LOAN AGREEMENTS MENTIONED IN SUBITEM 17.1:

Proof, by the BENEFICIARIES listed in subitem 17.1, at the discretion of the FINANCIAL AGENTS and the BNDES, of the fulfillment of the conditions contemplated in the Subloan Agreements mentioned in the subitem.

20.  CHARGE AND EXPENSE LIABILITY.

20.1 All the charges, taxes, contributions and expenses on this Agreement and on the collection and establishment of the securities related to it that the FINANCIAL AGENTS are obliged to pay or cover will be covered by the BENEFICIARIES as long as there is due proof, even in the event of the total or partial cancellation of the credits, including those expenses regarding the registrations/entries with the competent registry offices.

20.2 The BENEFICIARIES are hereby obliged to pay the FINANCIAL AGENTS, as reimbursement for Income Tax expenses regarding Subcredits "A1" to "A16", a percentage of the interest mentioned in subitem 9.1, corresponding to the weighted average Income Tax rate due on the charges deferred by the BNDES to the creditors of foreign funds not bound to onlending in specific conditions, in the civil quarter prior to the readjustment month of this percentage, to be determined, readjusted and demand the reimbursement at the same times as the interest mentioned in subitem 9.1 herein.

21.  SECURITY CONDITIONS.

To ensure payment of any of the respective obligations deriving from this Agreement, such as the debt principals, interest, commissions, conventional sanctions and fines, the following securities are provided to the FINANCIAL AGENTS, with the INTERVENING GUARANTOR's express consent regarding the conditions agreed-to herein, solidarily liable for all the obligations assumed by the BENEFICIARIES:

21.1 SECURITY: The INTERVENING GUARANTOR, identified in this Agreement's preface, accepts the present Agreement as the guarantor and main payer, expressly waiving any right to the benefits mentioned in articles 1,491, 1,499 and 1,503 of the Brazilian Civil |Code, and 261 and 262 of the Brazilian Commercial Code, and is hereby solidarily liable, until the finl liquidation of this Agreement, for the faithful and exact fulfillment of all the obligations assumed in this instrument, by the BENEFICIARIES, including the principal, interest, monetary adjustments and remaining compensation or delay charges, court expenses, attorneys' fees and all other amounts dues according to the terms of this Agreement. The liability of the INTERVENING GUARANTOR will suffer no limitations or restrictions resulting from any type of agreement, postponement or reduction of deadlines or indulgence the FINANCIAL AGENTS may grant the BENEFICIARIES, and there will no need for the FINANCIAL AGENTS to issue any type of notification regarding this issue to the INTERVENING GUARANTOR.

      21.1.1 In the event of total or partial default on the part of the BENEFICIARIES, the FINANCIAL AGENTS shall charge the amount due to the INTERVENING GUARANTOR, which in turn shall pay the amount within a maximum of 48 (forty-eight) hours of the receipt of the notice from the LEADER BANCO DO BRASIL. Once the aforementioned deadline has elapsed, the INTERVENING GUARANTOR authorizes the FINANCIAL AGENTS to debit the amount due (principal and charges) from its bank account.

      21.1.2 In the event that the INTERVENING GUARANTOR enters into agreement with its creditors or files for bankruptcy, or if its insolvency is declared, or its merger, split, incorporation or the transfer of its corporate control without prior notification to the FINANCIAL AGENTS, will entail the FINANCIAL AGENTS' right to demand substitution of the guarantee, to which the BENEFICIARIES must comply within 48 (forty-eight) hours of receiving the registered letter or letter with confirmed receipt, under penalty of accelerated maturity of the obligations contemplated in this Agreement.

      21.1.3 For all effects, including penal, the INTERVENING GUARANTOR hereby declares that is duly capacitated to establish the present guarantee, which will be valid until the obligations guaranteed herein have been completely fulfilled, and obliges not only the INTERVENING GUARANTOR, but its heirs and successors, by any means, pursuant to the law.

21.2 RESTRICTIONS OF REVENUES: The BENEFICIARIES decisively and irrevocably restrict in guarantee, in favor of the FINANCIAL AGENTS, as of this date to the final liquidation of this Agreement, including during the qualifying period, their respective revenues from the providing of wireline telephone services, collected by the Collecting Banks mentioned in ATTACHMENT I of the BANK AGREEMENT, by means of transferring the amounts in Reals resulting from these services to the deposit accounts opened by the BENEFICIARIES with the LEADER BANCO DO BRASIL. The funds deposited in the aforementioned deposit accounts shall be utilized by the FINANCIAL AGENTS in the event of the default on any obligations assumed by the BENEFICIARIES in this Agreement, if the accelerated maturity of this Agreement is declared, as well as, if the percentage established in line "t" of subitem 15.1 is not achieved.

21.2.1 For the perfect performance of the security established herein, the BENEFICIARIES pledge to notify the Collecting Banks listed in ATTACHMENT I of the BANK AGREEMENT, by means of the correspondence contained in Attachment 2 of said BANK AGREEMENT, in order for the Collecting Banks to deposit the total collected, daily, into the accounts opened with the LEADER BANCO DO BRASIL and listed in said BANK AGREEMENT, hereinafter simply called DEPOSIT ACCOUNTS. To this end, the BENEFICIARIES shall execute, on that same date, with the LEADER BANCO DO BRASIL in the capacity of AGENT BANK, FINANCIAL AGENTS and BNDES, the BANK AGREEMENT (ATTACHMENT I) referred to in line I of subitem 15.1, through which the LEADER BANCO DO BRASIL shall become responsible for the management and centralization of funds originating from the collection of payments of fixed telephony invoices from users.

21.2.2. In the event of default by any BENEFICIARY, the LEADER BANCO DO BRASIL, in its capacity as AGENT BANK, is hereby authorized, irreversibly and irrevocably, by the BENEFICIARIES, to block and transfer, totally or partially, to the FINANCIAL AGENTS and BNDES, as the case may be, proportionately to the credit of each of them, the funds deposited into the DEPOSIT ACCOUNTS, by means of Credit Order Documents - DOC of any type or nature, Payment Orders or Nominal Checks. The amounts transferred by the LEADER BANCO DO BRASIL must mandatorily be used for the amortization or liquidation of the quarterly and monthly amounts of installments of the principal and assessments, during the grace and amortization period, owed as established herein, added by the penalties stipulated in subitem 23 below. The BENEFICIARIES remain individually responsible for eventual remaining outstanding balances, if such amounts are not sufficient to fully liquidate their debt.

21.2.3. The present security is provided to BNDES and FINANCIAL AGENTS in the proportion of 30% (thirty percent) and 70% (seventy percent), respectively.

21.3. PROMISSORY NOTES - 16 (sixteen) Promissory Notes issued by each of the BENEFICIARIES, bound under the terms of the present Agreeement, for an amount equal to 100% (one hundred percent) of the amount of credit granted to each BENEFICIARY, due against delivery and with submission deadline of up to 01 (one) year after maturity of this Agreement, prolonging therefore the submission deadline contemplated in the article 34 of the Uniform Law of Geneve and article 21 of Decree no. 2044 of 12.31.1908. The Promissory Note must expressly contain a `non-negotiable' clause.

21.3.1. The BENEFICIARIES pledge to replace the promissory notes given as security by other notes of amounts equal to 100% (one hundred percent) of the outstanding balances calculated for each credit granted to each of the BENEFICIARIES, every time the amounts of the promissory notes do not equal the percent established above, within 10 (ten) days to be counted as of the written request by the LEADER BANK ITAU, under penalty of acceleration of the Agreement's maturity.

22.  AUTHORIZATION OF INDEMNITY PAYMENT

22.1. The BENEFICIARIES hereby authorize, irreversibly and irrevocably, payment to the FINANCIAL AGENTS by the National Telecommunications Agency - ANATEL, of the indemnity owed to them by the latter, in the event of extinguishment of their respective concessions, as provided for in the Concession Agreements entered into by that Regulatory Body and the BENEFICIARIES, for an amount sufficient for the liquidation of their respective debts pursuant to this Agreement.

22.1.1. The payment authorization referred to in subitem 22.1 is granted to BNDES and FINANCIAL AGENTS, in the proportion of 30% (thirty percent) and 70% (seventy percent), respectively.

23.  PAYMENT DELAY AND FINE

23.1. If there is delay or accelerated maturity, the BENEFICIARIES shall pay 12% (twelve percent) yearly in delinquent interest plus arrears charges calculated based on the market rate at the date of payment, which shall not be lower than the rate of assessments charged during the term of this Agreement;

23.2. The market rate shall be the highest rate actually practiced in the market with companies in credit operations, excluding the obtainment of credit on checking accounts.

23.3. In the event of a lawsuit, in place of the arrears charges, the BENEFICIARIES authorize the FINANCIAL AGENTS to select collection of assessment equal to the variation percent of the IGPM (General Market Price Index) published by FGV - Fundacao Getulio Vargas, or, if the latter is not available, to the IGP-DI (General Price Index, Internal Availability) published by FGV - Fundacao Getulio Vargas, or if the latter is not available, to the IPC (Consumer Price Index) published by FIPE - Fundacao Instituto de Pesquisas Economicas at USP.

23.4. The BENEFICIARIES shall also pay fine of 10% (ten percent) and collection charges, including court costs attorney's fees;

23.5. In case of non-compliance of any obligation under the responsibility of the BENEFICIARIES and/or the INTERVENING GUARANTOR or accelerated maturity, the FINANCIAL AGENTS may:

23.5.1. use, for debt payment, the amounts they maintain with the FINANCIAL AGENTS;

23.5.2. withhold amounts belonging to them.

23.6 The receipt of the principal by the FINANCIAL AGENTS shall not mean payment of the assessments contemplated in this Agreement.

24. FINAL PROVISIONS

24.1. If there are any modifications to BNDES regulations which in any way affect the covenants established herein, the BENEFICIARIES assume full responsibility for its fulfillment.

24.2. Tolerance on the part of the FINANCIAL AGENTS concerning the rights established herein shall not constitute change or waiver of said rights, which may be exercised at any time.

24.3. The BENEFICIARIES pledge not to assign or transfer the rights and obligations pursuant to this Agreement or in any way dispose of the assets acquired in virtue of the project financed herein, without express authorization of BNDES and/or FINANCIAL AGENTS, under penalty of full termination of this Agreement, which shall result in maturity of all obligations assumed by the BENEFICIARIES, rendering due all debt amounts, encompassing the principal and other amounts due, without prejudice to other applicable measures and sanctions.

24.4 The BENEFICIARIES represent that in order to obtain the loan which is the object of this Agreement, they obtained all approvals required under the Law and their Articles of Association and that the undersigned have the necessary powers to execute the present Agreement.

24.5. The FINANCIAL AGENTS are entitled to mention the financial collaboration provided herein in any disclosure they make about their activities.

24.6 The BENEFICIARIES and the INTERVENING GUARANTOR hereby authorize the FINANCIAL AGENTS to transmit and consult information with regards to them and/or regarding this transactiion to the Credit Risk Center maintained by the Brazilian Central bank, pursuant to Resolution No. 2,724, dated May 31, 2000.

24.7. The BENEFICIARIES and the INTERVENING GUARANTOR hereby mutually appoint each other, irreversibly and irrevocably, as each other's agent until the final liquidation of the debt assumed herein, with powers to receive summons, notifications and legal notices, and also with judicial powers before the court in general, which may be transferred to attorney, all in relation with any judicial or extra-judicial proceedings initiated against them by the

FINANCIAL AGENTS arising from the present Agreement, with the ability to exercise all acts necessary for the effective performance of this power of attorney.

24.8 The parties hereby select the Central Court of the City of Sao Paulo, Sao Paulo State, to resolve any disputes arising hereunder. In witness whereof, the parties hereto have executed this agreement in 28 (twenty-eight) counterparts of equal content and form, before the two undersigned witnesses.

                                                                     Date above.

[Signatures]
FINANCIAL AGENT: BANCO ITAU S.A.
FINANCIAL AGENT: BANCO DO BRASIL S.A.
FINANCIAL AGENT: BANCO BRADESCO S.A.
FINANCIAL AGENT: UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A.
FINANCIAL AGENT: BANCO ALFA DE INVESTIMENTO S.A.
FINANCIAL AGENT: BANCO CITIBANK S.A.
FINANCIAL AGENT: BANCO SAFRA S.A.
FINANCIAL AGENT: BANCO VOTORANTIM S.A.
FINANCIAL AGENT: BANCO SUDAMERIS BRASIL S.A.
FINANCIAL AGENT: BANCO SANTANDER BRASIL S.A.

[Signatures]
BENEFICIARY: TELECOMUNICACOES DO AMAZONAS S.A.
BENEFICIARY: TELECOMUNICACOES DA BAHIA S.A.
BENEFICIARY: TELECOMUNICACOES DO CEARA S.A.
BENEFICIARY: TELECOMUNICACOES DE MINAS GERAIS S.A.
BENEFICIARY: TELECOMUNICACOES DO PARA S.A.
BENEFICIARY: TELECOMUNICACOES DO PIAUI S.A.
BENEFICIARY: TELECOMUNICACOES DE SERGIPE S.A.
BENEFICIARY: TELECOMUNICACOES DO MARANHAO S.A.
BENEFICIARY: TELECOMUNICACOES DE PERNAMBUCO S.A.
BENEFICIARY: TELECOMUNICACOES DE ALAGOAS S.A.
BENEFICIARY: TELECOMUNICACOES DO AMAPA S.A.
BENEFICIARY: TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.
BENEFICIARY: TELECOMUNICACOES DO ESPIRITO SANTO S.A.
BENEFICIARY: TELECOMUNICACOES DA PARAIBA S.A.
BENEFICIARY: TELECOMUNICACOES DO RIO DE JANEIRO S.A.
BENEFICIARY: TELECOMUNICACOES DE RORAIMA S.A.

[Signature]
INTERVENING GUARANTOR: TELENORTE LESTE PARTICIPACOES S.A.

[Signatures]
WITNESS: Leila de Souza Sanches; WITNESS: Ana Paula Fanan

                            DEPOSIT ACCOUNT AGREEMENT
              (COLLECTION, DEPOSIT, MEDIATION AND OTHER COVENANTS)

PARTIES:

     A. BENEFICIARIES:

1. TELECOMUNICACOES DO AMAZONAS S.A., with head office at Av. Getulio Vargas no. 950, in the city of Manaus, State of Amazonas, with General Taxpayer Enrollment
(CNPJ) no. 04.559.084/0001-59, herein represented by its undersigned legally qualified representatives;

2. TELECOMUNICACOES DA BAHIA S.A., with head office at Rua Silveira Martins no. 355, in the city of Salvador, State of Bahia, with General Taxpayer Enrollment no. 15.137.276/0001-93, herein represented by its undersigned legally qualified representatives;

3. TELECOMUNICACOES DO CEARA S.A., with head office at Av. Borges de Melo no. 1677, in the city of Fortaleza, State of Ceara, with General Taxpayer Enrollment no. 07.072.812/0001-91, herein represented by its undersigned legally qualified representatives;

4. TELECOMUNICACOES DE MINAS GERAIS S.A., with head office at Av. Afonso Pena no. 4001, in the city of Belo Horizonte, State of Minas Gerais, with General Taxpayer Enrollment no. 17.184.201/0001-99, herein represented by its undersigned legally qualified representatives;

5. TELECOMUNICACOES DO PARA S.A., with head office at Travessa Dr. Moraes no. 21, in the city of Belem, State of Para, with General Taxpayer no. 04.815.411/0001-96, herein represented by its undersigned legally qualified representatives;

6. TELECOMUNICACOES DO PIAUI S.A., with head office at Av. Antonino Freire no. 1473, in the city of Teresina, State of Piaui, with General Taxpayer Enrollment no. 06.847.875/0001-00, herein represented by its undersigned legally qualified representatives;

7. TELECOMUNICACOES DE SERGIPE S.A., with head office at Rua Dr. Gutemberg Chagas no. 169, in the city of Aracaju, State of Sergipe, with General Taxpayer Enrollment no. 13.079.322/0001-10, herein represented by its undersigned legally qualified representatives;

8. TELECOMUNICACOES DO MARANHAO S.A., with head office at Av. Alexandre de Moura no. 86 - 2nd floor, in the city of Sao Luis, State of Maranhao, with General Taxpayer Enrollment no. 06.274.633/0001-74, herein represented by its undersigned legally qualified representatives;

9. TELECOMUNICACOES DE PERNAMBUCO S.A., with head office at Av. Afonso Olindense no. 1513, in the city of Recife, State of Pernambuco, with General Taxpayer Enrollment no. 10.819.803/0001-26, herein represented by its undersigned legally qualified representatives;

10. TELECOMUNICACOES DE ALAGOAS S.A., with head office at Rua Antenor Gomes de Oliveira no. 144, in the city of Maceio, State of Alagoas, with General Taxpayer Enrollment no. 12.286.423/0001-07, herein represented by its undersigned legally qualified representatives;

11. TELECOMUNICACOES DO AMAPA S.A., with head Office at Av. Duque de Caxias no. 106, in the city of Macapa, State of Amapa, with General Taxpayer Enrollment no. 05.965.421/0001-70, herein represented by its undersigned legally qualified representatives;

12. TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A., with head Office at Av. Prudente de Morais no. 757, in the city of Natal, State of Rio Grande do Norte, with General Taxpayer Enrollment no. 08.408.254/0001-55, herein represented by its undersigned legally qualified representatives;

13. TELECOMUNICACOES DO ESPIRITO SANTO S.A., with head office at Rua Viterio Nunes da Motta no. 220, in the city of Vitoria, State of Espirito Santo, with General Taxpayer Enrollment no. 28.140.226/0001-07, herein represented by its undersigned legally qualified representatives;

14. TELECOMUNICACOES DA PARAIBA S.A., with head office at Rua Diogenes Chianca no. 1777, in the city of Joao Pessoa, State of Paraiba, with General Taxpayer Enrollment no. 08.827.313/0001-20, herein represented by its undersigned legally qualified representatives;

15. TELECOMUNICACOES DO RIO DE JANEIRO S.A., with head office at Av. Presidente Vargas no. 2560, in the city of Rio de Janeiro, State of Rio de Janeiro, with General Taxpayer Enrollment no. 33.000.118/0001-79, herein represented by its undersigned legally qualified representatives;

16. TELECOMUNICACOES DE RORAIMA S.A., with head office at Av. Cap. Ene Garcez no. 256, in the city of Boavista, State of Roraima, with General Taxpayer Enrollment no. 05.934.567/0001-59, herein represented by its undersigned legally qualified representatives;

     B. DEPOSITARY:

BANCO DO BRASIL S.A., financial institution with head office in the city of Brasilia, Federal District, through its branch in the city of Rio de Janeiro, located at Rua Lelio Gama no. 105 - 4th floor, with General Taxpayer Enrollment no. 00.000.000/4369-92, herein represented by its undersigned legally qualified representatives;

     C. CREDITORS:

1. BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES (National Bank for Economic and Social Development), state-owned company, with head office in the city of Brasilia/DF, and service in the city of Rio de Janeiro/RJ, at Av. Republica do Chile no. 100, with General Taxpayer Enrollment no. 33.657.248/0001-89, herein represented by its undersigned legally qualified representatives.

2. BANCO ITAU S.A., financial institution, with head office at Rua Boa Vista 176, Centro, Sao Paulo/SP, with General Taxpayer Enrollment no.
60.701.190/0001-04, herein represented by its undersigned legally qualified representatives;

3. BANCO DO BRASIL S.A., financial institution, with head office in the city of Brasilia, Federal District, through its branch in the city of Rio de Janeiro, located at Rua Lelio Gama no. 105 - 4th floor, with General Taxpayer Enrollment no. 00.000.000/4369-92, herein represented by its undersigned legally qualified representatives;

4. BANCO BRADESCO S.A., financial institution, with head office in the city of Osasco, State of Sao Paulo, at Cidade de Deus, with General Taxpayer Enrollment no. 60.746.948/0001-12, herein represented by its undersigned legally qualified representatives;

5. UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A., financial institution, with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Eusebio Matoso 891, with General Taxpayer Enrollment no. 33.700.394/0001-40;

6. BANCO ALFA DE INVESTIMENTO S.A., financial institution, with head office in the city of Sao Paulo, State of Sao Paulo, at Alameda Santos no. 466 - 4th floor, with General Taxpayer Enrollment no. 60.770.336/0001-65;

7. BANCO CITIBANK S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Paulista 1111 - 11th floor, with General Taxpayer Enrollment no. 33.479.023/0001-80;

8. BANCO SAFRA S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Paulista 2100, with General Taxpayer Enrollment no. 58.160.789/0001-28;

9. BANCO VOTORANTIM S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Roque Petroni Jr. 999, with General Taxpayer Enrollment no. 59.588.111/0001-03;

10. BANCO SUDAMERIS BRASIL S.A., with head office in the city of Sao Paulo, State of Sao Paulo, at Avenida Paulista no. 1000, with General Taxpayer Enrollment no. 60.942.638/0001-73; and

11. BANCO SANTANDER BRASIL S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Rua Amador Bueno 474, with General Taxpayer Enrollment no. 61.472.676/0001-72;

When referred to jointly, the financial institutions mentioned above from item 2 through 11 shall be referred to as FINANCIAL AGENTS.

     D. INTERVENING GUARANTOR:

TELE NORTE LESTE PARTICIPACOES S.A., with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller no. 116 - 22nd floor, with General

Taxpayer Enrollment no. 02.558.134/0001-58; herein represented by its undersigned legally qualified representatives.

The aforementioned parties resolve to enter into the present DEPOSIT ACCOUNT AGREEMENT, hereinafter simply referred to as the AGREEMENT, which heretofore becomes an inseparable part of LOANS 1 and 2, both mentioned in Clause 1 below, and governed by the following provisions:

     1.   PRELIMINARY CONDITIONS:

     1.1 On December 15 of 2000, the FINANCIAL AGENTS joined in a consortium - having BANCO ITAU S.A. and BANCO DO BRASIL S.A. appointed as LEADERS and representatives - hereinafter referred to as the CONSORTIUM, for the purpose of granting to the BENEFICIARIES, through the onlending of funds from the Banco Nacional de Desenvolvimento Economico e Social - BNDES (National Bank for Economic and Social Development), a loan for the expansion of the BENEFICIARIES' respective Telecommunications Plants (Voice, Data, and Video) and operational improvements for the purpose of fulfilling the General Universalization Target Plan (PGMQ), established by the National Telecommunications Agency - ANATEL, with investments during the period between October 1998 and December 2001, by means of a Subloan Agreement (Loan Agreement via Onlending of BNDES Funds - BNDES FINEM TJLP/CM no. 060/2000-IC), for a total amount of R$1,890,000,000.00 (one billion eight hundred and ninety million Reals), hereinafter referred to as LOAN 1.

     1.2 On December 15 of 2000, by means of a direct operation with the same purpose, BNDES and BENEFICIARIES entered into a Financing Agreement Through Credit Line no. 00.2.632.3.1, for a total amount of R$810,000,000.00 (eight hundred million Reals), hereinafter referred to as LOAN 2.

     1.3 To ensure the fulfillment of the obligations assumed toward the FINANCIAL AGENTS and BNDES in LOANS 1 and 2, the BENEFICIARIES have agreed to bind the revenue originating from the provision of fixed telephony services to their users in the manner established herein.

     2.   DEFINITIONS:

     2.1 For the purpose of this AGREEMENT, the terms below shall have the following meanings:

USERS: consumers of services provided by BENEFICIARIES.

COLLECTING BANKS: financial institutions contracted by the BENEFICIARIES for receiving the INVOICES listed in ATTACHMENT I. The BENEFICIARIES, upon the prior authorization of the FINANCIAL AGENTS and BNDES, may replace the COLLECTING BANKS listed in

ATTACHMENT I. Said replacement must be formalized by means of an Amendment to this AGREEMENT.

RESTRICTED REVENUE: all amounts originating from the receipt of payment of INVOICES made by USERS, in virtue of the provision of fixed telephony services by the BENEFICIARIES.

INVOICES: Invoices for Telecommunications Services issued by the BENEFICIARIES to their users, in connection with the provision of fixed telephony services.

DEPOSIT ACCOUNTS: accounts in the BENEFICIARIES' names, associated with LOANS 1 and 2, opened at the DEPOSITARY's Lelio Gama Branch (Branch 1755-8), as per table below. Said accounts do not allow check transactions and centralize the RESTRICTED REVENUE.

-----------------------------------------------------------------------
                                                             RESTRICTED
                BENEFICIARIES                                 ACCOUNT
-----------------------------------------------------------------------
TELECOMUNICACOES DO AMAZONAS S.A.                             8124-x
---------------------------------------------------------------------
TELECOMUNICACOES DA BAHIA S.A.                              152759-2
---------------------------------------------------------------------
TELECOMUNICACOES DO CEARA S.A.                                4387-7
---------------------------------------------------------------------
TELECOMUNICACOES DE MINAS GERAIS S.A.                         9173-1
---------------------------------------------------------------------
TELECOMUNICACOES DO PARA S.A.                                 1235-1
---------------------------------------------------------------------
TELECOMUNICACOES DO PIAUI S.A.                                6515-3
---------------------------------------------------------------------
TELECOMUNICACOES DE SERGIPE S.A.                             77011-6
---------------------------------------------------------------------
TELECOMUNICACOES DO MARANHAO S.A.                             2046-x
---------------------------------------------------------------------
TELECOMUNICACOES DE PERNAMBUCO S.A.                           2215-2
---------------------------------------------------------------------
TELECOMUNICACOES DE ALAGOAS S.A.                             26666-3
---------------------------------------------------------------------
TELECOMUNICACOES DO AMAPA S.A.                               3005-8
---------------------------------------------------------------------
TELECOMUNICACOES DO RIO GRANDE DO NORTE                       2078-8
S.A.
---------------------------------------------------------------------
TELECOMUNICACOES DO ESPIRITO SANTO S.A.                       1376-5
---------------------------------------------------------------------
TELECOMUNICACOES DA PARAIBA S.A.                             91114-3
---------------------------------------------------------------------
TELECOMUNICACOES DO RIO DE JANEIRO S.A.                       4782-1
---------------------------------------------------------------------
TELECOMUNICACOES DE RORAIMA S.A.                             30288-0
---------------------------------------------------------------------

MOVEMENT ACCOUNTS: free movement checking accounts in the BENEFICIARIES' names, opened at the DEPOSITARY's Lelio Gama Branch (Branch # 1755-8), as per the table below:

-----------------------------------------------------------------------------
                 BENEFICIARIES                               MOVEMENT ACCOUNT
-----------------------------------------------------------------------------
TELECOMUNICACOES DO AMAZONAS S.A.                                 8124-8
-------------------------------------------------------------------------
TELECOMUNICACOES DA BAHIA S.A.                                  152764-9
-------------------------------------------------------------------------
TELECOMUNICACOES DO CEARA S.A.                                    4392-3
-------------------------------------------------------------------------
TELECOMUNICACOES DE MINAS GERAIS S.A.                             9174-X
-------------------------------------------------------------------------
TELECOMUNICACOES DO PARA S.A.                                     1236-X
-------------------------------------------------------------------------
TELECOMUNICACOES DO PIAUI S.A.                                    6516-1
-------------------------------------------------------------------------
TELECOMUNICACOES DE SERGIPE S.A.                                  77016-7
-------------------------------------------------------------------------
TELECOMUNICACOES DO MARANHAO S.A.                                 2047-8
-------------------------------------------------------------------------
TELECOMUNICACOES DE PERNAMBUCO S.A.                               2220-9
-------------------------------------------------------------------------
TELECOMUNICACOES DE ALAGOAS S.A.                                  26671-X
-------------------------------------------------------------------------
TELECOMUNICACOES DO AMAPA S.A.                                    3006-6
-------------------------------------------------------------------------
TELECOMUNICACOES DO RIO GRANDE DO NORTE
S.A.                                                              2079-6
-------------------------------------------------------------------------
TELECOMUNICACOES DO ESPIRITO SANTO S.A.                           1377-3
-------------------------------------------------------------------------
TELECOMUNICACOES DA PARAIBA S.A.                                  91115-1
-------------------------------------------------------------------------
TELECOMUNICACOES DO RIO DE JANEIRO S.A.                           4783-X
-------------------------------------------------------------------------
TELECOMUNICACOES DE RORAIMA S.A.                                  30289-0
-------------------------------------------------------------------------

BANKING DOMICILE: financial institution where the BENEFICIARIES shall maintain the DEPOSIT ACCOUNTS and the MOVEMENT ACCOUNTS until the final liquidation of the obligations assumed in LOANS 1 and 2.

     3. PURPOSE:

3.1. The purpose of the AGREEMENT is to bind and engage, to the benefit of the FINANCIAL AGENTS and BNDES, the RESTRICTED REVENUE of the BENEFICIARIES, as security for the fulfillment of their respective obligations assumed in LOANS 1 and 2, through the FINANCIAL AGENTS and BNDES' determination to retain the BENEFICIARIES' respective RESTRICTED REVENUES, under the following circumstances: a) in case of default by any of the BENEFICIARIES' obligations pursuant to LOANS 1 and 2; b) when the Net Operating Income of the INTERVENING GUARANTOR is less than 70% (seventy percent) of the agreed to projected cash flow amount, attached to LOANS 1 and 2. The AGREEMENT also has the purpose of regulating the terms and conditions according to which the DEPOSITARY shall act as the Agent Bank, responsible for the management and centralization of the BENEFICIARIES' RESTRICTED REVENUES.

3.2. The sum resulting from the receipt of the INVOICES paid by the USERS, collected by the DEPOSITARY and the COLLECTING BANKS listed in ATTACHMENT I, must be transferred daily to the DEPOSIT ACCOUNTS and from there to the MOVEMENT ACCOUNTS, simultaneously, except under the circumstances established in letters `a' and `b' of the preceding subitem, when the procedures for withholding the RESTRICTED REVENUES in the DEPOSIT ACCOUNTS shall be adopted under the terms established in subitems 4.6 and 4.8 below.

     4. BENEFICIARIES' OBLIGATIONS:

4.1. To collect, for the duration of this AGREEMENT, on the INVOICES pursuant to the provision of fixed telephony services offered by the BENEFICIARIES and their USERS, at the DEPOSITARY'S and the COLLECTING BANKS' branches listed in ATTACHMENT I.

4.2. The BENEFICIARIES hereby bind the RESTRICTED REVENUE resulting from the receipt of payment of INVOICES, to the benefit of the FINANCIAL AGENTS and BNDES.

4.2.1. It is established that all securities granted herein by the BENEFICIARIES to the FINANCIAL AGENTS and BNDES are bound in equal conditions to them, regardless of the sequence of reference of FINANCIAL AGENTS and BNDES, each having no privilege over the other during the term of this AGREEMENT, whatever circumstances, conditions and pretexts there may be, concerning the rights pursuant to the security established herein, observing the proportion set forth in subitem 7.8.

4.2.2. The BENEFICIARIES hereby declare that the average monthly revenue in the last 12 (twelve) months was as follows:

--------------------------------------------------------------------------
                 BENEFICIARIES                             AVERAGE REVENUE
                                                                 (R$)
--------------------------------------------------------------------------
TELECOMUNICACOES DO AMAZONAS S.A.                           11,143,206.00
-------------------------------------------------------------------------
TELECOMUNICACOES DA BAHIA S.A.                              55,806,659.00
-------------------------------------------------------------------------
TELECOMUNICACOES DO CEARA S.A.                              17,290,942.00
-------------------------------------------------------------------------
TELECOMUNICACOES DE MINAS GERAIS S.A.                      151,823,293.00
-------------------------------------------------------------------------
TELECOMUNICACOES DO PARA S.A.                               22,046,764.00
-------------------------------------------------------------------------
TELECOMUNICACOES DO PIAUI S.A.                               6,815,602.00
-------------------------------------------------------------------------
TELECOMUNICACOES DE SERGIPE S.A.                            10,458,099.00
-------------------------------------------------------------------------
TELECOMUNICACOES DO MARANHAO S.A.                           11,429,931.00
-------------------------------------------------------------------------
TELECOMUNICACOES DE PERNAMBUCO S.A.                         42,668,304.00
-------------------------------------------------------------------------
TELECOMUNICACOES DE ALAGOAS S.A.                             8,898,455.00
-------------------------------------------------------------------------
TELECOMUNICACOES DO AMAPA S.A.                               2,292,316.00
-------------------------------------------------------------------------
TELECOMUNICACOES DO RIO GRANDE DO NORTE
S.A.                                                        13,326,489.00
-------------------------------------------------------------------------
TELECOMUNICACOES DO ESPIRITO SANTO S.A.                    30,514,976,.00
-------------------------------------------------------------------------
TELECOMUNICACOES DA PARAIBA S.A.                             8,484,228.00
-------------------------------------------------------------------------
TELECOMUNICACOES DO RIO DE JANEIRO S.A.                    179,504,306.00
-------------------------------------------------------------------------
TELECOMUNICACOES DE RORAIMA S.A.                             1,901,287.00
-------------------------------------------------------------------------

4.2.3. The BENEFICIARIES hereby pledge to immediately notify the DEPOSITARY, LEADERS and BNDES about any modification taking place in the level of revenue collected that may reduce the average declared in the preceding subitem, and when the Net Operating Income of the INTERVENING GUARANTOR falls below 70% (seventy percent) of the agreed to projected Cash Flow, attached to LOANS 1 and 2, until said item is restored to an equal or greater amount relative to the projected amount.

4.3 The sum originating from the receipt of payment of INVOICES at the COLLECTING BANKS must be transferred by the latter, by means of a Credit Order Document (DOC), to the DEPOSIT ACCOUNTS. The COLLECTING BANKS shall be instructed to do so by the BENEFICIARIES, pursuant to ATTACHMENT II, on the date of execution of LOANS 1 and 2.

4.3.1. The instructions referred to in the caput of this clause, duly signed by the COLLECTING BANKS' legal representatives, must be submitted to the LEADERS and BNDES within 5 (five) business days, to be counted as of the date of execution of LOANS 1 and 2, under penalty of having their advanced maturity declared.

4.3.2. In the event that the COLLECTING BANKS do not carry out the transfer of funds in the manner established herein, the FINANCIAL AGENTS and BNDES may require a guarantee reinforcement, which must be complied with within 5 (five) business days, entitling the FINANCIAL AGENTS and BNDES to accept the new security, under penalty of advanced maturity of LOANS 1 and 2, and consequent suspension of eventual releases not yet effected.

4.4. To maintain with the DEPOSITARY, during the entire term of LOANS 1 and 2, the DEPOSIT ACCOUNTS, in which the sum of payments of invoices collected by the DEPOSITARY and COLLECTING BANKS listed in ATTACHMENT I shall be credited, with the following characteristics and functions:

4.4.1. All funds originating from the payment of INVOICES made by USERS in connection with the provision of fixed telephony services, collected into the DEPOSIT ACCOUNTS by the DEPOSITARY and by the COLLECTING BANKS listed in ATTACHMENT I must be credited by the 3rd business day following their respective date of receipt.

4.4.2. Said funds must be immediately transferred to the BENEFICIARIES' MOVEMENT ACCOUNTS, maintained with the DEPOSITARY, except when the LEADERS or BNDES order them to be blocked, in virtue of: a) default of any of the BENEFICIARIES' obligations pursuant to LOANS 1 and 2 (letter `a' of subitem 3.1); or b) the Net Operating Income of the INTERVENING GUARANTOR is below 70% (seventy percent) of the agreed to projected Cash Flow amount, attached to LOANS 1 and 2.

4.4.3. In the event of a default by the BENEFICIARIES or a determination that the funds be blocked, the RESTRICTED REVENUE already deposited into the DEPOSIT ACCOUNTS, as well the revenue deposited as of the date of default or blocking determination, shall be immediately held in the DEPOSIT ACCOUNTS, until order to the contrary by LEADERS and BNDES.

4.4.4. Only the DEPOSITARY may effect transactions in the DEPOSIT ACCOUNTS, by means of a transfer mechanism via payment orders and/or DOC. Check issuance or any type of movement against said accounts is not allowed.

4.5. The BENEFICIARIES shall not assign, dispose of, transfer, sell, burden, offer as collateral, pledge or encumber and/or in any way negotiate the RESTRICTED REVENUE without the prior express consent of the FINANCIAL AGENTS and BNDES, under penalty of violating LOANS 1 and 2, and shall maintain in effect the present AGREEMENT and/or any contractual instruments entered into with the DEPOSITARY and COLLECTING BANKS, until final liquidation of LOANS 1 and 2, pledging also not to modify their BANKING DOMICILE without the prior consent of the FINANCIAL AGENTS and BNDES.

4.5.1. The binding established in the context of the Subloan Agreements listed below - entered into by the BENEFICIARIES listed below as BENEFICIARIES and by Banco Itau S.A., Unibanco-Uniao de Bancos Brasileiros S.A., Banco Alfa de Investimentos S.A., Banco Santander S.A. (current name of Banco Bozano, Simonsen S.A.), Banco Sudameris S.A. and Banco Safra S.A. as FINANCIAL AGENTS, for the purpose of advancing funds in support of the BENEFICIARIES' "Project of Investments," whose aim is to refurbish the system and meet the targets established by the National Telecommunications Agency (ANATEL), through the expansion and improvement of the network's quality in their service areas - shall remain valid and effective.

-----------------------------------------------------------------------------------
     Credit Agreement #                               Beneficiary
-----------------------------------------------------------------------------------
Bridge Loan # 042/99 - IC                  TELECOMUNICACOES DE ALAGOAS S.A.
-----------------------------------------------------------------------------------
Bridge Loan # 043/99 - IC                  TELECOMUNICACOES DE PERNAMBUCO S.A.
-----------------------------------------------------------------------------------
Bridge Loan # 044/99 - IC                  TELECOMUNICACOES DE SERGIPE S.A.
-----------------------------------------------------------------------------------
Bridge Loan # 045/99 - IC                  TELECOMUNICACOES DE AMAZONAS S.A.
-----------------------------------------------------------------------------------
Bridge Loan # 046/99 - IC                  TELECOMUNICACOES DE ESPIRITO SANTO S.A.
-----------------------------------------------------------------------------------
Bridge Loan # 047/99 - IC                  TELECOMUNICACOES DE PARA S.A.
-----------------------------------------------------------------------------------
Bridge Loan # 048/99 - IC                  TELECOMUNICACOES DE RIO DE JANEIRO S.A.
-----------------------------------------------------------------------------------

4.6. In the event of non-compliance with the obligations contemplated in subitems 4.1., 4.2., 4.3., 4.4, or 4.5. and their paragraphs, the BENEFICIARIES shall take the applicable measures for restoring the conditions contemplated therein, within 5 (five) business days, to be counted as of the notification by LEADERS and BNDES, under the penalty of having declared the advanced maturity of LOAN 1 and 2 and consequent suspension of releases not yet effected.

4.7. The BENEFICIARIES grant, irreversibly and irrevocably, special power of attorney to the DEPOSITARY, LEADERS and BNDES, for the purpose contemplated in subitem 4.4 and related paragraphs, and pursuant to items I and II or art. 1,317 of the Brazilian Civil Code. Said power of attorney shall survive the duration of the AGREEMENT, and LEADERS and BNDES may block and retain, as of the date of default, until the regularization of the obligations assumed by the BENEFICIARIES in LOANS 1 and 2, the funds deposited in the DEPOSIT ACCOUNTS, including those received on the blocking date and those deposited after such date, which shall be used for total or partial liquidation of LOANS 1 and 2.

4.8. The BENEFICIARIES, under the same terms of the power of attorney granted in subitem 4.7 above, authorize the DEPOSITARY, LEADERS and BNDES to block and withhold in the DEPOSIT ACCOUNTS, after formal notification by BNDES and/or FINANCIAL AGENTS, a portion of the RESTRICTED REVENUE equal to 140% (hundred and forty percent) of the amount of the next installment due in the period, if the INTERVENING GUARANTOR'S Net Operating Income is below 70% (seventy percent) of the agreed to projected Cash Flow amount, attached to LOANS 1 and 2, as established in letter `b' of subitem 3.1 above, which shall be withheld until the Net Operation Income is restored to an equal or greater amount than the one projected.

4.8.1. During the withholding contemplated in subitem 4.8, and as long as the BENEFICIARIES are current with their financial obligations, securities shall be acquired and/or financial investments shall be made in name of the BENEFICIARIES, upon mutual consent of the parties, in writing. The securities obtained in this manner and/or the financial investments made shall constitute the Security, to the benefit of the FINANCIAL AGENTS and BNDES, proportionately to their credits and to the same degree. The product of the redemption of the assets acquired pursuant to the present paragraph shall be reinvested in other securities and/or investments, which shall also become part of the Security or shall be used as payment of the BENEFICIARIES' financial obligations, in case of default.

5.       DEPOSITARY'S OBLIGATIONS:

5.1. The DEPOSITARY accepts the incumbencies contemplated in subitems 4.7 and 4.8, pledging to endeavor to faithfully perform the powers granted therein.

5.2. To transfer to the DEPOSIT ACCOUNTS all resources originating from the payment of the INVOICES made by USERS in connection with the provision of fixed telephony services, collected by the DEPOSITARY, overseeing the transfer of funds carried out by the COLLECTING BANKS.

5.3. To block, on the date of receiving regular mail or fax sent by the LEADERS and/or BNDES, the RESTRICTED REVENUE and any funds eventually deposited in the DEPOSIT ACCOUNTS until receiving order to the contrary from LEADERS and/or BNDES, adopting the following procedures:

5.3.1. To immediately transfer to the FINANCIAL AGENTS and BNDES - via DOCs of any type or nature, Payment Orders or nominal checks or deposit - the RESTRICTED REVENUE, in the amount necessary to the payment of the overdue obligations to date, in case of default by BENEFICIARIES.

5.3.2. To retain, in the DEPOSIT ACCOUNTS, a portion of the RESTRICTED REVENUE equal to 140% (one hundred forty percent) of the amounts of the next installments due in the period, in case the INTERVENING GUARANTOR'S Net Operating Income is below 70% (seventy percent) of the agreed to projected Cash Flow amount, pursuant to the powers conferred to the DEPOSITARY in subitem 4.8 above, retaining said portion until the INTERVENING GUARANTOR'S Net Operating Income is restored to a amount equal to or greater than the projected amount.

5.4. Except for the obligations herein assumed, the DEPOSITARY is hereby exempt from any responsibilities regarding the fulfillment of the obligations assumed by the BENEFICIARIES, excluding those associated with its role as manager of the funds deposited in the DEPOSIT ACCOUNTS, in the manner expressly agreed to herein.

5.5. The DEPOSITARY is hereby expressly authorized by the BENEFICIARIES to grant access to the LEADERS and BNDES to all records and transactions (credit/debit) concerning the DEPOSIT ACCOUNTS. The DEPOSITARY shall immediately inform the LEADERS and BNDES of any relevant and permanent modification in the transaction levels of the DEPOSIT ACCOUNTS, especially when the monthly volume of deposits falls below the minimum amount established in subitem 4.2., until the final liquidation of the obligations assumed by the BENEFICIARIES under LOANS 1 and 2.

6.       OBLIGATIONS OF BNDES AND LEADERS:

6.1. The LEADERS and BNDES accept the incumbencies contemplated in subitems no.
4.7 and 4.8, pledging to endeavor to faithfully perform the powers granted therein.

6.2. They shall notify the DEPOSITARY, in writing, by means of regular mail or fax, for the purpose of determining the blocking of the DEPOSIT ACCOUNTS, and they shall request the withholding and transfer of the existing funds in said accounts, indicating on the notification the amount in Reals and the date when funds shall be transferred to the banking accounts (to be informed) of BNDES and FINANCIAL AGENTS - with regards to the FINANCIAL AGENTS, proportionately to the credit of each, as established in the CONSORTIUM.

7.       GENERAL PROVISIONS:

7.1. The AGREEMENT shall be valid as of its execution until the final liquidation of all obligations assumed by the BENEFICIARIES pursuant to LOANS 1 and 2.

7.2. The BENEFICIARIES' and DEPOSITARY'S legal representatives undersigning this AGREEMENT declare that they are true custodians, at no charge, of all the documents, books, files, including electronic files and/or listings relative to the RESTRICTED REVENUE, assuming full responsibility for the safekeeping of said documents, pledging to, under the penalty of the law and of violating LOANS 1 and 2, submit to LEADERS and BNDES, whenever requested, copies of said documents within 5 (five) business days, upon simple request in this respect.

7.3. Save for the priorities provided for in the law, the FINANCIAL AGENTS and BNDES have priority over any creditor in regard to the funds deposited in the DEPOSIT ACCOUNTS.

7.4. All expenses arising from the maintenance of the DEPOSIT ACCOUNTS and MOVEMENT ACCOUNTS in connection with LOANS 1 and 2, as well as those relative to the registration of this AGREEMENT, shall be the responsibility of the BENEFICIARY,

7.5. A waiver by any party relative to the exercise of any rights attributed to it herein and in LOANS 1 and 2 shall only be effective if expressed in writing. No tolerance, delay or indulgence by any of the parties in enforcing any provision herein shall affect or restrict the rights of such party, nor shall it prevent such party from exercising such rights or any other rights at opportune time.

7.6. Without prejudice to the statements and securities provided in LOANS 1 and 2, the BENEFICIARIES represent and warrant that:

7.6.1. they are authorized, under the terms of the law and their Bylaws, to grant and to bind the RESTRICTED REVENUE, as well as fulfill the provisions hereof;

7.6.2. the establishment and execution of this AGREEMENT does not violate any provision of their Bylaws or the laws and regulations to which they are subjected;

7.6.3. the binding of the RESTRICTED REVENUE contemplated herein does not infringe or violate any provision or clause contained in agreement in which the BENEFICIARIES are a party;

7.6.4. there is no legal impediment contained in agreements in which the BENEFICIARIES are a party preventing the delivery of the RESTRICTED REVENUE contemplated herein to the benefit of the FINANCIAL AGENTS and BNDES.

7.6.5. the RESTRICTED REVENUE is free of any burden, uncertainty, debt and/or lien of any nature, except the binding hereof and the restriction referred to in subitem 4.5.1, and that they are solely responsible for the obligations assumed in LOANS 1 and 2.

7.7. The RESTRICTED REVENUE now submitted as Security by the BENEFICIARIES shall last until the final and total liquidation of the obligations assumed in LOANS 1 and 2. The BENEFICIARIES are responsible for any and all losses caused to the FINANCIAL AGENT and BNDES arising from false or imprecise statements and securities provided herein.

7.8. In case of default of the obligations assumed by the BENEFICIARIES under LOANS 1 and 2, the judicial and extra-judicial measures to be taken by the FINANCIAL AGENTS and by BNDES do not require the FINANCIAL AGENTS' consent to BNDES and vice-versa. It is hereby established that, in case of the enforcement of the security agreed to herein, the FINANCIAL AGENTS may enforce up to 70% (seventy percent) and BNDES may enforce up to 30% (thirty percent) of the amounts retained by means of the security system agreed to in this AGREEMENT.

7.9. This AGREEMENT is irreversible and irrevocable, and may only be modified by means of an amendment, upon prior approval of FINANCIAL AGENTS and BNDES, duly signed by the parties identified in the preamble hereof.

8.       COMMUNICATION:

8.1. Any an all communications and/or correspondence to be exchanged between the parties relative to LOANS 1 and 2 and the present AGREEMENT shall be sent by fax or forwarded to the following addresses:

To LEADER BANCO ITAU S.A.

Address:   Rua Boa Vista 176 - Mezanino - Corpo II - Sao Paulo - SP
Attn.:     Mr. Jose Roberto Curan
Fax #:     (011) 237-2945
Phone #:   (011) 237-2901
Email:     jose.curan@itau.com.br

To LEADER BANCO DO BRASIL S.A.

Address:   SBS - Ed. Sede III - 6(degree) andar
Attn.:     Adezio de Almeida Lima
Fax #:     61 310-4090
Phone #:   61 310-5353
Email:     adeziolima@bancobrasii.com.br

To BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES

Address:    Rua Republica do Chile, n.(degree) 100 - Rio de Janeiro/RJ
Attn.:      Dr. Maria Christina Fontainha Carneiro
Fax #:      21 277-6901 / 7459
Phone #:    21220-1342
Email:      cameiro@BNDES.gov.br

To the BENEFICIARY TELECOMUNICACOES DO AMAZONAS S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DA BAHIA S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO CEARA S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins

Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE MINAS GERAIS S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO PARA S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO PIAUI S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE SERGIPE S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO MARANHAO S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE PERNAMBUCO S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins

Fax #:      21 279-3210
Phone #:    21 279-3176
Email: renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE ALAGOAS S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO AMAPA S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO ESPIRITO SANTO S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DA PARAIBA S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO RIO DE JANEIRO S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins

Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE RORAIMA S.A.

Address:    Rua Lauro Muller, n.(degree) 116, 22(degree) andar, Rio de
            Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

To the DEPOSITARY BANCO DO BRASIL S.A.

Address:    SBS - Ed. Sede III - 6(degree) andar
Attn.:      Adezio de Almeida Lima
Fax #:      61 310-4090
Phone #:    61 310-5353
Email:      adeziolima@bancobrasil.com.br

To the FINANCIAL AGENT BANCO BRADESCO S.A.

Address:    Cidade de Deus, s/n, Vila Yara, Osasco, Predio Novissimo,
            2(degree) andar
Attn.:      Mr. Manoel Carlos Siqueira
Fax #:      (011) 3684-3185
Phone #:    (011) 3684-2232
Email:      4130.msiqueira@bradesco.com.br

To the FINANCIAL AGENT UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A.

Address:    Avenida Eusebio Matoso, 891, 18(degree) andar, Sao Paulo-SP
Attn.:      Mr. Francisco de Assis Crema
Fax #:      (0 XX 11) 3097 4823
Phone #:    (0 XX 11) 3097 1669
Email:      francisco.crema@unibanco.com.br

To the FINANCIAL AGENT BANCO ALFA DE INVESTIMENTO S.A.,

Address:    Alameda Santos 466 - 9(degree) andar - Cerqueira Cesar - Sao
            Paulo - SP
Attn.:      Mr. Edgard Calazans Xavier
Fax #:      (011) 3175-5106
Phone #:    (011) 3175-5706 / 5705
Email:      corpfin@bancoalfa.com.br

To the FINANCIAL AGENT BANCO CITIBANK S.A.

Address:    Av. Paulista n.(degree) 1111 - 11(degree) andar - Sao Paulo/S P
Attn.:      Sr. Giammarco Gentile
Fax #:      (OXX1 1) 5576-2825
Phone #:    (OXX11) 5576-2087

Email:      giammarco.gentile@citicorp.com

To the FINANCIAL AGENT BANCO SAFRA S.A.

Address:    Av. Paulista, 2100 -14(degree) andar - Sao Paulo (SP)
Attn.:      Mr. Udovaldo Tadeu Chiarotti
Fax #:      (OXXI 1) 3175-8210
Phone #:    (OXX11) 3175-7820
Email:      tadeu.chiarotti@safra.com.br

To the FINANCIAL AGENT BANCO VOTORANTIM S.A.,

Address:    Av. Roque Petroni Jr., 999 - 14(degree) andar - Sao Paulo (SP)
Attn.:      Sr. Reinaido Hossepian
Fax #:      (OXX11) 5185-1922
Phone #:    (0XX11) 5185-1731
Email:      reihos@bancovotorantim.com.br

To the FINANCIAL AGENT BANCO SUDAMERIS BRASIL S.A.,

Address:    Av. Paulista, 1000 - 2(degree) andar - Sao Paulo (SP)
Attn.:      Ms. Roberta Maria Costa Mello
Fax #:      (OXX11) 3170-9745
Phone #:    (OXX11) 3170-9749
Email:      rcmello@sudameris.com.br

To the FINANCIAL AGENT BANCO SANTANDER BRASIL S.A.,

Address:    Rua Amador Bueno, 474 - 3(degree) andar - Sao Paulo (SP)
Attn.:      Mr. Lineo Ciociola Tobias
Fax #:      (0XX11) 538-8271
Phone #:    (0XX11) 538-8953
Email       tobias@santander.com.br

To the INTERVENING GUARANTOR TELE NORTE LESTE PARTICIPACOES S.A.

Address:    Rua Lauro Muller no.116, 22nd floor - Rio de Janeiro/RJ
Attn.:      Dr. Rene de Medeiros Ribeiro Martins
Fax #:      21 279-3210
Phone #:    21 279-3176
Email:      renem@telemar.com.br

9.       JURISDICTION

9.1. The parties hereby select the Central Court of the City of Rio de Janeiro, Rio de Janeiro State to resolve any disputes arising hereunder, to the exclusion of any other court, however privileged it may be.

In witness whereof, the parties hereto have executed this agreement in 19 (nineteen) counterparts of equal content and form, before the two undersigned witnesses.

                                          Rio de Janeiro, December 15th of 2000.

BENEFICIARIES: [Signatures]
TELECOMUNICACOES DO AMAZONAS S.A.
TELECOMUNICACOES DA BAHIA S.A.
TELECOMUNICACOES DO CEARA S.A.
TELECOMUNICACOES DE MINAS GERAIS S.A.
TELECOMUNICACOES DO PARA S.A.
TELECOMUNICACOES DO PIAUI S.A.
TELECOMUNICACOES DE SERGIPE S.A.
TELECOMUNICACOES DO MARANHAO S.A.
TELECOMUNICACOES DE PERNAMBUCO S.A.
TELECOMUNICACOES DE ALAGOAS S.A.
TELECOMUNICACOES DO AMAPA S.A.
TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.
TELECOMUNICACOES DO ESPIRITO SANTO S.A.
TELECOMUNICACOES DA PARAIBA S.A.
TELECOMUNICACOES DO RIO DE JANEIRO S.A.
TELECOMUNICACOES DE RORAIMA S.A.

DEPOSITARY: [Signature]
BANCO DO BRASIL S.A.

CREDITORS: [Signatures]
BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES
FINANCIAL AGENT: BANCO ITAU S.A.
FINANCIAL AGENT: BANCO DO BRASIL S.A.
FINANCIAL AGENT: BANCO BRADESCO S.A.
FINANCIAL AGENT: UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A.
FINANCIAL AGENT: BANCO ALFA DE INVESTIMENTO S.A.
FINANCIAL AGENT: BANCO CITIBANK S.A.
FINANCIAL AGENT: BANCO SAFRA S.A.
FINANCIAL AGENT: BANCO VOTORANTIM S.A.
FINANCIAL AGENT: BANCO SUDAMERIS BRASIL S.A.
FINANCIAL AGENT: BANCO SANTANDER BRASIL S.A.

INTERVENING GUARANTOR: [Signature]
TELENORTE LESTE PARTICIPACOES S.A.

WITNESS: ANA PAULA FANAN [Signature]
WITNESS: LEILA DE SOUZA SANCHES [Signature]

                                  ATTACHMENT I

                                COLLECTING BANKS

     1) TELECOMUNICACOES DO AMAZONAS S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                          00.360.305/0001-04
-----------------------------------------------------------------------------------------------
HSBC - Bamerindus                               399                          01.701.201/0001-89
-----------------------------------------------------------------------------------------------
Bradesco                                        237                          60.746.948/0001-80
-----------------------------------------------------------------------------------------------
Banco Itau                                      341                          60.701.190/0001-04
-----------------------------------------------------------------------------------------------
Banco do Estado do Amazonas                     034                          04.562.120/0001-33
-----------------------------------------------------------------------------------------------
Banco Real                                      275                          33.066.408/0001-15
-----------------------------------------------------------------------------------------------
Bandeirantes                                    230                          61.071.387/0001-61
-----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                          00.000.000/0001-91
-----------------------------------------------------------------------------------------------

     2) TELECOMUNICACOES DA BAHIA S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                          00.360.305/0001-04
-----------------------------------------------------------------------------------------------
Baneb                                           028                          15.142.490/0001-38
-----------------------------------------------------------------------------------------------
Bradesco                                        237                          60.746.948/0001-80
-----------------------------------------------------------------------------------------------
Banco Itau                                      341                          60.701.190/0001-04
-----------------------------------------------------------------------------------------------
Mercantil do Brasil                             389                          17.184.037/0001-05
-----------------------------------------------------------------------------------------------
Banco Real                                      275                          33.066.408/0001-15
-----------------------------------------------------------------------------------------------
Bandeirantes                                    230                          61.071.387/0001-61
-----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                          00.000.000/0001-91
-----------------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)                          641                          33.870.163/0001-84
-----------------------------------------------------------------------------------------------
Citibank                                        745                          33.479.023/0001-80
-----------------------------------------------------------------------------------------------
Unibanco                                        409                          33.700.394/0001-40
-----------------------------------------------------------------------------------------------
America do Sul                                  215                          61.230.165/0001-44
-----------------------------------------------------------------------------------------------
BCN                                             291                          60.898.723/0001-81
-----------------------------------------------------------------------------------------------
Banco Boavista                                  231                          33.485.541/0001-06
-----------------------------------------------------------------------------------------------
Bank Boston                                     479                          60.394.079/0002-95
-----------------------------------------------------------------------------------------------
Banco Rural                                     453                          33.124.959/0001-98
-----------------------------------------------------------------------------------------------
Santander                                       353                          60.700.556/0001-72
-----------------------------------------------------------------------------------------------

3) TELECOMUNICACOES DO CEARA S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
BEC                                             035                         07.196.934/0001-07
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------

4) TELECOMUNICACOES DE MINAS GERAIS S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Mercantil do Brasil                             389                         17.184.037/0001-05
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
Bandeirantes                                    230                         61.071.387/0001-61
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)                          641                         33.870.163/0001-84
----------------------------------------------------------------------------------------------
Citibank                                        745                         33.479.023/0001-80
----------------------------------------------------------------------------------------------
Unibanco                                        409                         33.700.394/0001-40
----------------------------------------------------------------------------------------------
Cecremge                                      756/2001                      00.309.024/0001-27
----------------------------------------------------------------------------------------------
Banco da Cidade                                 244                         61.377.611/0001-38
----------------------------------------------------------------------------------------------
BCN                                             291                         60.898.723/0001-81
----------------------------------------------------------------------------------------------
Banco Boavista                                  231                         33.485.541/0001-06
----------------------------------------------------------------------------------------------
Bank Boston                                     479                         60.394.079/0002-95
----------------------------------------------------------------------------------------------
Banco Rural                                     453                         33.124.959/0001-98
----------------------------------------------------------------------------------------------
Crediminas                                      800                         25.683.434/0001-64
----------------------------------------------------------------------------------------------
Banco Emblema                                   743                            795.423/0001-45
----------------------------------------------------------------------------------------------
HSBC - Bamerindus                               399                         01.701.201/0001-89
----------------------------------------------------------------------------------------------
Banco Safra                                     422                         58.160.789/0001-28
----------------------------------------------------------------------------------------------
Sudameris                                       347                         60.942.638/0001-73
----------------------------------------------------------------------------------------------
Unicred                                         801                         00.184.068/0001-78
----------------------------------------------------------------------------------------------

5) TELECOMUNICACOES DO PARA S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
HSBC - Bamerindus                               399                         01.701.201/0001-89
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Banco do Estado do Para                         037                         04.913.711/0001-08
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
BASA                                            003                         04.902.979/0001-44
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------

6) TELECOMUNICACOES DO PIAUI S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Banco do Estado do Para                         037                         04.913.711/0001-08
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------

7) TELECOMUNICACOES DE SERGIPE S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Banese                                          047                         13.009.717/0001-46
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
Bandeirantes                                    230                         61.071.387/0001-61
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------

8)TELECOMUNICACOES DO MARANHAO S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
HSBC - Bamerindus                               399                         01.701.201/0001-89
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Banco do Estado do Maranhao                     036                         06.271.464/0001-19
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
BASA                                            003                         04.902.979/0001-44
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)                          641                         33.870.163/0001-84
----------------------------------------------------------------------------------------------
Banco Rural                                     453                         33.124.959/0001-98
----------------------------------------------------------------------------------------------

9) TELECOMUNICACOES DE PERNAMBUCO S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Bandepe                                         024                         10.866.788/0001-77
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Mercantil do Brasil                             389                         17.184.037/0001-05
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
Bandeirantes                                    230                         61.071.387/0001-61
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)                          641                         33.870.163/0001-84
----------------------------------------------------------------------------------------------
Citibank                                        745                         33.479.023/0001-80
----------------------------------------------------------------------------------------------
Unibanco                                        409                         33.700.394/0001-40
----------------------------------------------------------------------------------------------
BR Mercantil                                    749                         10.995.587/0001-70
----------------------------------------------------------------------------------------------

10) TELECOMUNICACOES DE ALAGOAS S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
BCN                                             291                         60.898.723/0001-81
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Mercantil do Brasil                             389                         17.184.037/0001-05
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
Banco Rural                                     453                         33.124.959/0001-98
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------

11) TELECOMUNICACOES DO AMAPA S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
BASA                                            003                         04.902.979/0001-44
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------

12) TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
BCN                                             291                         60.898.723/0001-81
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Unibanco                                        409                         33.700.394/0001-40
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------

13) TELECOMUNICACOES DO ESPIRITO SANTO S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Banestes                                        021                          28.127.603/001-78
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Secreste                                        657                         32.433.674/0001-76
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
Bancoob                                         756                         02.034.232/0001-64
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------
HSBC - Bamerindus                               399                         01.701.201/0001-89
----------------------------------------------------------------------------------------------
Unibanco                                        409                         33.700.394/0001-40
----------------------------------------------------------------------------------------------

14) TELECOMUNICACOES DA PARAIBA S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)                          641                         33.870.163/0001-84
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Paraiban                                        030                         09.093.352/0001-03
----------------------------------------------------------------------------------------------
Mercantil do Brasil                             389                         17.184.037/0001-05
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
Sudameris                                       347                         60.942.638/0001-73
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------

15. TELECOMUNICACOES DO RIO DE JANEIRO S.A.

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Mercantil do Brasil                             389                         17.184.037/0001-05
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------
Bandeirantes                                    230                         61.071.387/0001-61
----------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)                          641                         33.870.163/0001-84
----------------------------------------------------------------------------------------------
Citibank                                        745                         33.479.023/0001-80
----------------------------------------------------------------------------------------------
Unibanco                                        409                         33.700.394/0001-40
----------------------------------------------------------------------------------------------
Banerj                                          029                         33.885.724/0001-19
----------------------------------------------------------------------------------------------
Banespa                                         033                         61.411.633/0001-87
----------------------------------------------------------------------------------------------
BCN                                             291                         60.898.723/0001-81
----------------------------------------------------------------------------------------------
Banco Boavista                                  231                         33.485.541/0001-06
----------------------------------------------------------------------------------------------
Bank Boston                                     479                         60.394.079/0002-95
----------------------------------------------------------------------------------------------
Mercantil de Sao Paulo                          392                         61.065.421/0001-95
----------------------------------------------------------------------------------------------
HSBC - Bamerindus                               399                         01.701.201/0001-89
----------------------------------------------------------------------------------------------

16) TELECOMUNICACOES DE RORAIMA:

------------------------------------------------------------------------------------------------
                                                                          CNPJ (GENERAL TAXPAYER
           BANK NAME                            CODE                             ENROLLMENT)
------------------------------------------------------------------------------------------------
Banco do Brasil                                 001                         00.000.000/0001-91
----------------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)                          641                         33.870.163/0001-84
----------------------------------------------------------------------------------------------
Bradesco                                        237                         60.746.948/0001-80
----------------------------------------------------------------------------------------------
Caixa Economica Federal                         104                         00.360.305/0001-04
----------------------------------------------------------------------------------------------
Banco Itau                                      341                         60.701.190/0001-04
----------------------------------------------------------------------------------------------
Banco Real                                      275                         33.066.408/0001-15
----------------------------------------------------------------------------------------------

                                  ATTACHMENT II

Place and date

To
Bank
Bank
(list all collecting banks for each respective Beneficiary)

Re.: Delivery of funds deposited in our accounts to the benefit of BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES and the Consortium formed by BANCO ITAU S.A., BANCO DO BRASIL S.A., BANCO BRADESCO S.A., UNIBANCO - UNIAO DOS BANCOS BRASILEIROS S.A., BANCO ALFA DE INVESTIMENTO S.A., BANCO CITIBANK S.A., BANCO SAFRA S.A., BANCO VOTORANTIM S.A., BANCO SUDAMERIS BRASIL S.A., and BANCO SANTANDER BRASIL S.A.

Dear Sirs,

We inform you that the rights associated with the revenue originating from fixed telephony services, which are the property of the undersigned and collected by you, are placed as security for the obligations pursuant to Credit Agreement # 00.2.632.3.1, entered into on 12/15/2000 with the Banco de Desenvolvimento Economico e Social - BNDES, and to Subloan Agreement (Loan Agreement Via Onlending of BNDES Funds) BNDES FINEM TJLP/CM no. 060/2000-IC, entered into on 12/15/2000 with the Consortium concerned, led by Banco Itau S.A. and Banco do Brasil S.A., and we therefore give, irreversibly and irrevocably, express instructions for this bank to proceed as follows:

     1. Whereas the undersigned has placed as security for the faithful compliance of its obligations, pursuant to aforementioned agreements, to the benefit of BNDES and the Banks forming the Consortium concerned, the rights over the amounts collected in your bank branches, originating from invoice payments made by users in connection with the provision of fixed telephony services supplied by this company, the totality of collected funds must be transferred to Banco do Brasil, via DOC (Credit Order Document) by the 3rd business day following the actual receipt to the account in our name, of no. xxx, at the Lelio Gama Branch (#1755-8).

     2. The present order of transfer to the account specified above shall come into effect as of the date you receive this letter and shall be valid until all obligations we have assumed in the referred to Loan Agreements entered into with BNDES and the Banks forming the Consortium concerned.

     3. The lien on the receivables mentioned herein shall only be released with the written and joint consent of the Banco Itau S.A., Banco do Brasil S.A. (in their capacity as LEADERS and agents of the Consortium concerned) and BNDES, or the totality of the

          Banks forming the Consortium concerned, together with BNDES, or yet other LEADERS of the Consortium eventually appointed in case of resignation or removal of Banco Itau S.A. and/or Banco do Brasil S.A., always in conjunction with BNDES.

Given that the present document expresses the agreements between the parties, we request that you sign and state your agreement below in order to make it effective.

Sincerely,

Company Name
CNPJ/MF (General Taxpayer Enrollment #)

IN AGREEMENT:

Bank
CNPJ/MF:

Bank
CNPJ/MF:

Bank
CNPJ/MF:

Bank
CNPJ/MF:

                                  ATTACHMENT II

  TO THE SUBLOAN AGREEMENT (LOAN AGREEMENT VIA ONLENDING OF BNDES FUNDS) BNDES
                         FINEM TJLP/CM NO. 060/2000 - IC

                                                                                                               IN R$ MILLIONS
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL EXECUTIVE
    SUMMARY              2000        2001          2002        2003        2004       2004        2006       2007         2008
--------------------------------------------------------------------------------------------------------------------------------
Gross Income           10,068.2    12,149.1      13,802.9    14,663.5    16,106.2   17,641.2    19,428.3   21,705.3     24,192.1
--------------------------------------------------------------------------------------------------------------------------------
Net Income              7,570.4     9,145.2      10,332.7    10,941.3    11,984.0   13,085.2    14,392.4   16,091.0     17,953.9
--------------------------------------------------------------------------------------------------------------------------------
Gross Earnings          5,238.4     6,341.5       6,961.5     7,432.9     8,143.9    8,911.0     9,917.0   11,309.1     12,839.3
--------------------------------------------------------------------------------------------------------------------------------
EBITDA                  3,958.9     4,970.7       5,354.1     5,582.7     6,135.5    6,722.8     7,531.4    8,373.5      9,975.4
--------------------------------------------------------------------------------------------------------------------------------
Depreciation and
Amortization            3,383.4     3,690.2       3,183.7     3,279.2     3,354.8    1,522.1     1,232.9    1,395.5      1,577.4
--------------------------------------------------------------------------------------------------------------------------------
EBIT                      613.1     1,318.0       2,208.0     2,341.1     2,818.3    5,238.3     6,299.7    6,978.0      8,398.0
--------------------------------------------------------------------------------------------------------------------------------
Financial Expenses        255.9       257.4         418.7       375.8       340.3      316.5       292.1      273.3        282.7
--------------------------------------------------------------------------------------------------------------------------------
Net Earnings              169.6       623.6       1,008.8     1,209.8     1,609.6    3,116.5     3,810.1    4,319.9      5,240.5
--------------------------------------------------------------------------------------------------------------------------------
Total Assets           20,105.9    22,275.0      22,904.7    23,462.5    24,664.5   27,526.0    31,171.5   35,651.9     41,430.4
--------------------------------------------------------------------------------------------------------------------------------
Cash Flow and
Financial
Investments             2,373.9     3,068.1       5,439.9     7,903.5    10,629.7   12,953.1    15,682.2   19,050.0     23,654.1
--------------------------------------------------------------------------------------------------------------------------------
Long Term
Liabilities             2,646.8     3,842.0       2,282.1     1,699.5     1,300.9      806.6       341.9      326.9        735.5
--------------------------------------------------------------------------------------------------------------------------------
Financial
Indebtedness            2,210.6     3,341.2       2,699.8     2,039.0     1,466.4      893.3       333.0        0.0          0.0
--------------------------------------------------------------------------------------------------------------------------------
Shareholders'
Equity                 14,510.3    14,968.4      15,799.2    16,830.9    18,262.5   21,339.8    25,146.7   29,464.4     34,702.3
--------------------------------------------------------------------------------------------------------------------------------
Debt Service
(Financial Exp. &
Amortization)              35.2        19.7           972       910.1       763.2        712       647.6      368.3            0
--------------------------------------------------------------------------------------------------------------------------------
Permanent
Investments             2,824.2     4,424.3         907.3     1,099.9     1,367.5    1,570.7     1,576.7    1,774.3      1,951.4
--------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow            939.0       111.0       3,708.9     3,699.6     3,822.6    3,383.9     3,813.2    4,226.7      5,168.7
--------------------------------------------------------------------------------------------------------------------------------

                                 ATTACHMENT III

Subloan Agreement (Loan Agreement via Onlending of Funds from the Banco Nacional de Desenvolvimento Economico e Social (Brazilian Social and Economic
                               Development Bank)
                     BNDES FINEM TJLP/CM - No. 060/2000-IC)

---------------------------------------------------------------------------------------------------------
                                                  OCT/98 -
                    USES                           DEC/99      TOTAL - 2000    TOTAL - 2001      TOTAL
---------------------------------------------------------------------------------------------------------
TRANSMISSION
Domestic Equipment                                  70,254         500,963         738,093      1,309,310
Imported Equipment                                   5,635          70,244         119,833        195,712
Domestic Optic Cable (Backbone)                     52,856          65,381          70,000        188,237
Domestic Cable Optic Service (Backbone)            123,331         152,555         163,333        439,219
Domestic Materials                                   5,681           7,027           7,524         20,232
Imported Materials                                       -               -               -              -
Services                                           133,152          78,354         287,348        498,854
                         S/T                       390,909         874,524       1,386,131      2,651,564
---------------------------------------------------------------------------------------------------------
SWITCHING
Domestic Equipment                                 302,537         451,599         926,674      1,680,810
Domestic State-of-the-Art Technical Equip.          29,467         100,479          11,090        141,036
Imported Equipment                                   5,270          66,846         112,570        184,686
                                                   466,543         483,550         782,630      1,732,723
                         S/T                       803,817       1,102,474       1,832,964      3,739,255
---------------------------------------------------------------------------------------------------------
INFRASTRUCTURE
Domestic Equipment                                   7,057         108,187         146,918        262,162
Imported Equipment                                     327           3,052           6,525          9,904
                         S/T                         7,384         111,239         153,443        272,066
---------------------------------------------------------------------------------------------------------
ACCESS NETWORK
Domestic Equipment (WLL)                                 -               -         164,321        164,321
Domestic Equipment Service (WLL)                         -               -          41,080         41,080
Domestic Optic Cable                                33,979          42,030          45,000        121,009
Domestic Cable Optic Service                        79,284          98,071         105,000        282,355
Imported Optic Cable                                     -               -               -              -
Imported Cable Optic Service                             -               -               -              -
Domestic Metallic Cable                            142,332         176,060         175,500        493,892
Domestic Metallic Cable Service                     94,888         117,374         117,000        329,262
Imported Metallic Cable                                  -               -          13,000         13,000
Imported Metallic Cable Service                          -               -           8,667          8,667
                         S/T                       350,483         433,535         669,568      1,453,586
---------------------------------------------------------------------------------------------------------
TUP's
Domestic State-of-the-Art Technical Equip.         163,199         201,872         219,298        584,369
Imported                                                 -               -               -              -
                                                   163,199         201,872         219,298        584,369
---------------------------------------------------------------------------------------------------------
TI
Domestic                                            12,086         101,329         163,324        276,739
Imported                                                 -               -               -              -
                         S/T                        12,086         101,329         163,324        276,739
---------------------------------------------------------------------------------------------------------

Capitalized Labor                                  146,144          65,289               -        211,433
Interest                                           191,049          25,401               -        216,450
Others                                             418,171          76,828               -        494,999
NF's (Previous Years)                              359,843          63,046               -        422,889
Working Capital                                    247,225          66,197               -        313,422

TOTAL USES                                       3,090,310       3,121,734       4,424,728     10,636,772
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                  OCT/98 -
            SOURCES                                DEC/99      TOTAL - 2000    TOTAL - 2001      TOTAL
---------------------------------------------------------------------------------------------------------
BNDES System Resources (2)                         400,000       1,000,000       1,300,000      2,700,000
Own Funds                                        2,690,310       2,121,734       3,124,728      7,936,772
T0TAL USES                                       3,090,310       3,121,734       4,424,728     10,636,772
---------------------------------------------------------------------------------------------------------

                           CREDIT AGREEMENT No. 00.2.632.3.1 MADE BY AND BETWEEN BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL
                           - BNDES AND TELECOMUNICACOES DO AMAZONAS S.A., TELECOMUNICACOES DA BAHIA S.A., TELECOMUNICACOES DO CEARA S.A., TELECOMUNICACOES DE MINAS GERAIS S.A., TELECOMUNICACOES DO PARA S.A., TELECOMUNICACOES DO PIAUI S.A., TELECOMUNICACOES DE SERGIPES.A., TELECOMUNICACOES DO MARANHAO S.A. TELECOMUNICACOES DE PERNAMBUCO S.A., TELECOMUNICACOES DE ALAGOAS S.A., TELECOMUNICACOES DO AMAPA S.A., TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A., TELECOMUNICACOES DO ESPIRITO SANTO S.A., TELECOMUNICOES DA PARAIBA S.A., TELECOMUNICACOES DO RIO DE JANEIRO S.A. AND TELECOMUNICACOES DE RORAIMA S.A., WITH THIRD PARTY INTERVENTION AS FOLLOWS:

BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES hereby referred to simply as BNDES, a public corporation, with head offices in Brasilia, Federal District, and services in this City, at Avenida Republica do Chile No. 100, with General Taxpayer Enrollment (CNPJ) No. 33.657.248/0001-89, by its undersigned representatives;

TELECOMUNICACOES DO AMAZONAS S.A., a corporation, with head office in Manaus, at Avenida Getulio Vargas No. 950, with General Taxpayer Enrollment (CNPJ) No. 04.559.084/0001-59, by its undersigned representatives;

TELECOMUNICACOES DA BAHIA S.A., a corporation, with head office in Salvador, State of Bahia, at Rua Silveira Martins No. 355, with General Taxpayer Enrollment (CNPJ) No. 15.137.276/0001-93, by its undersigned representatives;

TELECOMUNICACOES DO CEARA S.A., a corporation, with head office in Fortaleza, State of Ceara, at Rua Borges de Melo, No. 1677, with General Taxpayer Enrollment (CNPJ) No. 07.072.812/0001-91, by its undersigned representatives;

TELECOMUNICACOES DE MINAS GERAIS S.A., a corporation, with head office in Belo Horizonte, in the State of Minas Gerais, at Av. Afonso Pena, No. 4001, with General Taxpayer Enrollment (CNPJ) No. 17.184.411/0001-96, by its undersigned representatives;

TELECOMUNICACOES DO PARA S.A., a corporation, with head office in Belem, State of Para, at Travessa Dr. Moraes, No. 21, with General Taxpayer Enrollment (CNPJ) No. 04.815.411/0001-96, by its undersigned representatives;

TELECOMUNICACOES DO PIAUI S.A., a corporation, with head office in Teresina, State of Piaui, at Av. Antonino Freire No. 1473, with General Taxpayer Enrollment (CNPJ) No. 06.847.875/0001-00, by its undersigned representatives;

TELECOMUNICACOES DE SERGIPE S.A., a corporation, with head office in Aracaju, State of Sergipe, at Rua Gutemberg Chagas, No. 169, with General Taxpayer Enrollment (CNPJ) No. 13.079.322/0001-10, by its undersigned representatives;

TELECOMUNICACOES DO MARANHAO S.A., a corporation, with head office in Sao Luis, State of Maranhao, at Av. Alexandre de Moura No. 86 - 2o andar, with General Taxpayer Enrollment (CNPJ) No. 06.274.633/0001-74, by its undersigned representatives;

TELECOMUNICACOES DE PERNAMBUCO S.A., a corporation, with head office in Recife, State of Pernambuco, at Av. Afonso Olindense No. 1513, with General Taxpayer Enrollment (CNPJ) No. 10.819.803/0001-26, by its undersigned representatives;

TELECOMUNICACOES DE ALAGOAS S.A., a corporation, with head office in Maceio, State of Alagoas, at Rua Antenor Gomes de Oliveira No. 144, with General Taxpayer Enrollment (CNPJ) No. 12.286.423/0001-07, by its undersigned representatives;

TELECOMUNICACOES DO AMAPA S.A., a corporation, with head office in Macapa, State of Amapa, at Av. Duque de Caxias No. 106, with General Taxpayer Enrollment
(CNPJ) No. 05.965.421/0001-70, by its undersigned representatives;

TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A., a corporation, with head office in Natal, State of Rio Grande do Norte, at Av. Prudente de Morais, No. 757, with General Taxpayer Enrollment (CNPJ) No. 08.408.254/0001-55, by its undersigned representatives;

TELECOMUNICACOES DO ESPIRITO SANTO S.A., a corporation, with head office in Vitoria, State of Espirito Santo, at Rua Vitoria Nunes da Motta, No. 220, with General Taxpayer Enrollment (CNPJ) No. 28.140.226/0001-07, by its undersigned representatives;

TELECOMUNICACOES DA PARAIBA S.A., a corporation, with head office in Joao Pessoa, State of Paraiba, at Rua Diogenes Chianca, No. 1777, with General Taxpayer Enrollment (CNPJ) No. 08.827.313/0001-20, by its undersigned representatives;

TELECOMUNICACOES DO RIO DE JANEIRO S.A., a corporation, with head office in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Vargas No. 2560 - 4o andar, with General Taxpayer Enrollment (CNPJ) No. 33.000.118/0001-79, by its undersigned representatives; and

TELECOMUNICACOES DE RORAIMA S.A., a corporation, with head office in Boavista, State of Roraima, at Av. Cap. Ene Garcez No. 256, with General Taxpayer Enrollment (CNPJ) No. 05.934.567/0001-59, by its undersigned representatives, hereinafter referred to jointly as BENEFICIARIES; and serving as INTERVENING
PARTY:

TELE NORTE LESTE PARTICIPACOES S.A., a corporation, with head office in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller No. 116 - 22(degree) andar, with General Taxpayer Enrollment (CNPJ) No.
02.558.134/0001-58, by its undersigned representatives,

have mutually agreed to the provisions contained in the clauses below:

CLAUSE ONE

NATURE, VALUE AND The BNDES extends to BENEFICIARIES PURPOSE OF THE AGREEMENT by means of this agreement the following credits:

I - Credit "1", to TELECOMUNICACOES DO AMAZONAS S.A., divided into 2 (two) subcredits in the following amounts:

a) SUBCREDIT "A1": for R$ 5,167,667.00 (five million, one hundred and sixty seven thousand and six hundred and sixty seven Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/97, dated January 13, 1987, of the Board of the BNDES, Clause 2 adjusting the amount of this Subcredit observed;

b) SUBCREDIT "B1": for R$18,086,833.00 (eighteen million, eighty six thousand and eight hundred and thirty three Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, Special Deposits and the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

II- Credit "2", to TELECOMUNICACOES DA BAHIA S.A., divided into 2 (two) subcredits for the following amounts:

SUBCREDIT "A2": for R$19,765,667.00 (nineteen million and six hundred and sixty seven Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the value of this Subcredit;

b) SUBCREDIT "B2": for R$69,179,833.00 (sixty nine million, one hundred and seventy nine thousand and eight hundred and thirty three Brazilian Reals), to be granted with common resources of the BNDES, which consist, among other sources, of the resources of the Worker's Assistance Fund - FAT, of the resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources,the provisions of the Single Paragraph of Clause 3 observed.

III- Credit "3" to TELECOMUNICACOES DO CEARA S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A3": for R$10,149,467.00 (ten million, one hundred and forty nine thousand and four hundred and sixty seven Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2 adjusting the amount of this Subcredit;

b) SUBCREDIT "B3": for R$35,523,133.00 (thirty five million, five hundred and twenty three thousand and one hundred and thirty three Brazilian Reals), to be granted with common resources of the BNDES, consisting of, among other sources, resources of the Worker's Assistance Fund - FAT, resources originating from the FAT - Special Deposits and Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

IV - Credit "4", to TELECOMUNICACOES DE MINAS GERAIS S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A4": for R$37,760,266.00 (thirty seven million, seven hundred and sixty thousand and two hundred and sixty six Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, from the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B4": for R$132,160,934.00 (one hundred and thirty two million, one hundred and sixty thousand and nine hundred and thirty four Brazilian Reals), to be granted with common resources from the BNDES, consisting, among other sources, of the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

V - Credit "5" to TELECOMUNICACOES DO PARA S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A5": for R$8,641,533.00 (eight million, six hundred and forty one thousand, five hundred and thirty three Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the

Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B5": for R$30,245,367.00 (thirty million, two hundred and forty five thousand three hundred and sixty seven Brazilian Reals), to be granted with common resources from the BNDES, consisting, among other sources, of the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

VI- Credit "6" to TELECOMUNICACOES DO PIAUI S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A6": for R$3,121,333.00 (three million, one hundred and twenty one thousand three hundred and thirty three Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B-6": for R$10,924,667.00 (ten million, nine hundred and twenty four thousand six hundred and sixty seven Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest funds, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

VII- Credit "7" to TELECOMUNICACOES DE SERGIPE S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A7": for R$2,431,200.00 (two million, four hundred and thirty one thousand and two hundred Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B-7": for R$8,509,200.00 (eight million five hundred and nine thousand and two hundred Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT, Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest

Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

VIII- Credit "8", to TELECOMUNICACOES DO MARANHAO S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A8": for R$5,464,467.00 (five million, four hundred and sixty four thousand four hundred and sixty seven Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B-8": for R$19,125,633.00 (nineteen million, one hundred and twenty five thousand six hundred and thirty three Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest funds, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

X- Credit "9", to TELECOMUNICACOES DE PERNAMBUCO S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A8": for R$11,412,067.00 (eleven million, four hundred and twelve thousand and sixty seven Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B-9": for R$39,942,233.00 (thirty nine million nine hundred and forty two thousand two hundred and thirty three Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest funds, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

X- Credit "10" to TELECOMUNICACOES DE ALAGOAS S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A10": for R$3,276,667.00 (three million, two hundred and seventy six thousand six hundred and sixty seven Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B10": for R$11,468,333.00 (eleven million, four hundred and sixty eight thousand and thirty three Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest funds, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

XI - Credit "11", to TELECOMUNICACOES DO AMAPA S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A11": for R$714,200 (seven hundred and fourteen thousand two hundred Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B11": for R$2,499,700.00 (two million, four hundred and ninety nine thousand seven hundred Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

XII- Credit "12", to TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A11": for R$4,396,400.00 (four million three hundred and ninety six thousand four hundred Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B12": for R$15,387,400.00 (fifteen million, three hundred and eighty seven thousand four hundred Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

XIII- Credit "13", to TELECOMUNICACOES DO ESPIRITO SANTO S.A., divided into 2
(two) subcredits for the following amounts:

a) SUBCREDIT "A13": for R$6,723,733.00 (six million, seven hundred and twenty three thousand seven hundred and thirty three Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B13": for R$23,533,067 (twenty three million, five hundred and thirty three thousand and sixty seven Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest funds, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

XIV - Credit "14", to TELECOMUNICACOES DA PARAIBA S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A14": for R$3,950,800.00 (three million, nine hundred and fifty thousand eight hundred Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B14": for R$13,827,800.00 (thirteen million, eight hundred and twenty seven thousand, eight hundred Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

XV- Credit "15", to TELECOMUNICACOES DO RIO DE JANEIRO S.A., divided into 2
(two) subcredits for the following amounts:

a) SUBCREDIT "A15": for R$56,529,400.00 (fifty six million five hundred and twenty nine thousand four hundred Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B15": for R$197,852,900.00 (one hundred and ninety seven million, eight hundred and fifty two thousand nine hundred Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

XIV- Credit "16", to TELECOMUNICACOES DE RORAIMA S.A., divided into 2 (two) subcredits for the following amounts:

a) SUBCREDIT "A16": for R$495,133.00 (four hundred and ninety five thousand one hundred and thirty three Brazilian Reals), considering the base date of November 15, 2000, to be granted with resources captured by the BNDES in foreign currency, onlent according to Resolution No. 635/87, dated January 13, 1987, of the Management of the BNDES, in compliance with Clause 2, adjusting the amount of this Subcredit;

b) SUBCREDIT "B16": for R$1,732,967.00 (one million, seven hundred and thirty two thousand nine hundred and sixty seven Brazilian Reals), to be granted with common resources from the BNDES, consisting of, among other sources, the resources of the Worker's Assistance Fund - FAT, of resources originating from the FAT - Special Deposits and of the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, in compliance, with respect to its allocation, with the legislation applicable to each of the said sources, the provisions of the Single Paragraph of Clause 3 observed.

SINGLE PARAGRAPH The credits now extended are intended for expansion by the BENEFICIARIES of their respective Telecommunication Plans (Voice, Data and Video) and operational improvement for the purpose of complying with the General Universalization Target Plan for the Switched Wireline Telephone Service (PGMU) and the General Quality Target Plan (PGMQ), established by the National Telecommunications Agency - ANATEL, with investments in the period between October 1998 and December 2001.

CLAUSE TWO

ADJUSTMENT OF THE AMOUNTS OF SUBCREDITS "A1" TO "A16"

The installments of Subcredits "A1" to "A16" not used will be indexed, as of the aforementioned base date of November 15, 2000, to the dates of their utilization, according to the weighted average of the exchange rate adjustments applicable to the resources captured by the BNDES in foreign currency without restriction to onlending in specific conditions, in compliance with the procedures contemplated in Clause 8 below.

CLAUSE THREE

CREDIT AVAILABILITY

The credits will be made available to the BENEFICIARIES, in installments, after the conditions precedent of utilization mentioned in Clause 19 have been complied with, according to the requirements for accomplishing the financed projects, the financing schedule of the BNDES, subordinated to the definition of resources for its investments by the National Monetary Council, observed.

SINGLE PARAGRAPH

The amount of each installment of Subcredits "B1" to "B16" to be placed at the disposal of the BENEFICIARIES will be calculated according to the criteria established in the law that institutes the Long-Term Interest Rate - TJLP to determine the outstanding balances of the financings contracted by the BNDES System to November 30, 1994.

CLAUSE FOUR

INTEREST APPLICABLE TO SUBCREDITS "A1" TO "A16"

Interest at the rate of 3.85% (three point eight, five percent) per annum (as spread) will apply to the principal of the debts of the BENEFICIARIES, arising from Subcredits "A1" to "A16" above the variable rate adjusted quarterly on the 16th (sixteen) day of the months of January, April, July and October, based on the average weighted cost of all the charges and expenses incurred by the BNDES in capturing resources in foreign currency without restriction to onlending in specific conditions, in the civil quarter immediately prior to the month of the readjustment of said interest rate, calculated with basis on the outstanding balances, according to the terms of Clause 8.

PARAGRAPH ONE

The interest will be calculated daily according to the proportional system and callable on the 15th (fifteenth) day of the months of January, April, July and October of each year, in the period comprised between January 15, 2001 and January 15, 2002, and monthly from February 15, 2002, inclusive, with the amortization installments of the principal, and upon maturity or liquidation of the debts arising from this Agreement, the provisions of Clause 25 observed.

PARAGRAPH TWO

The interest rate mentioned in the heading of this Clause will be published by BNDES in the Official Gazette of the Union (Section 3) on the 25th (twenty fifth) day of the months of January, April, July and October of each year or in the first publication subsequent to that day, if the said official publication is not published on that date.

CLAUSE FIVE

INTEREST APPLICABLE TO SUBCREDITS "B1" TO "B16"

Interest at the rate of 3.85% (three point eight, five percent) per annum (as spread) above the Long-Term Interest Rate - TJLP, published by the Central Bank of Brazil, will be applied to the principals of the debts of the BENEFICIARIES, arising from Subcredits "B1" to "B16", in accordance with the following method:

I - WHEN THE TJLP IS HIGHER THAN 6% (SIX PERCENT) PER ANNUM:

a) The amount corresponding to the TJLP installment exceeding 6% (six percent) per annum will be capitalized on the 15th (fifteenth) day of each effective month of this Agreement and upon its expiry or liquidation of its debts, the provisions of Clause 25 observed, and calculated according to the application of the following term of capitalization on the outstanding debts of each Subcredit, taking into account all financial events that occurred in the period:

         TC= [(1 + TJLP)/1.06] - 1 (term of capitalization equal to, open bracket, ratio between TJLP with the added unit, and one percentage point and six centesimals of a point, close bracket, to the power corresponding to the ratio between "n" and three hundred and sixty , subtracting the unit from the result), where:

         TC- term of capitalization;

         TJLP - Long-Term Interest Rate, published by the Central Bank of Brazil; and

         n - number of days between the date of the financial event and the capitalization date , maturity or liquidation of the liability, considering as financial event each and every financial fact from which amendment of this Agreement's outstanding balances results or may result.

b) The percentage of 3.85% (three point eight, five percent) per annum above the TJLP (spread) mentioned in the heading of this Clause, accreted of the non-capitalized installment of the TJLP of 6% (six percent) per annum, will be applied to the outstanding balances of each Subcredit, on the due dates of the interest mentioned in Paragraph 2 or on the maturity date or liquidation of the debts arising from this Agreement, the provisions of section "a" observed and considering, for daily calculation of interest, the number of days elapsed between the date of each financial event and the aforementioned due dates.

II - WHEN THE TJLP IS EQUAL OR LOWER THAN 6% (SIX PERCENT) PER ANNUM:

The percentage of 3.85% (three point eight, five percent) per annum above the TJLP (spread) mentioned in the heading of this Clause, accreted of the TJLP itself, will be applied to the outstanding balances of each Subcredit, on the due dates of the interest mentioned in Paragraph 2 or on the maturity date or liquidation of the debts arising from this Agreement, the provisions of section "a" observed and considering, for daily calculation of the interest, the number of days elapsed between the date of each financial event and the aforementioned due dates.

PARAGRAPH ONE

The amount mentioned in item I, section "a", which will be capitalized, becoming incorporated in the principals of the debts, will be due according to item II of Clause 10.

PARAGRAPH TWO

The amount calculated according to item I, section "b" or to item II will be due quarterly, on the 15th (fifteenth) day of the months of January, April, July and October or each year, in the period comprised between January 15, 2001 and January 15, 2002, and monthly, from the February 15, 2002, inclusive, with the amortization installments of the principal, and upon maturity or liquidation of the debts arising from this Agreement, the provisions of Clause 25 observed.

PARAGRAPH THREE

In the event of utilization of resources originating from the Employee Profit Sharing/Public Service Employee Savings Program) Interest Fund, contemplated in Complementary Law No. 26, dated September 11, 1975, the outstanding payment commissions, according to the legislation relevant to said Fund will be considered as of now covered by the interest stipulated in this Clause.

CLAUSE SIX

INCOME TAX ON REMITTANCE OF CHARGES AND COMMISSIONS DUE TO EXTERNAL CREDITORS

With respect to Subcredits "A1" to "A16", in addition to the principal, interest and other agreed charges, the BENEFICIARIES undertake to pay BNDES, as refund of expense with Income Tax, a percentage on the interest contemplated in Clause 4, equivalent to the average weighted rate of Income Tax due on the charges remitted by BNDES to the creditors of external resources, not restricted to onlending in specific conditions, in the civil quarter prior to the month of readjustment of this percentage, to be calculated, published in the Official Gazette of the Union and refund of the interest contemplated in Clause 4 being required in the same periods.

SINGLE PARAGRAPH

The average weighted rate of Income Tax contemplated in the heading of the Clause will be published by BNDES in the Official Gazette of the Union (Section
3), on the 25th (twenty fifth) day of the months of January, April, July and October, or in the first publication subsequent to that day, if the said official publication is not published on that date.

CLAUSE SEVEN

CREDIT RESERVE COMMISSION

The BENEFICIARIES will pay BNDES a credit reserve commission of 0.1% (zero point one percent), collectable for a period of 30 (thirty) days, or fraction, and applicable to:

I - the balances not utilized of each installment of their respective credits, from the day immediately subsequent to its availability to the date of utilization, when its payment will be required; and

II - the balances of their respective credits, as of the day immediately subsequent to their availability to the date of cancellation, made by request of the relevant BENEFICIARY or by initiative of BNDES, which payment shall be due on the request date or the on the date of BNDES' decision, as applicable.

SINGLE PARAGRAPH

The commission contemplated in items I and II above will be applied in the event of the establishment of a scheme of resources' availability.

CLAUSE EIGHT

ADJUSTMENT OF THE AMOUNTS OF THE DEBTS OF SUBCREDITS "A1" TO "A16""

The outstanding balances of the BENEFICIARIES arising from Subcredits "A1" to "A16", including the principal, compensatory and arrears interest, refund of expenses with Income Tax, other expenses, commissions and other agreed charges, will be adjusted daily according to the weighted average of exchange rate adjustments, applicable to the resources captured by the BNDES, in foreign currency, without restriction to onlending in specific conditions, calculated by the BNDES, according to the following criteria:

I - daily survey of the position of their foreign currency liabilities, not restricted to onlending in specific conditions, to determine the weighting to be applied to exchange rate adjustments;

II- daily calculation of the weighted average of exchange rate adjustments, based on the position of the liabilities calculated according to item I, taking into account the closing quotations for sale of the foreign currencies, published by the Central Bank of Brazil, in the previous day.

PARAGRAPH 1

For purposes of item II, on the day when there is no official quotation, the quotation of the immediately previous day will be considered.

PARAGRAPH 2

The weighted average of the exchange rate adjustments mentioned in this Clause will be published by the BNDES in the Official Gazette of the Union (Section 3), on the 10th (tenth) and 25th (twenty-fifth) day of each month or in the first publication subsequent to those days, if said official publication is not published on those dates.

CLAUSE NINE

PROCESSING AND COLLECTION OF DEBTS

The collection of the principal and charges of Subcredits "A1" to "A16" and "B1" to "B16" will be made by means of prior Collection Notices issued by the BNDES instructing the BENEFICIARIES to liquidate those obligations on their due dates.

PARAGRAPH ONE

Considering that the debts arising from Subcredits "A1" to "A16" are subject to daily adjustment according to Clause 8, the Collection Notices contemplated in this Clause will be issued by the BNDES indicating a referential value in a BNDES Monetary unit - UMBND, whose quotation shall be obtained at the Financial Administration Department of the Financial and International Areas - DEFIN/AF of the BNDES, and the payment amounts due in currency will be calculated according to the respective quote of the day of the effective payments.

PARAGRAPH TWO

If the BENEFICIARIES do not receive the Collection Notices, they will not be exempt from the obligation to pay the principal's installments and the charges on the dates established in this Agreement.

PARAGRAPH THREE

The BNDES will place at the disposal of the BENEFICIARIES the information, data and calculations that serve as a basis for calculation of the amounts due.

CLAUSE TEN

AMORTIZATION

The principal of the debts arising from each credit of this Agreement must be paid to BNDES as follows:

I - SUBCREDITS "A1" TO "A16" :

In 72 (seventy-two) consecutive monthly installments, each of them for the principal amount of the debt of each Subcredit falling due, adjusted according to Clause 8, divided by the number of amortization installments not yet expired, the first installment falling due on February 15 (fifteen), 2002 and the last on January 15 (fifteen), 2008, the provisions of Clause 25 observed.

II- SUBCREDITS "B1" TO "B16":

In 72 (seventy-two) consecutive monthly installments, each for the principal amount due of the debt of each Subcredit, divided by the number of amortization installments not yet expired, the first installment falling due on February 15 (fifteen), 2002 and the last on January 15 (fifteen), 2008, the provisions of Clause 25 observed.

SINGLE PARAGRAPH

The BENEFICIARIES undertake to liquidate on January 15 (fifteen), 2008, the last amortization installment and all the obligations of this Agreement.

CLAUSE ELEVEN

GUARANTEE OF THE TRANSACTION

To ensure payment of any of their relevant obligations arising from this Agreement, such as the principal of the debt, interest, commissions, conventional penalty and fines to the BNDES, the BENEFICIARIES restrict their relevant revenues, arising from the collection of the provision of wireline telephony services, irrevocably as of this date until the final liquidation of all the obligations assumed herein, to be deposited exclusively at Banco do Brasil S.A.,.

PARAGRAPH ONE

The guarantee contemplated in the heading of this Clause is regulated by the Agreement of Collection, Deposit, with Intervention and Other Covenants, made on this date by the BNDES, the Bank Consortium constituted by Banco Itau S.A., Banco do Brasil S.A., Banco Bradesco S.A., Unibanco - Uniao de Bancos Brasileiros S.A., Banco Alfa de Investimento S.A., Banco Citibank S.A., Banco Safra S.A., Banco Votorantim S.A., Banco Sudameris S.A. and Banco Santander Brasil S.A., the BENEFICIARIES and the INTERVENING PARTY TELE NORTE LESTE PARTICIPACOES S.A., which, for all legal effects and purposes, becomes a full part of this instrument.

PARAGRAPH TWO

The guarantee contemplated in the heading of this Clause is provided by the BNDES and to the Bank Consortium contemplated in Paragraph 1 in the proportion of 30% (thirty percent) and 70% (seventy percent), respectively.

CLAUSE TWELVE

AUTHORIZATION FOR PAYMENT OF INDEMNIFICATION

The BENEFICIARIES hereby irrevocably authorize the National Telecommunications' Agency - ANATEL to pay the indemnities that are due to it to the BNDES, in the event of extinction of its respective concessions, as provided in the Concession Agreements signed by that Regulatory Agency and the BENEFICIARIES, for an amount sufficient to liquidate their respective debts, arising from this Agreement.

SINGLE PARAGRAPH

The payment authorization contemplated in the heading of this Clause is provided to the BNDES and to the Bank Consortium contemplated in Paragraph 1 of Clause 11 in the proportion of 30% (thirty percent) and 70% (seventy percent) respectively.

CLAUSE THIRTEEN

ANNUAL PERFORMANCE AWARD

As of the fiscal year of 2001, if the annual Consolidated Net Income of the INTERVENING PARTY TELE NORTE PARTICIPACOES S.A., according to e its financial statements, duly audited by external auditors, registered at the Securities and Exchange Commission - CVM, is equal to or higher than 1.1 times the forecast set forth in the Financial Economic Summary, as per attached document, the BENEFICIARIES will pay the BNDES as an Annual Performance Award an amount equivalent to 0.5% (zero point five percent) of the outstanding balances of their respective credits on December 31 of the year in which the net income exceeded the forecast.

SINGLE PARAGRAPH

The Performance Award contemplated in the heading of this Clause shall be paid to the BNDES in 08 (eight) consecutive monthly installments, the first expiring on May 15 (fifteen) of each year, with basis on the financial statements of the previous year, the provisions of Articles 41 and subsequent articles of the "PROVISIONS APPLICABLE TO BNDES'S AGREEMENTS" observed.

CLAUSE FOURTEEN

AMENDMENT OF THE SPREADS OF SUBCREDITS "A1" TO "A16" AND "B1" TO "B16"

As of the 73rd (seventy-third) month of effectiveness of this Agreement, the spreads contemplated in Clauses 4 and 5 shall be 5.85% (five point eight, five percent) above the variable rate and of the Long-Term Interest Rate - TJLP, in the actual Clauses 4 and 5 respectively.

SINGLE PARAGRAPH

Each of the BENEFICIARIES is authorized, on the 72nd (seventy-second) month of effectiveness of this Agreement to fully liquidate its debt.

CLAUSE FIFTEEN

AMENDMENT OF THE LEGAL CRITERIA FOR PAYMENT OF RESOURCES ORIGINATING FROM THE EMPLOYEE PROFIT SHARING/PUBLIC SERVICE EMPLOYEE SAVINGS PROGRAM FUND AND WORKERS' ASSISTANCE FUND

In the eventual substitution of the legal remuneration criteria of the resources onlent to the BNDES, originating from the Employee Profit Sharing/Public Service Employee Savings Program Fund and of the Workers' Assistance Fund - FAT, the remuneration provided in Clause 5 may, at the discretion of the BNDES, start to be effected by means of a new remuneration criteria of said resources, or of another, indicated by the BNDES, which, in addition to preserving the transaction's real value, remunerates it at the same previous levels. In this case, the BNDES will communicated the amendment in writing to the BENEFICIARIES.

CLAUSE SIXTEEN

SPECIAL OBLIGATIONS OF THE BENEFICIARIES

The BENEFICIARIES undertake to:

I - comply, where applicable, until final liquidation of the debts arising from this Agreement, with the "PROVISIONS APPLICABLE TO BNDES AGREEMENTS", approved by Resolution No. 665, dated December 10, 1987, partially amended by Resolution No. 775, dated December 16, 1991, by Resolution No. 863, dated March 11, 1996, by Resolution No. 878, dated September 04, 1996, by Resolution No. 894, dated March 06, 1997 and by Resolution No. 927, dated April 1, 1998, all by the Management of BNDES, published in the Official Gazette of the Union (Section I), dated December 29, 1987, December 27, 1991, April 08, 1996, September 24, 1996, March 19, 1997 and April 15, 1998, respectively, whose copy is hereby delivered, to the BENEFICIARIES, who, after becoming aware of the entire content of same, declare that they accept it as a full and inseparable part of this Agreement, for all legal effects and purposes.

II - use all of their credits within 12 (twelve) months, counting as of the date of execution of this Agreement, without loss of power to the BNDES, before or after the final period of this term, protected by the same guarantees constituted in this Agreement, extend said term, by means of an express authorization, by letter, regardless of other formality or record;

III - in the event of a reduction in the BENEFICIARIES' staff occurring during the validity of this Agreement, as a result of the projects covered by the Single Paragraph of Clause 1, offer a training program towards the job opportunities in the region and/or a program for job placement in other companies, after having submitted to the BNDES for appreciation, a document specifying and attesting to the conclusion of negotiations held with the competent representation(s) of the workers involved in the dismissal process;

IV- adopt, during the validity of this Agreement, measures and actions intended to avoid or correct damages to the environment, labor safety and medicine, which may come to be caused by projects covered by the Single Paragraph of Clause 1;

V- keep its obligations with the environmental bodies in order, during the validity of this Agreement;

VI - keep its obligations in connection with the National Telecommunications Agency - ANATEL up to date, during the validity of this Agreement;

VII - forward, with a copy to the BNDES correspondence to the Granting Authority, attaching a copy of this Agreement, requesting the inclusion of the amounts relative to their debts in connection with the BNDES in the proceedings related to eventual calculations of indemnification, as well as informing the BNDES of any fact that may affect compliance with any obligations arising from this transaction;

VIII- in the event of the indemnification contemplated in Clause 12 being undue or of insufficiency of resources arising from the mentioned indemnification, pay directly to the BNDES the financial obligations intended to fully liquidate their debts arising from this Agreement;

IX- not assign or restrict in favor of another creditor, without the prior consent of the BNDES and of the Financial Agents that integrate the Bank Consortium mentioned in Paragraph 1 of Clause 11, the revenues restricted according to the Agreement contemplated in the same Paragraph 1 of the Clause 11, the restriction made remaining valid and effective, however, in the scope of the Subloan Agreements (Financing Agreements via Onlending of Funds from the National Bank for Social and Economic Development (BNDES), made by Telecomunicacoes do Amazonas S.A., Telecomunicacoes do Para S.A., Telecomunicacoes de Sergipe S.A., Telecomunicacoes de Pernambuco S.A., Telecomunicacoes de Alagoas S.A., Telecomunicacoes do Espirito Santo S.A. and Telecomunicacoes do Rio de Janeiro S.A., as Beneficiaries and Banco Itau S.A., Unibanco - Uniao de Bancos Brasileiros S.A., Banco Alfa de Investimentos S.A., Banco Bozano Simonsen S.A., Banco Sudameris S.A. and Banco Safra S.A. , as financial agents;

X- issue securities, not convertible into shares, at any time and according to the criteria of the THE BNDES, during the validity of this Agreement, to be fully subscribed by the THE BNDES, by means of full or partial utilization of their outstanding balances, determined on the same date as this issue, maintaining the same terms, conditions, average interest rate and deadlines as those of this Agreement, and agree to the subsequent offering on the securities market of the securities thus issued, in a public assessment, undertaking to practice all the acts necessary to this offering;

XI - operate according to the national legislation regarding the contracting of foreign labor and consultancies;

XII - keep, in the projects contemplated in the Single Paragraph of Clause 1, the minimum nationalization rates required in the BNDES Telecommunications Investments Support Program (consolidated in the excerpt of the Minutes of the General Meeting of the BNDES Management No. 09/99, dated 04.06.99);

XIII - not establish, except by prior and express authorization of the BNDES and of the Financial Agents that integrate the Bank Consortium contemplated in Paragraph 1 of Clause 11, guarantees to other long-term creditors, without the same guarantee being provided to them;

XIV - present, within 180 days as of this date, a social investment plan, accompanied by an itemization of the amounts of the resources to be invested, as well as of the establishment of physical goals to be achieved.

CLAUSE SEVENTEEN

OBLIGATIONS OF THE INTERVENING PARTY TELE NORTE LESTE PARTICIPACOES S.A.

The INTERVENING PARTY TELE NORTE PARTICIPACOES S.A., identified in the preamble of this Agreement undertakes to:

I - transfer the resources necessary to the execution of the projects contemplated in the Single Paragraph of Clause 1;

II - take all the measures necessary to ensure compliance with the purpose of this Agreement;

III- perform all the acts necessary to ensure performance of the investment plan as presented to the BNDES;

IV- communicate immediately to the BNDES each and every fact which may adversely affect compliance with the purpose contemplated in the Single Paragraph of Clause 1, as well as the guarantees covenanted;

V- submit previously to the BNDES any corporate alteration which may come to occur at the INTERVENING PARTY itself, as well as at any of the BENEFICIARIES;

VI - exercise its direct or indirect controlling power over the BENEFICIARIES so as to maintain the regularity of the Concession Agreements signed with the National Telecommunications Agency - ANATEL.

VII - fulfill its duties and responsibilities in connection with the BENEFICIARIES according to Articles 115, 116 and 117 of Law No. 6.404, dated 12.15.1976.

VIII - maintain, during the validity of this Agreement and until its final maturity, at least 03 (three) of the 04 (four) following minimum capitalization indices, current liquidity, EBITDA margin and debt coverage, calculated every six months in a consolidated balance sheet of the INTERVENING PARTY and audited by external auditors registered at the Securities and Exchange Commission - CVM:

a) capitalization index (PL/AT): stockholder's equity divided by total assets, equal or higher than 0.35 (zero point thirty-five);

b) current liquidity index (AC/PC): current assets divided by current liabilities, greater or equal to 1.20 (one point twenty);

c) financial income index/EBITDA margin (EBITDA/ROL): operating income before interest, income tax, depreciation and amortization, divided by net earnings, higher or equal to 0.40 (zero point forty); and

d) debt coverage index (EBITDA/PC): operating income before interest, income tax, depreciation and amortization, divided by current liabilities, equal or higher than 1.20 (one point twenty);

Where:

PL = Stockholders' Equity;
AC= Current Assets;
PC= Current Liabilities;
EBITDA= Earnings before interest, tax, depreciation and amortization; ROL = Net Earnings; and
AT = Total Assets

CLAUSE EIGHTEEN

RECIPROCAL POWER OF ATTORNEY

The BENEFICIARIES and the INTERVENING PARTY hereby irrevocably constitute themselves mutually and reciprocally attorneys-in-fact until the final settlement of the debt assumed herein, with powers to receive summons, notifications and legal notices, and, further, with "ad judicia" powers for the venue court in general, which may be substituted to an attorney, everything related to any judicial or extra-judicial procedures promoted against them by the BNDES, as a result of this Agreement, being able to practice all the acts necessary to the good and faithful performance of this power of attorney.

CLAUSE NINETEEN

CONDITIONS OF UTILIZATION OF THE CREDITS

Use of the credits, further to compliance, where applicable, of the conditions contemplated in Articles 5 and 6 of the aforementioned "PROVISIONS APPLICABLE TO BNDES

AGREEMENTS", and of those established in the "FOLLOW UP RULES AND INSTRUCTIONS" contemplated in Article 2 of the same "PROVISIONS" is subject to compliance with the following conditions:

I - FOR USE OF THE FIRST INSTALLMENT OF THE CREDITS:

a) opening, by each of the BENEFICIARIES, of a current account at the BNDES;

b) competent registrations of the Financing Contract, which is the purpose of Attachment II of Decision No. Dir. 632/2000-THE BNDES, dated 11/28/2000;

c) competent registrations of the Deposit Account Agreement, contemplated in Paragraph 1 of Clause 11;

d) proof by the BENEFICIARIES of the Granting Authority's receipt of the correspondence mentioned in item VII of Clause 16.

e) proof by the BENEFICIARIES of the COLLECTING BANKS' receipt and placement of their "in agreement" on the instructions contemplated in subitem 4.3 of the Deposit Account Agreement, contemplated in Paragraph 1 of Clause 11;

II - FOR USE OF EACH INSTALLMENT OF THE CREDITS:

a) absence of any fact of an economic-financial nature which, at the discretion of the the BNDES, may jeopardize the performance of the undertakings now financed; so as to alter them or make their accomplishment impossible, according to the terms provided in the projects approved by the BNDES;

b) presentation by the BENEFICIARIES of a Social Security Contributions Clearance Certificate - CND, with purpose 4, issued by the National Institute of Social Security - INSS, via the INTERNET to be extracted by the BENEFICIARIES and checked by the BNDES at the address WWW.MPAS.GOV.BR;

c) presentation by BENEFICIARIES of a declaration, signed by its legal representatives, attesting that the company agrees with the Brazilian legislation relevant to the contracting of foreign labor and consultancies.

CLAUSE TWENTY

SURETY

THE INTERVENING PARTY TELE NORTE LESTE PARTICIPACOES S.A., identified in the preamble, accepts this Agreement as guarantor and main payer, expressly waiving the benefits of Articles 1.491, 1.499, 1.503 of the Civil Code and 261 and 262 of the Commercial Code, and becoming jointly responsible, until the final settlement of this Agreement, for the faithful and exact compliance with all the obligations assumed in this instrument by the BENEFICIARIES.

CLAUSE TWENTY-ONE

DEFAULT

In the event of default of the obligations assumed by the BENEFICIARIES and INTERVENING PARTY, the provisions of Articles 40 and 47 of the "PROVISIONS APPLICABLE TO BNDES AGREEMENTS", contemplated in item I of Clause 16 will be observed.

CLAUSE TWENTY-TWO

JUDGMENT FINE

In the case of judicial collection of the debts arising from this Agreement, the BENEFICIARIES will pay a fine of 10% (ten percent) on the principal and charges of the debt, in addition to extra-judicial and judicial costs and lawyers' fees, due as of the first decision of the competent authority in the collection claim.

CLAUSE TWENTY-THREE

EARLY LIQUIDATION OF DEBTS

In the event of early liquidation of the debts, the guarantees will be released, and the provisions of Paragraph 2 of Article 18 of the "PROVISIONS APPLICABLE TO BNDES AGREEMENTS", mentioned in Clause 16, item I, will apply to the other obligations.

CLAUSE TWENTY-FOUR

ACCELERATED MATURITY

The BNDES may declare this Agreement as having matured in advance, calling up the debts and stopping immediately any disbursement, if, in addition to the events contemplated in Articles 39 and 40 of the "PROVISIONS APPLICABLE TO BNDES AGREEMENTS", contemplated in item I of Clause 16, the following are evidenced by the BNDES:

a) inclusion, in a corporate agreement, by-law or Articles of Incorporation of the BENEFICIARIES, or of their controlling companies, of a device, according to which a special "quorum" is required for deliberation or approval of issues that limit or curtail the control of any of these companies by the relevant controllers, or, yet, the inclusion in such documents of a device that leads to:

         i) restrictions to the growth capacity of the BENEFICIARIES or to their technological development;

         ii)      restrictions of access by BENEFICIARIES to new markets; or

         iii) restrictions or prejudice to the capacity of payment of the financial obligations arising from this transaction; or

b) reduction in the staff of the BENEFICIARIES without compliance with the provisions of item III of Clause 16.

c) INTERVENING PARTY TELE NORTE LESTE PARTICIPACOES S.A. 's failure to comply with any of the obligations contemplated in Clause 17;

d) accelerated maturity of the Financing Agreement, object of Attachment II to Decision No. Dir. 632/2000-BNDES, dated 11/28/2000

e) BENEFICIARIES' failure to comply with any of the obligations assumed under the Agreement of Collection, Deposit, with Intervention and other Covenants, contemplated in Paragraph 1 of Clause 11.

SINGLE PARAGRAPH

In the event of investment of resources granted by this Agreement for a different purpose from that contemplated in Paragraph 1 of Clause 1 and without prejudice to the provisions of the heading of this clause, The BNDES will communicate this to the Federal Public Attorney's Office, for the purposes and effects of Law No. 7.492 of 06.16.86.

CLAUSE TWENTY-FIVE

MATURITY ON HOLIDAYS

Every maturity of amortization provisions of principal and charges occurring on Saturdays, Sundays or national holidays, including bank holidays, will be, for all effects and purposes of this Agreement, postponed to the first subsequent working day, and charges will be calculated to this date, and the period following the regular verification and calculation of the charges of this Agreement will also start as of this date.

TELECOMUNICACOES DO AMAZONAS S.A. presented the Negative Debit Certificate - CND No. 001602000-03001030, issued on December 12, 2000 by the National Institute of Social Security - INSS.

TELECOMUNICACOES DA BAHIA S.A. presented the Negative Debit Certificate - CND No. 154482000-04601002, issued on November 17, 2000 by the National Institute of Social Security - INSS.

TELECOMUNICACOES DO CEARA S.A. presented the Negative Debit Certificate CND No. 008872000-05001080, issued on December 13, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DE MINAS GERAIS S.A. presented the Negative Debit Certificate CND No. 038552000-11602015, issued on October 27, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DO PARA S.A. presented the Negative Debit Certificate CND No. 101152000-12601001, issued on October 25, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DO PIAUI S.A. presented the Negative Debit Certificate CND No. 001692000-16001100, issued on December 11, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DE SERGIPE S.A. presented the Negative Debit Certificate CND No. 000092000-22, issued on December 05, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DO MARANHAO S.A. presented the Negative Debit Certificate CND No. 001812000-09001130, issued on December 12, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DE PERNAMBUCO S.A. presented the Negative Debit Certificate CND No. 002662000-15001080, issued on December 12, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DE ALAGOAS S.A. presented the Negative Debit Certificate CND No. 003302000-02001030, issued on December 11, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DO AMAPA S.A. presented the Negative Debit Certificate CND No. 000202000-25001010, issued on November 20, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A. presented the Negative Debit Certificate CND No. 002782000-18001070, issued on December 12, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DO ESPIRITO SANTO S.A. presented the Negative Debit Certificate CND No. 005462000-07001130, issued on December 08, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DA PARAIBA S.A. presented the Negative Debit Certificate CND No. 032312000-13, issued on November 13, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DO RIO DE JANEIRO S.A. presented the Negative Debit Certificate CND No. 030072000-17603004, issued on November 07, 2000, by the National Institute of Social Security - INSS.

TELECOMUNICACOES DE RORAIMA S.A. presented the Negative Debit Certificate CND No. 003802000-27001010, issued on December 12, 2000, by the National Institute of Social Security - INSS.

TELE NORTE LESTE PARTICIPACOES S.A. presented the Negative Debit Certificate CND No. 004042000-17003020, issued on December 07, 2000, by the National Institute of Social Security - INSS.

         The sheets of this Instrument are initialed by Hugo Ribeiro Ferreira, a BNDES lawyer, as authorized by the legal representatives that sign it.

         IN WITNESS WHEREOF, they sign this instrument in 18 (eighteen counterparts) of equal tenor and for a single purpose, before the undersigned witnesses.

                               Rio de Janeiro, December 15, 2000

FOR THE BNDES:

(stamp - Francisco R. Gros) President
[signatures]
BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES
(stamp) Aluysio Asti - Director

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO AMAZONAS S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DA BAHIA S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO CEARA S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DE MINAS GERAIS S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO PARA S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO PIAUI S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DE SERGIPE S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO MARANHAO S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DE PERNAMBUCO S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DE ALAGOAS S.A.
(stamp) Manoel Horacio Francisco da Silva

(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO AMAPA S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO ESPIRITO SANTO S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DA PARAIBA S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DO RIO DE JANEIRO S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE BENEFICIARY:

[signatures]
TELECOMUNICACOES DE RORAIMA S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

FOR THE INTERVENING PARTY AND GUARANTOR:

[signatures]

TELE NORTE LESTE S.A.
(stamp) Manoel Horacio Francisco da Silva
(stamp) Jose Luiz Magalhaes Salazar - Taxpayer enrollment CPF No. 902.518.577-00

WITNESSES

[signature]
Ana Paula Fanan

[signature]
Leila de Souza Sanchez (semi-legible)

(stamp) Registry Service of Deeds and Documents
Cecivaldo G. Bentes Notary Public
Rua Guajajaras, 40 - Sala 203- Phone: 222-8863- Belo Horizonte
Presented today for registration, Filed, Microfilmed under No.
705167 and registered in book (illegible) under No. 102719.
Belo Horizonte, December 18, 2000.
[signature]

Attachment to the Financing Agreement by means of Extension of Credit No. 00.2.632.3.1

                           ECONOMIC-FINANCIAL SUMMARY

---------------------------------------------------------------------------------------------------------------------------------
  ECONOMIC-
  FINANCIAL
   SUMMARY                2000        2001        2002        2003        2004        2005        2006        2007         2008
---------------------------------------------------------------------------------------------------------------------------------
Gross Income            10,068.2    12,149.1    13,802.9    14,663.5    16,106.2    17,641.2    19,428.3    21,705.3     24,192.1
---------------------------------------------------------------------------------------------------------------------------------
Net Income               7,570.4     9,145.2    10,332.7    10,941.3    11,984.0    13,085.2    14,392.4    16,091.0     17,953.9
---------------------------------------------------------------------------------------------------------------------------------
Gross Earnings           5,328.4     6,341.5     6,961.5     7,432.9     8,143.9     8,911.0     9,917.0    11,309.1     12,839.3
---------------------------------------------------------------------------------------------------------------------------------
EBITDA                   3,958.9     4,970.7     5,354.1     5,582.7     6,135.5     6,722.8     7,531.4     8,373.5      9,975.4
---------------------------------------------------------------------------------------------------------------------------------
Depreciation &
Amortization             3,383.4     3,690.2     3,183.7     3,279.2     3,354.8     1,522.1     1,232.9     1,395.5      1,577.4
---------------------------------------------------------------------------------------------------------------------------------
EBIT                       613.1     1,318.0     2,208.0     2,341.1     2,818.3     5,238.3     6,299.7     6,978.0      8,398.0
---------------------------------------------------------------------------------------------------------------------------------
Financial
Expenses                   255.9       257.4       418.7       375.8       340.3       316.5       292.1       273.3        282.7
---------------------------------------------------------------------------------------------------------------------------------
Net Earnings               169.6       623.6     1,008.8     1,209.8     1,609.6     3,116.5     3,810.1     4,319.9      5,240.5
---------------------------------------------------------------------------------------------------------------------------------
Total Assets            20,105.9    22,275.0    22,904.7    23,462.5    24,664.5    27,526.0    31,171.5    35,651.5     41,430.4
---------------------------------------------------------------------------------------------------------------------------------
Cash and
Financial
Investments              2,373.9     3,068.1     5,439.9     7,903.5    10,629.7    12,953.1    15,682.2    19,050.0     23,654.1
---------------------------------------------------------------------------------------------------------------------------------
Long-Term
Liabilities              2,646.8     3,842.0     2,282.1     1,699.5     1,300.9       806.6       341.9       326.9        735.5
---------------------------------------------------------------------------------------------------------------------------------
Financial
Indebtedness             2,210.6     3,341.2     2,699.8     2,039.0     1,466.4       893.3       333.0        (0.0)        (0.0)
---------------------------------------------------------------------------------------------------------------------------------
Stockholder's
Equity                  14,510.3    14,968.4    15,799.2    16,830.9    18,265.5    21,339.8    25,146.7    29,464.4     34,702.3
---------------------------------------------------------------------------------------------------------------------------------
Debt Service
(Financial
Expenses +
Amortizations)              35.2        19.7       972.0       910.1       763.2       712.0       647.6       368.3
---------------------------------------------------------------------------------------------------------------------------------
Investments in
property, plant
and equipment            2,824.2     4,424.3       907.3     1,099.9     1,367.5     1,570.7     1,576.7     1,774.3      1,951.4
---------------------------------------------------------------------------------------------------------------------------------
Free Cashflow              939.0       111.0     3,708.9     3,699.6     3,822.6     3,383.9     3,813.2     4,226.7      5,168.7
---------------------------------------------------------------------------------------------------------------------------------

                            DEPOSIT ACCOUNT AGREEMENT
              (COLLECTION, DEPOSIT, MEDIATION AND OTHER COVENANTS)

PARTIES:

     A. BENEFICIARIES:

1. TELECOMUNICACOES DO AMAZONAS S.A., with head office at Av. Getulio Vargas no. 950, in the city of Manaus, State of Amazonas, with General Taxpayer Enrollment
(CNPJ) no. 04.559.084/0001-59, herein represented by its undersigned legally qualified representatives;

2. TELECOMUNICACOES DA BAHIA S.A., with head office at Rua Silveira Martins no. 355, in the city of Salvador, State of Bahia, with General Taxpayer Enrollment no. 15.137.276/0001-93, herein represented by its undersigned legally qualified representatives;

3. TELECOMUNICACOES DO CEARA S.A., with head office at Av. Borges de Melo no. 1677, in the city of Fortaleza, State of Ceara, with General Taxpayer Enrollment no. 07.072.812/0001-91, herein represented by its undersigned legally qualified representatives;

4. TELECOMUNICACOES DE MINAS GERAIS S.A., with head office at Av. Afonso Pena no. 4001, in the city of Belo Horizonte, State of Minas Gerais, with General Taxpayer Enrollment no. 17.184.201/0001-99, herein represented by its undersigned legally qualified representatives;

5. TELECOMUNICACOES DO PARA S.A., with head office at Travessa Dr. Moraes no. 21, in the city of Belem, State of Para, with General Taxpayer no. 04.815.411/0001-96, herein represented by its undersigned legally qualified representatives;

6. TELECOMUNICACOES DO PIAUI S.A., with head office at Av. Antonino Freire no. 1473, in the city of Teresina, State of Piaui, with General Taxpayer Enrollment no. 06.847.875/0001-00, herein represented by its undersigned legally qualified representatives;

7. TELECOMUNICACOES DE SERGIPE S.A., with head office at Rua Dr. Gutemberg Chagas no. 169, in the city of Aracaju, State of Sergipe, with General Taxpayer Enrollment no. 13.079.322/0001-10, herein represented by its undersigned legally qualified representatives;

8. TELECOMUNICACOES DO MARANHAO S.A., with head office at Av. Alexandre de Moura no. 86 - 2nd floor, in the city of Sao Luis, State of Maranhao, with General Taxpayer Enrollment no. 06.274.633/0001-74, herein represented by its undersigned legally qualified representatives;

9. TELECOMUNICACOES DE PERNAMBUCO S.A., with head office at Av. Afonso Olindense no. 1513, in the city of Recife, State of Pernambuco, with General Taxpayer Enrollment no. 10.819.803/0001-26, herein represented by its undersigned legally qualified representatives;

10. TELECOMUNICACOES DE ALAGOAS S.A., with head office at Rua Antenor Gomes de Oliveira no. 144, in the city of Maceio, State of Alagoas, with General Taxpayer Enrollment no. 12.286.423/0001-07, herein represented by its undersigned legally qualified representatives;

11. TELECOMUNICACOES DO AMAPA S.A., with head office at Av. Duque de Caxias no. 106, in the city of Macapa, State of Amapa, with General Taxpayer Enrollment no. 05.965.421/0001-70, herein represented by its undersigned legally qualified representatives;

12. TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A., with head Office at Av. Prudente de Morais no. 757, in the city of Natal, State of Rio Grande do Norte, with General Taxpayer Enrollment no. 08.408.254/0001-55, herein represented by its undersigned legally qualified representatives;

13. TELECOMUNICACOES DO ESPIRITO SANTO S.A., with head office at Rua Viterio Nunes da Motta no. 220, in the city of Vitoria, State of Espirito Santo, with General Taxpayer Enrollment no. 28.140.226/0001-07, herein represented by its undersigned legally qualified representatives;

14. TELECOMUNICACOES DA PARAIBA S.A., with head office at Rua Diogenes Chianca no. 1777, in the city of Joao Pessoa, State of Paraiba, with General Taxpayer Enrollment no. 08.827.313/0001-20, herein represented by its undersigned legally qualified representatives;

15. TELECOMUNICACOES DO RIO DE JANEIRO S.A., with head office at Av. Presidente Vargas no. 2560, in the city of Rio de Janeiro, State of Rio de Janeiro, with General Taxpayer Enrollment no. 33.000.118/0001-79, herein represented by its undersigned legally qualified representatives;

16. TELECOMUNICACOES DE RORAIMA S.A., with head office at Av. Cap. Ene Garcez no. 256, in the city of Boavista, State of Roraima, with General Taxpayer Enrollment no. 05.934.567/0001-59, herein represented by its undersigned legally qualified representatives;

     B. DEPOSITARY:

BANCO DO BRASIL S.A., financial institution with head office in the city of Brasilia, Federal District, through its branch in the city of Rio de Janeiro, located at Rua Lelio Gama no. 105 - 4th floor, with General Taxpayer Enrollment no. 00.000.000/4369-92, herein represented by its undersigned legally qualified representatives;

     C. CREDITORS:

1. BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES (National Bank for Economic and Social Development), state-owned company, with head office in the city of Brasilia/DF, and service in the city of Rio de Janeiro/RJ, at Av. Republica do Chile no. 100, with General Taxpayer Enrollment no. 33.657.248/0001-89, herein represented by its undersigned legally qualified representatives.

2. BANCO ITAU S.A., financial institution, with head office at Rua Boa Vista 176, Centro, Sao Paulo/SP, with General Taxpayer Enrollment no.
60.701.190/0001-04, herein represented by its undersigned legally qualified representatives;

3. BANCO DO BRASIL S.A., financial institution, with head office in the city of Brasilia, Federal District, through its branch in the city of Rio de Janeiro, located at Rua Lelio Gama no. 105 - 4th floor, with General Taxpayer Enrollment no. 00.000.000/4369-92, herein represented by its undersigned legally qualified representatives;

4. BANCO BRADESCO S.A., financial institution, with head office in the city of Osasco, State of Sao Paulo, at Cidade de Deus, with General Taxpayer Enrollment no. 60.746.948/0001-12, herein represented by its undersigned legally qualified representatives;

5. UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A., financial institution, with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Eusebio Matoso 891, with General Taxpayer Enrollment no. 33.700.394/0001-40;

6. BANCO ALFA DE INVESTIMENTO S.A., financial institution, with head office in the city of Sao Paulo, State of Sao Paulo, at Alameda Santos no. 466 - 4th floor, with General Taxpayer Enrollment no. 60.770.336/0001-65;

7. BANCO CITIBANK S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Paulista 1111 - 11th floor, with General Taxpayer Enrollment no. 33.479.023/0001-80;

8. BANCO SAFRA S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Paulista 2100, with General Taxpayer Enrollment no. 58.160.789/0001-28;

9. BANCO VOTORANTIM S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Av. Roque Petroni Jr. 999, with General Taxpayer Enrollment no. 59.588.111/0001-03;

10. BANCO SUDAMERIS BRASIL S.A., with head office in the city of Sao Paulo, State of Sao Paulo, at Avenida Paulista no. 1000, with General Taxpayer Enrollment no. 60.942.638/0001-73; and

11. BANCO SANTANDER BRASIL S.A., financial institution with head office in the city of Sao Paulo, State of Sao Paulo, at Rua Amador Bueno 474, with General Taxpayer Enrollment no. 61.472.676/0001-72;

When referred to jointly, the financial institutions mentioned above from item 2 through 11 shall be referred to as FINANCIAL AGENTS.

     D. INTERVENING GUARANTOR:

TELE NORTE LESTE PARTICIPACOES S.A., with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller no. 116 - 22nd floor, with General Taxpayer Enrollment no. 02.558.134/0001-58; herein represented by its undersigned legally qualified representatives.

The aforementioned parties resolve to enter into the present DEPOSIT ACCOUNT AGREEMENT, hereinafter simply referred to as the AGREEMENT, which heretofore becomes an inseparable part of LOANS 1 and 2, both mentioned in Clause 1 below, and governed by the following provisions:

    1.   PRELIMINARY CONDITIONS:

    1.1 On December 15 of 2000, the FINANCIAL AGENTS joined in a consortium - having BANCO ITAU S.A. and BANCO DO BRASIL S.A. appointed as LEADERS and representatives - hereinafter referred to as the CONSORTIUM, for the purpose of granting to the BENEFICIARIES, through the onlending of funds from the Banco Nacional de Desenvolvimento Economico e Social - BNDES (National Bank for Economic and Social Development), a loan for the expansion of the BENEFICIARIES' respective Telecommunications Plants (Voice, Data, and Video) and operational improvements for the purpose of fulfilling the General Universalization Target Plan (PGMQ), established by the National Telecommunications Agency - ANATEL, with investments during the period between October 1998 and December 2001, by means of a Subloan Agreement (Loan Agreement via Onlending of BNDES Funds - BNDES FINEM TJLP/CM no. 060/2000-IC), for a total amount of R$1,890,000,000.00 (one billion eight hundred and ninety million Reals), hereinafter referred to as LOAN 1.

    1.2 On December 15 of 2000, by means of a direct operation with the same purpose, BNDES and BENEFICIARIES entered into a Credit Agreement no. 00.2.632.3.1, for a total amount of R$810,000,000.00 (eight hundred million Reals), hereinafter referred to as LOAN 2.

    1.3 To ensure the fulfillment of the obligations assumed toward the FINANCIAL AGENTS and BNDES in LOANS 1 and 2, the BENEFICIARIES have agreed to bind the revenue originating from the provision of fixed telephony services to their users in the manner established herein.

    2.   DEFINITIONS:

    2.1 For the purpose of this AGREEMENT, the terms below shall have the following meanings:

USERS: consumers of services provided by BENEFICIARIES.

COLLECTING BANKS: financial institutions contracted by the BENEFICIARIES for receiving the INVOICES listed in Attachment I. The BENEFICIARIES, upon the prior authorization of the FINANCIAL AGENTS and BNDES, may replace the COLLECTING BANKS listed in Attachment I. Said replacement must be formalized by means of an Amendment to this AGREEMENT.

RESTRICTED REVENUE: all amounts originating from the receipt of payment of INVOICES made by USERS, in virtue of the provision of fixed telephony services by the BENEFICIARIES.

INVOICES: Invoices for Telecommunications Services issued by the BENEFICIARIES to their users, in connection with the provision of fixed telephony services.

DEPOSIT ACCOUNTS: accounts in the BENEFICIARIES' names, associated with LOANS 1 and 2, opened at the DEPOSITARY's Lelio Gama Branch (Branch 1755-8), as per table below. Said accounts do not allow check transactions and centralize the RESTRICTED REVENUE.

----------------------------------------------------------------------------
                BENEFICIARIES                             RESTRICTED ACCOUNT
----------------------------------------------------------------------------
TELECOMUNICACOES DO AMAZONAS S.A.                               8124-x
----------------------------------------------------------------------------
TELECOMUNICACOES DA BAHIA S.A.                                 152759-2
----------------------------------------------------------------------------
TELECOMUNICACOES DO CEARA S.A.                                  4387-7
----------------------------------------------------------------------------
TELECOMUNICACOES DE MINAS GERAIS S.A.                           9173-1
----------------------------------------------------------------------------
TELECOMUNICACOES DO PARA S.A.                                   1235-1
----------------------------------------------------------------------------
TELECOMUNICACOES DO PIAUI S.A.                                  6515-3
----------------------------------------------------------------------------
TELECOMUNICACOES DE SERGIPE S.A.                               77011-6
----------------------------------------------------------------------------
TELECOMUNICACOES DO MARANHAO S.A.                               2046-x
----------------------------------------------------------------------------
TELECOMUNICACOES DE PERNAMBUCO S.A.                             2215-2
----------------------------------------------------------------------------
TELECOMUNICACOES DE ALAGOAS S.A.                               26666-3
----------------------------------------------------------------------------
TELECOMUNICACOES DO AMAPA S.A.                                  3005-8
----------------------------------------------------------------------------
TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.                    2078-8
----------------------------------------------------------------------------
TELECOMUNICACOES DO ESPIRITO SANTO S.A.                         1376-5
----------------------------------------------------------------------------
TELECOMUNICACOES DA PARAIBA S.A.                               91114-3
----------------------------------------------------------------------------
TELECOMUNICACOES DO RIO DE JANEIRO S.A.                         4782-1
----------------------------------------------------------------------------
TELECOMUNICACOES DE RORAIMA S.A.                               30288-0
----------------------------------------------------------------------------

MOVEMENT ACCOUNTS: free movement checking accounts in the BENEFICIARIES' names, opened at the DEPOSITARY's Lelio Gama Branch (Branch # 1755-8), as per the table below:

----------------------------------------------------------------------------
                BENEFICIARIES                             MOVEMENT ACCOUNT
----------------------------------------------------------------------------
TELECOMUNICACOES DO AMAZONAS S.A.                              8124-8
----------------------------------------------------------------------------
TELECOMUNICACOES DA BAHIA S.A.                                152764-9
----------------------------------------------------------------------------
TELECOMUNICACOES DO CEARA S.A.                                 4392-3
----------------------------------------------------------------------------
TELECOMUNICACOES DE MINAS GERAIS S.A.                          9174-X
----------------------------------------------------------------------------
TELECOMUNICACOES DO PARA S.A.                                  1236-X
----------------------------------------------------------------------------
TELECOMUNICACOES DO PIAUI S.A.                                 6516-1
----------------------------------------------------------------------------
TELECOMUNICACOES DE SERGIPE S.A.                              77016-7
----------------------------------------------------------------------------
TELECOMUNICACOES DO MARANHAO S.A.                              2047-8
----------------------------------------------------------------------------
TELECOMUNICACOES DE PERNAMBUCO S.A.                            2220-9
----------------------------------------------------------------------------
TELECOMUNICACOES DE ALAGOAS S.A.                              26671-X
----------------------------------------------------------------------------
TELECOMUNICACOES DO AMAPA S.A.                                 3006-6
----------------------------------------------------------------------------
TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.                   2079-6
----------------------------------------------------------------------------
TELECOMUNICACOES DO ESPIRITO SANTO S.A.                        1377-3
----------------------------------------------------------------------------
TELECOMUNICACOES DA PARAIBA S.A.                              91115-1
----------------------------------------------------------------------------
TELECOMUNICACOES DO RIO DE JANEIRO S.A.                        4783-X
----------------------------------------------------------------------------
TELECOMUNICACOES DE RORAIMA S.A.                              30289-0
----------------------------------------------------------------------------

BANKING DOMICILE: financial institution where the BENEFICIARIES shall maintain the DEPOSIT ACCOUNTS and the MOVEMENT ACCOUNTS until the final liquidation of the obligations assumed in LOANS 1 and 2.

     3. PURPOSE:

3.1. The purpose of the AGREEMENT is to bind and engage, to the benefit of the FINANCIAL AGENTS and BNDES, the RESTRICTED REVENUE of the BENEFICIARIES, as security for the fulfillment of their respective obligations assumed in LOANS 1 and 2, through the FINANCIAL AGENTS and BNDES' determination to retain the BENEFICIARIES' respective RESTRICTED REVENUES, under the following circumstances: a) in case of default by any of the BENEFICIARIES' obligations pursuant to LOANS 1 and 2; b) when the Net Operating Income of the INTERVENING GUARANTOR is less than 70% (seventy percent) of the agreed to projected cash flow amount, attached to LOANS 1 and 2. The AGREEMENT also has the purpose of regulating the terms and conditions according to which the DEPOSITARY shall act as the Agent Bank, responsible for the management and centralization of the BENEFICIARIES' RESTRICTED REVENUES.

3.2. The sum resulting from the receipt of the INVOICES paid by the USERS, collected by the DEPOSITARY and the COLLECTING BANKS listed in Attachment I, must be transferred daily to the DEPOSIT ACCOUNTS and from there to the MOVEMENT ACCOUNTS, simultaneously, except under the circumstances established in letters `a' and `b' of the preceding subitem, when the procedures for withholding the RESTRICTED REVENUES in the DEPOSIT ACCOUNTS shall be adopted under the terms established in subitems 4.6 and 4.8 below.

     4. BENEFICIARIES' OBLIGATIONS:

4.1. To collect, for the duration of this AGREEMENT, on the INVOICES pursuant to the provision of fixed telephony services offered by the BENEFICIARIES and their USERS, at the DEPOSITARY'S and the COLLECTING BANKS' branches listed in Attachment I.

4.2. The BENEFICIARIES hereby bind the RESTRICTED REVENUE resulting from the receipt of payment of INVOICES, to the benefit of the FINANCIAL AGENTS and BNDES.

4.2.1. It is established that all guarantees granted herein by the BENEFICIARIES to the FINANCIAL AGENTS and BNDES are bound in equal conditions to them, regardless of the sequence of reference of FINANCIAL AGENTS and BNDES, each having no privilege over the other during the term of this AGREEMENT, whatever circumstances, conditions and pretexts there may be, concerning the rights pursuant to the security established herein, observing the proportion set forth in subitem 7.8.

4.2.2. The BENEFICIARIES hereby declare that the average monthly revenue in the last 12 (twelve) months was as follows:

----------------------------------------------------------------------------
                                                             AVERAGE REVENUE
                BENEFICIARIES                                    (R$)
----------------------------------------------------------------------------
TELECOMUNICACOES DO AMAZONAS S.A.                             11,143,206.00
----------------------------------------------------------------------------
TELECOMUNICACOES DA BAHIA S.A.                                55,806,659.00
----------------------------------------------------------------------------
TELECOMUNICACOES DO CEARA S.A.                                17,290,942.00
----------------------------------------------------------------------------
TELECOMUNICACOES DE MINAS GERAIS S.A.                        151,823,293.00
----------------------------------------------------------------------------
TELECOMUNICACOES DO PARA S.A.                                 22,046,764.00
----------------------------------------------------------------------------
TELECOMUNICACOES DO PIAUI S.A.                                 6,815,602.00
----------------------------------------------------------------------------
TELECOMUNICACOES DE SERGIPE S.A.                              10,458,099.00
----------------------------------------------------------------------------
TELECOMUNICACOES DO MARANHAO S.A.                             11,429,931.00
----------------------------------------------------------------------------
TELECOMUNICACOES DE PERNAMBUCO S.A.                           42,668,304.00
----------------------------------------------------------------------------
TELECOMUNICACOES DE ALAGOAS S.A.                               8,898,455.00
----------------------------------------------------------------------------
TELECOMUNICACOES DO AMAPA S.A.                                 2,292,316.00
----------------------------------------------------------------------------
TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.                  13,326,489.00
----------------------------------------------------------------------------
TELECOMUNICACOES DO ESPIRITO SANTO S.A.                      30,514,976,.00
----------------------------------------------------------------------------
TELECOMUNICACOES DA PARAIBA S.A.                               8,484,228.00
----------------------------------------------------------------------------
TELECOMUNICACOES DO RIO DE JANEIRO S.A.                      179,504,306.00
----------------------------------------------------------------------------
TELECOMUNICACOES DE RORAIMA S.A.                               1,901,287.00
----------------------------------------------------------------------------

4.2.3. The BENEFICIARIES hereby pledge to immediately notify the DEPOSITARY, LEADERS and BNDES about any modification taking place in the level of revenue collected that may reduce the average declared in the preceding subitem, and when the Net Operating Income of the INTERVENING GUARANTOR falls below 70% (seventy percent) of the agreed to projected Cash Flow, attached to LOANS 1 and 2, until said item is restored to an equal or greater amount relative to the projected amount.

4.3 The sum originating from the receipt of payment of INVOICES at the COLLECTING BANKS must be transferred by the latter, by means of a Credit Order Document (DOC), to the

DEPOSIT ACCOUNTS. The COLLECTING BANKS shall be instructed to do so by the BENEFICIARIES, pursuant to Attachment II, on the date of execution of LOANS 1 and 2.

4.3.1. The instructions referred to in the caption of this clause, duly signed by the COLLECTING BANKS' legal representatives, must be submitted to the LEADERS and BNDES within 5 (five) business days, to be counted as of the date of execution of LOANS 1 and 2, under penalty of having accelerated maturity declared.

4.3.2. In the event that the COLLECTING BANKS do not carry out the transfer of funds in the manner established herein, the FINANCIAL AGENTS and BNDES may require a guarantee reinforcement, which must be complied with within 5 (five) business days, entitling the FINANCIAL AGENTS and BNDES to accept the new security, under penalty of accelerated maturity of LOANS 1 and 2, and consequent suspension of eventual releases not yet effected.

4.4. To maintain with the DEPOSITARY, during the entire term of LOANS 1 and 2, the DEPOSIT ACCOUNTS, in which the sum of payments of invoices collected by the DEPOSITARY and COLLECTING BANKS listed in Attachment I shall be credited, with the following characteristics and functions:

4.4.1. All funds originating from the payment of INVOICES made by USERS in connection with the provision of fixed telephony services, collected into the DEPOSIT ACCOUNTS by the DEPOSITARY and by the COLLECTING BANKS listed in Attachment I must be credited by the 3rd business day following their respective date of receipt.

4.4.2. Said funds must be immediately transferred to the BENEFICIARIES' MOVEMENT ACCOUNTS, maintained with the DEPOSITARY, except when the LEADERS or BNDES order them to be blocked, in virtue of: a) default of any of the BENEFICIARIES' obligations pursuant to LOANS 1 and 2 (letter `a' of subitem 3.1); or b) the Net Operating Income of the INTERVENING GUARANTOR is below 70% (seventy percent) of the agreed to projected Cash Flow amount, attached to LOANS 1 and 2.

4.4.3. In the event of a default by the BENEFICIARIES or a determination that the funds be blocked, the RESTRICTED REVENUE already deposited into the DEPOSIT ACCOUNTS, as well the revenue deposited as of the date of default or blocking determination, shall be immediately held in the DEPOSIT ACCOUNTS, until order to the contrary by LEADERS and BNDES.

4.4.4. Only the DEPOSITARY may effect transactions in the DEPOSIT ACCOUNTS, by means of a transfer mechanism via payment orders and/or DOC. Check issuance or any type of movement against said accounts is not allowed.

4.5. The BENEFICIARIES shall not assign, dispose of, transfer, sell, burden, offer as collateral, pledge or encumber and/or in any way negotiate the RESTRICTED

         REVENUE without the prior express consent of the FINANCIAL AGENTS and BNDES, under penalty of violating LOANS 1 and 2, and shall maintain in effect the present AGREEMENT and/or any contractual instruments entered into with the DEPOSITARY and COLLECTING BANKS, until final liquidation of LOANS 1 and 2, pledging also not to modify their BANKING DOMICILE without the prior consent of the FINANCIAL AGENTS and BNDES.

4.5.1. The binding established in the context of the Subloan Agreements listed below - entered into by the BENEFICIARIES listed below as Beneficiaries and by Banco Itau S.A., Unibanco-Uniao de Bancos Brasileiros S.A., Banco Alfa de Investimentos S.A., Banco Santander S.A. (current name of Banco Bozano, Simonsen S.A.), Banco Sudameris S.A. and Banco Safra S.A. as Financial Agents, for the purpose of advancing funds in support of the Beneficiaries' "Project of Investments," whose aim is to refurbish the system and meet the targets established by the National Telecommunications Agency (ANATEL), through the expansion and improvement of the network's quality in their service areas - shall remain valid and effective.

-------------------------------------------------------------------------
   Credit Agreement #                          Beneficiary
-------------------------------------------------------------------------
Bridge Loan # 042/99 - IC        TELECOMUNICACOES DE ALAGOAS S.A.
-------------------------------------------------------------------------
Bridge Loan # 043/99 - IC        TELECOMUNICACOES DE PERNAMBUCO S.A.
-------------------------------------------------------------------------
Bridge Loan # 044/99 - IC        TELECOMUNICACOES DE SERGIPE S.A.
-------------------------------------------------------------------------
Bridge Loan # 045/99 - IC        TELECOMUNICACOES DE AMAZONAS S.A.
-------------------------------------------------------------------------
Bridge Loan # 046/99 - IC        TELECOMUNICACOES DE ESPIRITO SANTO S.A.
-------------------------------------------------------------------------
Bridge Loan # 047/99 - IC        TELECOMUNICACOES DE PARA S.A.
-------------------------------------------------------------------------
Bridge Loan # 048/99 - IC        TELECOMUNICACOES DE RIO DE JANEIRO S.A.
-------------------------------------------------------------------------

4.6. In the event of non-compliance with the obligations contemplated in subitems 4.1., 4.2., 4.3., 4.4, or 4.5. and their paragraphs, the BENEFICIARIES shall take the applicable measures for restoring the conditions contemplated therein, within 5 (five) business days, to be counted as of the notification by LEADERS and BNDES, under the penalty of having declared the accelerated maturity of LOANS 1 and 2 and consequent suspension of releases not yet effected.

4.7. The BENEFICIARIES grant, irreversibly and irrevocably, special power of attorney to the DEPOSITARY, LEADERS and BNDES, for the purpose contemplated in subitem 4.4 and related paragraphs, and pursuant to items I and II or art. 1,317 of the Brazilian Civil Code. Said power of attorney shall survive the duration of the AGREEMENT, and LEADERS and BNDES may block and retain, as of the date of default, until the regularization of the obligations assumed by the BENEFICIARIES in LOANS 1 and 2, the funds deposited in the DEPOSIT ACCOUNTS, including those received on the blocking date and those deposited after such date, which shall be used for total or partial liquidation of LOANS 1 and 2.

4.8. The BENEFICIARIES, under the same terms of the power of attorney granted in subitem 4.7 above, authorize the DEPOSITARY, LEADERS and BNDES to block and withhold in the DEPOSIT ACCOUNTS, after formal notification by BNDES and/or

         FINANCIAL AGENTS, a portion of the RESTRICTED REVENUE equal to 140% (hundred and forty percent) of the amount of the next installment due in the period, if the INTERVENING GUARANTOR'S Net Operating Income is below 70% (seventy percent) of the agreed to projected Cash Flow amount, attached to LOANS 1 and 2, as established in letter `b' of subitem 3.1 above, which shall be withheld until the Net Operation Income is restored to an equal or greater amount than the one projected.

4.8.1. During the withholding contemplated in subitem 4.8, and as long as the BENEFICIARIES are current with their financial obligations, securities shall be acquired and/or financial investments shall be made in name of the BENEFICIARIES, upon mutual consent of the parties, in writing. The securities obtained in this manner and/or the financial applications made shall constitute the Security, to the benefit of the FINANCIAL AGENTS and BNDES, proportionately to their credits and to the same degree. The product of the redemption of the assets acquired pursuant to the present paragraph shall be reinvested in other securities and/or investments, which shall also become part of the Security or shall be used as payment of the BENEFICIARIES' financial obligations, in case of default.

5.       DEPOSITARY'S OBLIGATIONS:

5.1. The DEPOSITARY accepts the incumbencies contemplated in subitems 4.7 and 4.8, pledging to endeavor to faithfully perform the powers granted therein.

5.2. To transfer to the DEPOSIT ACCOUNTS all resources originating from the payment of the INVOICES made by USERS in connection with the provision of fixed telephony services, collected by the DEPOSITARY, overseeing the transfer of funds carried out by the COLLECTING BANKS.

5.3. To block, on the date of receiving regular mail or fax sent by the LEADERS and/or BNDES, the RESTRICTED REVENUE and any funds eventually deposited in the DEPOSIT ACCOUNTS until receiving order to the contrary from LEADERS and/or BNDES, adopting the following procedures:

5.3.1. To immediately transfer to the FINANCIAL AGENTS and BNDES - via DOCs of any type or nature, Payment Orders or nominal checks or deposit - the RESTRICTED REVENUE, in the amount necessary to the payment of the overdue obligations to date, in case of default by BENEFICIARIES.

5.3.2. To retain, in the DEPOSIT ACCOUNTS, a portion of the RESTRICTED REVENUE equal to 140% (one hundred forty percent) of the amounts of the next installments due in the period, in case the INTERVENING GUARANTOR'S Net Operating Income is below 70% (seventy percent) of the agreed to projected Cash Flow amount, pursuant to the powers conferred to the DEPOSITARY in subitem 4.8 above, retaining said portion until the INTERVENING GUARANTOR's Net Operating Income is restored to a amount equal to or greater than the projected amount.

5.4. Except for the obligations herein assumed, the DEPOSITARY is hereby exempt from any responsibilities regarding the fulfillment of the obligations assumed by the BENEFICIARIES, excluding those associated with its role as manager of the funds deposited in the DEPOSIT ACCOUNTS, in the manner expressly agreed to herein.

5.5. The DEPOSITARY is hereby expressly authorized by the BENEFICIARIES to grant access to the LEADERS and BNDES to all records and transactions (credit/debit) concerning the DEPOSIT ACCOUNTS. The DEPOSITARY shall immediately inform the LEADERS and BNDES of any relevant and permanent modification in the transaction levels of the DEPOSIT ACCOUNTS, especially when the monthly volume of deposits falls below the minimum amount established in subitem 4.2., until the final liquidation of the obligations assumed by the BENEFICIARIES under LOANS 1 and 2.

6.       OBLIGATIONS OF BNDES AND LEADERS:

6.1. The LEADERS and BNDES accept the incumbencies contemplated in subitems no. 4.7 and 4.8, pledging to endeavor to faithfully perform the powers granted therein.

6.2. They shall notify the DEPOSITARY, in writing, by means of regular mail or fax, for the purpose of determining the blocking of the DEPOSIT ACCOUNTS, and they shall request the withholding and transfer of the existing funds in said accounts, indicating on the notification the amount in Reals and the date when funds shall be transferred to the banking accounts (to be informed) of BNDES and FINANCIAL AGENTS - with regard to the FINANCIAL AGENTS, proportionately to the credit of each, as established in the CONSORTIUM.

7.       GENERAL PROVISIONS:

7.1. The AGREEMENT shall be valid as of its execution until the final liquidation of all obligations assumed by the BENEFICIARIES pursuant to LOANS 1 and 2.

7.2. The BENEFICIARIES' and DEPOSITARY'S legal representatives undersigning this AGREEMENT declare that they are true custodians, at no charge, of all the documents, books, files, including electronic files and/or listings relative to the RESTRICTED REVENUE, assuming full responsibility for the safekeeping of said documents, pledging to, under the penalty of the law and of violating LOANS 1 and 2, submit to LEADERS and BNDES, whenever requested, copies of said documents within 5 (five) business days, upon simple request in this respect.

7.3. Save for the priorities provided for in the law, the FINANCIAL AGENTS and BNDES have priority over any creditor in regard to the funds deposited in the DEPOSIT ACCOUNTS.

7.4. All expenses arising from the maintenance of the DEPOSIT ACCOUNTS and MOVEMENT ACCOUNTS in connection with LOANS 1 and 2, as well as those relative to the registration of this AGREEMENT, shall be the responsibility of the BENEFICIARY,

7.5. A waiver by any party relative to the exercise of any rights attributed to it herein and in LOANS 1 and 2 shall only be effective if expressed in writing. No tolerance, delay or indulgence by any of the parties in enforcing any provision herein shall affect or restrict the rights of such party, nor shall it prevent such party from exercising such rights or any other rights at opportune time.

7.6. Without prejudice to the statements and guarantees provided in LOANS 1 and 2, the BENEFICIARIES represent and warrant that:

7.6.1. they are authorized, under the terms of the law and their Bylaws, to grant and to bind the RESTRICTED REVENUE, as well as fulfill the provisions hereof;

7.6.2. the establishment and execution of this AGREEMENT does not violate any provision of their Bylaws or the laws and regulations to which they are subjected;

7.6.3. the binding of the RESTRICTED REVENUE contemplated herein does not infringe or violate any provision or clause contained in agreement in which the BENEFICIARIES are a party;

7.6.4. there is no legal impediment contained in agreements in which the BENEFICIARIES are a party preventing the delivery of the RESTRICTED REVENUE contemplated herein to the benefit of the FINANCIAL AGENTS and BNDES.

7.6.5. the RESTRICTED REVENUE is free of any burden, uncertainty, debt and/or lien of any nature, except the binding hereof and the restriction referred to in subitem 4.5.1, and that they are solely responsible for the obligations assumed in LOANS 1 and 2.

7.7. The RESTRICTED REVENUE now submitted as Security by the BENEFICIARIES shall last until the final and total liquidation of the obligations assumed in LOANS 1 and 2. The BENEFICIARIES are responsible for any and all losses caused to the FINANCIAL AGENT and BNDES arising from false or imprecise statements and guarantees provided herein.

7.8. In case of default of the obligations assumed by the BENEFICIARIES under LOANS 1 and 2, the judicial and extra-judicial measures to be taken by the FINANCIAL AGENTS and by BNDES do not require the FINANCIAL AGENTS' consent to BNDES and vice-versa. It is hereby established that, in case of the enforcement of the security agreed to herein, the FINANCIAL AGENTS may enforce up to 70% (seventy percent) and BNDES may enforce up to 30% (thirty percent) of the amounts retained by means of the security system agreed to in this AGREEMENT.

7.9. This AGREEMENT is irreversible and irrevocable, and may only be modified by means of an amendment, upon prior approval of FINANCIAL AGENTS and BNDES, duly signed by the parties identified in the preamble hereof.

8.       COMMUNICATION:

8.1. Any an all communications and/or correspondence to be exchanged between the parties relative to LOANS 1 and 2 and the present AGREEMENT shall be sent by fax or forwarded to the following addresses:

To LEADER BANCO ITAU S.A.

Address:   Rua Boa Vista 176 - Mezanino - Corpo II - Sao Paulo - SP
Attn.:     Mr. Jose Roberto Curan
Fax #:     (011) 237-2945
Phone #:   (011) 237-2901
Email:     jose.curan@itau.com.br

To LEADER BANCO DO BRASIL S.A.

Address:   SBS - Ed. Sede III - 6(degree)andar
Attn.:     Adezio de Almeida Lima
Fax #:     61 310-4090
Phone #:   61 310-5353
Email:     adeziolima@bancobrasii.com.br

To BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES

Address:   Rua Republica do Chile, n.(degree)100 - Rio de Janeiro/RJ
Attn.:     Dr. Maria Christina Fontainha Carneiro
Fax #:     21 277-6901 / 7459
Phone #:   21220-1342
Email:     cameiro@bndes.gov.br

To the BENEFICIARY TELECOMUNICACOES DO AMAZONAS S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DA BAHIA S.A.

Address:   Rua Lauro Muller, n.(degree)116,22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO CEARA S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE MINAS GERAIS S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO PARA S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO PIAUI S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE SERGIPE S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO MARANHAO S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE PERNAMBUCO S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE ALAGOAS S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO AMAPA S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO ESPIRITO SANTO S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DA PARAIBA S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DO RIO DE JANEIRO S.A.

Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the BENEFICIARY TELECOMUNICACOES DE RORAIMA S.A.
Address:   Rua Lauro Muller, n.(degree)116, 22(degree)andar, Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

To the DEPOSITARY BANCO DO BRASIL S.A.
Address:   SBS - Ed. Sede III - 6(degree) andar
Attn.:     Adezio de Almeida Lima
Fax #:     61   310-4090
Phone #:   61   310-5353
Email:     adeziolima@bancobrasil.com.br

To the FINANCIAL AGENT BANCO BRADESCO S.A.
Address:   Cidade de Deus, s/n, Vila Yara, Osasco, Predio Novissimo, 2(degree)
           andar
Attn.:     Mr. Manoel Carlos Siqueira
Fax #:     (011) 3684-3185
Phone #:   (011) 3684-2232
Email:     4130.msiqueira@bradesco.com.br

To the FINANCIAL AGENT UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A.
Address:   Avenida Eusebio Matoso, 891, 18o andar, Sao Paulo-SP
Attn.:     Mr. Francisco de Assis Crema
Fax #:     (0 XX 11) 3097 4823
Phone #:   (0 XX 11) 3097 1669
Email:     francisco.crema@unibanco.com.br

To the FINANCIAL AGENT BANCO ALFA DE INVESTIMENTO S.A.,
Address:   Alameda Santos 466 - 9(degree)andar - Cerqueira Cesar - Sao Paulo -
           SP
Attn.:     Mr. Edgard Calazans Xavier
Fax #:     (011) 3175-5106
Phone #:   (011) 3175-5706 / 5705
Email:     corpfin@bancoalfa.com.br

To the FINANCIAL AGENT BANCO CITIBANK S.A.
Address:   Av. Paulista n.(degree)1111 - 11(degree)andar - Sao Paulo/S P
Attn.:     Sr. Giammarco Gentile
Fax #:     (OXX1 1) 5576-2825
Phone #:   (OXX11) 5576-2087
Email:     giammarco.gentile@citicorp.com

To the FINANCIAL AGENT BANCO SAFRA S.A.
Address:   Av. Paulista, 2100 -14(degree)andar - Sao Paulo (SP)
Attn.:     Mr. Udovaldo Tadeu Chiarotti
Fax #:     (OXXI 1) 3175-8210
Phone #:   (OXX11) 3175-7820
Email:     tadeu.chiarotti@safra.com.br

To the FINANCIAL AGENT BANCO VOTORANTIM S.A.,
Address:   Av. Roque Petroni Jr., 999 - 14(degree)andar - Sao Paulo (SP)
Attn.:     Sr. Reinaido Hossepian
Fax #:     (OXX11) 5185-1922
Phone #:   (0XX11) 5185-1731
Email:     reihos@bancovotorantim.com.br

To the FINANCIAL AGENT BANCO SUDAMERIS BRASIL S.A.,
Address:   Av. Paulista, 1000 - 2(degree)andar - Sao Paulo (SP)
Attn.:     Ms. Roberta Maria Costa Mello
 Fax #:    (OXX11) 3170-9745
 Phone #:  (OXX11) 3170-9749
 Email:    rcmello@sudameris.com.br

To the FINANCIAL AGENT BANCO SANTANDER BRASIL S.A.,
Address:   Rua Amador Bueno, 474 - 3(degree)andar - Sao Paulo (SP)
Attn.:     Mr. Lineo Ciociola Tobias
Fax #:     (0XX11) 538-8271
Phone #:   (0XX11) 538-8953
Email      tobias@santander.com.br

To the INTERVENING GUARANTOR TELE NORTE LESTE PARTICIPACOES S.A.
Address:   Rua Lauro Muller no.116, 22nd floor - Rio de Janeiro/RJ
Attn.:     Dr. Rene de Medeiros Ribeiro Martins
Fax #:     21 279-3210
Phone #:   21 279-3176
Email:     renem@telemar.com.br

9.       JURISDICTION

9.1. The parties hereby select the Central Court of the City of Rio de Janeiro, Rio de Janeiro State to resolve any disputes arising hereunder, to the exclusion of any other court, however privileged it may be.

In witness whereof, the parties hereto have executed this agreement in 19 (nineteen) counterparts of equal content and form, before the two undersigned witnesses.

                                          Rio de Janeiro, December 15th of 2000.

BENEFICIARIES: [Signatures]
TELECOMUNICACOES DO AMAZONAS S.A.
TELECOMUNICACOES DA BAHIA S.A.
TELECOMUNICACOES DO CEARA S.A.
TELECOMUNICACOES DE MINAS GERAIS S.A.
TELECOMUNICACOES DO PARA S.A.
TELECOMUNICACOES DO PIAUI S.A.
TELECOMUNICACOES DE SERGIPE S.A.
TELECOMUNICACOES DO MARANHAO S.A.
TELECOMUNICACOES DE PERNAMBUCO S.A.
TELECOMUNICACOES DE ALAGOAS S.A.
TELECOMUNICACOES DO AMAPA S.A.
TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.
TELECOMUNICACOES DO ESPIRITO SANTO S.A.
TELECOMUNICACOES DA PARAIBA S.A.
TELECOMUNICACOES DO RIO DE JANEIRO S.A.
TELECOMUNICACOES DE RORAIMA S.A.

DEPOSITARY: [Signature]
BANCO DO BRASIL S.A.

CREDITORS: [Signatures]
BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES
FINANCIAL AGENT: BANCO ITAU S.A.
FINANCIAL AGENT: BANCO DO BRASIL S.A.
FINANCIAL AGENT: BANCO BRADESCO S.A.
FINANCIAL AGENT: UNIBANCO - UNIAO DE BANCOS BRASILEIROS S.A.
FINANCIAL AGENT: BANCO ALFA DE INVESTIMENTO S.A.
FINANCIAL AGENT: BANCO CITIBANK S.A.
FINANCIAL AGENT: BANCO SAFRA S.A.
FINANCIAL AGENT: BANCO VOTORANTIM S.A.
FINANCIAL AGENT: BANCO SUDAMERIS BRASIL S.A.
FINANCIAL AGENT: BANCO SANTANDER BRASIL S.A.

INTERVENING GUARANTOR: [Signature]
TELENORTE LESTE PARTICIPACOES S.A.

WITNESS: ANA PAULA FANAN [Signature]
WITNESS: LEILA DE SOUZA SANCHES [Signature]

                                  ATTACHMENT I

                                COLLECTING BANKS

    1) TELECOMUNICACOES DO AMAZONAS S.A.

------------------------------------------------------------------------------------
         BANK NAME                 CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
HSBC - Bamerindus                   399                   01.701.201/0001-89
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Banco do Estado do Amazonas         034                   04.562.120/0001-33
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
Bandeirantes                        230                   61.071.387/0001-61
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------

    2) TELECOMUNICACOES DA BAHIA S.A.

------------------------------------------------------------------------------------
         BANK NAME                 CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                    00.360.305/0001-04
------------------------------------------------------------------------------------
Baneb                               028                    15.142.490/0001-38
------------------------------------------------------------------------------------
Bradesco                            237                    60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                    60.701.190/0001-04
------------------------------------------------------------------------------------
Mercantil do Brasil                 389                    17.184.037/0001-05
------------------------------------------------------------------------------------
Banco Real                          275                    33.066.408/0001-15
------------------------------------------------------------------------------------
Bandeirantes                        230                    61.071.387/0001-61
------------------------------------------------------------------------------------
Banco do Brasil                     001                    00.000.000/0001-91
------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)              641                    33.870.163/0001-84
------------------------------------------------------------------------------------
Citibank                            745                    33.479.023/0001-80
------------------------------------------------------------------------------------
Unibanco                            409                    33.700.394/0001-40
------------------------------------------------------------------------------------
America do Sul                      215                    61.230.165/0001-44
------------------------------------------------------------------------------------
BCN                                 291                    60.898.723/0001-81
------------------------------------------------------------------------------------
Banco Boavista                      231                    33.485.541/0001-06
------------------------------------------------------------------------------------
Bank Boston                         479                    60.394.079/0002-95
------------------------------------------------------------------------------------
Banco Rural                         453                    33.124.959/0001-98
------------------------------------------------------------------------------------
Santander                           353                    60.700.556/0001-72
------------------------------------------------------------------------------------

    3) TELECOMUNICACOES DO CEARA S.A.

------------------------------------------------------------------------------------
      BANK NAME                    CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
BEC                                 035                   07.196.934/0001-07
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------

    4) TELECOMUNICACOES DE MINAS GERAIS S.A.

------------------------------------------------------------------------------------
       BANK NAME                     CODE         CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal              104                  00.360.305/0001-04
------------------------------------------------------------------------------------
Bradesco                             237                  60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                           341                  60.701.190/0001-04
------------------------------------------------------------------------------------
Mercantil do Brasil                  389                  17.184.037/0001-05
------------------------------------------------------------------------------------
Banco Real                           275                  33.066.408/0001-15
------------------------------------------------------------------------------------
Bandeirantes                         230                  61.071.387/0001-61
------------------------------------------------------------------------------------
Banco do Brasil                      001                  00.000.000/0001-91
------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)               641                  33.870.163/0001-84
------------------------------------------------------------------------------------
Citibank                             745                  33.479.023/0001-80
------------------------------------------------------------------------------------
Unibanco                             409                  33.700.394/0001-40
------------------------------------------------------------------------------------
Cecremge                           756/2001               00.309.024/0001-27
------------------------------------------------------------------------------------
Banco da Cidade                      244                  61.377.611/0001-38
------------------------------------------------------------------------------------
BCN                                  291                  60.898.723/0001-81
------------------------------------------------------------------------------------
Banco Boavista                       231                  33.485.541/0001-06
------------------------------------------------------------------------------------
Bank Boston                          479                  60.394.079/0002-95
------------------------------------------------------------------------------------
Banco Rural                          453                  33.124.959/0001-98
------------------------------------------------------------------------------------
Crediminas                           800                  25.683.434/0001-64
------------------------------------------------------------------------------------
Banco Emblema                        743                     795.423/0001-45
------------------------------------------------------------------------------------
HSBC - Bamerindus                    399                  01.701.201/0001-89
------------------------------------------------------------------------------------
Banco Safra                          422                  58.160.789/0001-28
------------------------------------------------------------------------------------
Sudameris                            347                  60.942.638/0001-73
------------------------------------------------------------------------------------
Unicred                              801                  00.184.068/0001-78
------------------------------------------------------------------------------------

    5) TELECOMUNICACOES DO PARA S.A.

------------------------------------------------------------------------------------
        BANK NAME                  CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
HSBC - Bamerindus                   399                   01.701.201/0001-89
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Banco do Estado do Para             037                   04.913.711/0001-08
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
BASA                                003                   04.902.979/0001-44
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------

    6) TELECOMUNICACOES DO PIAUI S.A.

------------------------------------------------------------------------------------
       BANK NAME                   CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Banco do Estado do Para             037                   04.913.711/0001-08
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------

    7) TELECOMUNICACOES DE SERGIPE S.A.

------------------------------------------------------------------------------------
         BANK NAME                 CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
Banese                              047                   13.009.717/0001-46
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
Bandeirantes                        230                   61.071.387/0001-61
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------

   8) TELECOMUNICACOES DO MARANHAO S.A.

------------------------------------------------------------------------------------
         BANK NAME                 CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
HSBC - Bamerindus                   399                   01.701.201/0001-89
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Banco do Estado do Maranhao         036                   06.271.464/0001-19
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
BASA                                003                   04.902.979/0001-44
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)              641                   33.870.163/0001-84
------------------------------------------------------------------------------------
Banco Rural                         453                   33.124.959/0001-98
------------------------------------------------------------------------------------

    9) TELECOMUNICACOES DE PERNAMBUCO S.A.

------------------------------------------------------------------------------------
         BANK NAME                 CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
Bandepe                             024                   10.866.788/0001-77
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Mercantil do Brasil                 389                   17.184.037/0001-05
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
Bandeirantes                        230                   61.071.387/0001-61
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)              641                   33.870.163/0001-84
------------------------------------------------------------------------------------
Citibank                            745                   33.479.023/0001-80
------------------------------------------------------------------------------------
Unibanco                            409                   33.700.394/0001-40
------------------------------------------------------------------------------------
BR Mercantil                        749                   10.995.587/0001-70
------------------------------------------------------------------------------------

    10) TELECOMUNICACOES DE ALAGOAS S.A.

------------------------------------------------------------------------------------
       BANK NAME                   CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
BCN                                 291                   60.898.723/0001-81
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Mercantil do Brasil                 389                   17.184.037/0001-05
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
Banco Rural                         453                   33.124.959/0001-98
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------

    11) TELECOMUNICACOES DO AMAPA S.A.

------------------------------------------------------------------------------------
       BANK NAME                   CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
BASA                                003                   04.902.979/0001-44
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------

    12) TELECOMUNICACOES DO RIO GRANDE DO NORTE S.A.

------------------------------------------------------------------------------------
         BANK NAME                 CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
BCN                                 291                   60.898.723/0001-81
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Unibanco                            409                   33.700.394/0001-40
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------

13) TELECOMUNICACOES DO ESPIRITO SANTO S.A.

------------------------------------------------------------------------------------
       BANK NAME                   CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
Banestes                            021                    28.127.603/001-78
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Secreste                            657                   32.433.674/0001-76
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
Bancoob                             756                   02.034.232/0001-64
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------
HSBC - Bamerindus                   399                   01.701.201/0001-89
------------------------------------------------------------------------------------
Unibanco                            409                   33.700.394/0001-40
------------------------------------------------------------------------------------

    14) TELECOMUNICACOES DA PARAIBA S.A.

------------------------------------------------------------------------------------
       BANK NAME                   CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)              641                   33.870.163/0001-84
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Paraiban                            030                   09.093.352/0001-03
------------------------------------------------------------------------------------
Mercantil do Brasil                 389                   17.184.037/0001-05
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
Sudameris                           347                   60.942.638/0001-73
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------

    15. TELECOMUNICACOES DO RIO DE JANEIRO S.A.

------------------------------------------------------------------------------------
       BANK NAME                   CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Mercantil do Brasil                 389                   17.184.037/0001-05
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------
Bandeirantes                        230                   61.071.387/0001-61
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)              641                   33.870.163/0001-84
------------------------------------------------------------------------------------
Citibank                            745                   33.479.023/0001-80
------------------------------------------------------------------------------------
Unibanco                            409                   33.700.394/0001-40
------------------------------------------------------------------------------------
Banerj                              029                   33.885.724/0001-19
------------------------------------------------------------------------------------
Banespa                             033                   61.411.633/0001-87
------------------------------------------------------------------------------------
BCN                                 291                   60.898.723/0001-81
------------------------------------------------------------------------------------
Banco Boavista                      231                   33.485.541/0001-06
------------------------------------------------------------------------------------
Bank Boston                         479                   60.394.079/0002-95
------------------------------------------------------------------------------------
Mercantil de Sao Paulo              392                   61.065.421/0001-95
------------------------------------------------------------------------------------
HSBC - Bamerindus                   399                   01.701.201/0001-89
------------------------------------------------------------------------------------

    16) TELECOMUNICACOES DE RORAIMA:

------------------------------------------------------------------------------------
       BANK NAME                   CODE           CNPJ (GENERAL TAXPAYER ENROLLMENT)
------------------------------------------------------------------------------------
Banco do Brasil                     001                   00.000.000/0001-91
------------------------------------------------------------------------------------
Bilbao Vizcaya (Excel)              641                   33.870.163/0001-84
------------------------------------------------------------------------------------
Bradesco                            237                   60.746.948/0001-80
------------------------------------------------------------------------------------
Caixa Economica Federal             104                   00.360.305/0001-04
------------------------------------------------------------------------------------
Banco Itau                          341                   60.701.190/0001-04
------------------------------------------------------------------------------------
Banco Real                          275                   33.066.408/0001-15
------------------------------------------------------------------------------------

                                  ATTACHMENT II

Place and date

To
Bank
Bank
(list all collecting banks for each respective Beneficiary)

RE.: DELIVERY OF FUNDS DEPOSITED IN OUR ACCOUNTS TO THE BENEFIT OF BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES AND THE CONSORTIUM FORMED BY BANCO ITAU S.A., BANCO DO BRASIL S.A., BANCO BRADESCO S.A., UNIBANCO - UNIAO DOS BANCOS BRASILEIROS S.A., BANCO ALFA DE INVESTIMENTO S.A., BANCO CITIBANK S.A., BANCO SAFRA S.A., BANCO VOTORANTIM S.A., BANCO SUDAMERIS BRASIL S.A., AND BANCO SANTANDER BRASIL S.A.

Dear Sirs,

We inform you that the rights associated with the revenue originating from fixed telephony services, which are the property of the undersigned and collected by you, are placed as security for the obligations pursuant to Credit Agreement # 00.2.632.3.1, entered into on 12/15/2000 with the Banco de Desenvolvimento Economico e Social - BNDES, and to Subloan Agreement (Loan Agreement Via Onlending of BNDES Funds) BNDES FINEM TJLP/CM no. 060/2000-IC, entered into on 12/15/2000 with the Consortium concerned, led by Banco Itau S.A. and Banco do Brasil S.A., and we therefore give, irreversibly and irrevocably, express instructions for this bank to proceed as follows:

    1. Whereas the undersigned has placed as security for the faithful compliance of its obligations, pursuant to aforementioned agreements, to the benefit of BNDES and the Banks forming the Consortium concerned, the rights over the amounts collected in your bank branches, originating from invoice payments made by users in connection with the provision of fixed telephony services supplied by this company, the totality of collected funds must be transferred to Banco do Brasil, via DOC (Credit Order Document) by the 3rd business day following the actual receipt to the account in our name, of no. xxx, at the Lelio Gama Branch (#1755-8).

    2. The present order of transfer to the account specified above shall come into effect as of the date you receive this letter and shall be valid until all obligations we have assumed in the referred to Loan Agreements entered into with BNDES and the Banks forming the Consortium concerned.

    3. The lien on the receivables mentioned herein shall only be released with the written and joint consent of the Banco Itau S.A., Banco do Brasil S.A. (in their capacity as leaders and agents of the Consortium concerned) and BNDES, or the totality of the Banks forming the Consortium concerned, together with BNDES, or yet other leaders of the

         Consortium eventually appointed in case of resignation or removal of Banco Itau S.A. and/or Banco do Brasil S.A., always in conjunction with BNDES.

Given that the present document expresses the agreements between the parties, we request that you sign and state your agreement below in order to make it effective.

Sincerely,

Company Name
CNPJ/MF (General Taxpayer Enrollment #)

IN AGREEMENT:

Bank
CNPJ/MF:

Bank
CNPJ/MF:

Bank
CNPJ/MF:

Bank
CNPJ/MF: